Filed Pursuant to Rule 424(b)(2)

Registration No. 333-171164

PROSPECTUS SUPPLEMENT To Prospectus dated February 1, 2011

7,750,000 Shares

Common Stock

$7.50 per share

Black Diamond, Inc. is offering 7,750,000 shares.	Trading symbol: Nasdaq Global Select Market — BDE

The last reported sale price of our common stock on February 15, 2012 was $8.01 per share.

This investment involves risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 2 in the accompanying prospectus.

	Per Share	Total
Public offering price	$7.50	$58,125,000
Underwriting discount (1)	$0.45	$2,887,500
Proceeds, before expenses, to Black Diamond, Inc. (1)	$7.05	$55,237,500

(1)    The total underwriting discounts and commissions reflect that the underwriters will receive no discount in respect of the 1,333,333 Reserved Shares, and the total proceeds to Black Diamond have been correspondingly increased.

The underwriters have a 30-day option to purchase up to 1,162,500 additional shares of common stock from us to cover over-allotments, if any.

At our request, the underwriters will reserve for sale by us at the public offering price 1,333,333 shares of our common stock, to be offered by this prospectus supplement to our officers, directors and employees (the “Reserved Shares”).  The underwriters will receive no underwriting discount with respect to the Reserved Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

Wm Smith & Co.

The date of this prospectus supplement is February 16, 2012.

LOCATIONS

KEEPING YOU ON TOP
UTAH AVALANCHE
CENTER

Prospectus

Black Diamond, Inc. is responsible only for the information contained in this prospectus supplement, the prospectus, the documents incorporated by reference in this prospectus supplement and the prospectus issued or authorized by Black Diamond, Inc.  We and the underwriters have not authorized anyone to provide you with any other information, and we and the underwriters take no responsibility for any other information that others may give you.  If you receive any other information, you should not rely on it.  We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.  The information contained or incorporated by reference in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of shares of our common stock.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common stock that the selling stockholder is offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information. You should read this prospectus supplement along with the accompanying prospectus, the documents incorporated by reference herein and therein. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

MARKET AND INDUSTRY DATA

In addition to the industry, market and competitive position data referenced throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein that are derived from our own internal estimates and research, some market data and other statistical information used throughout this prospectus supplement, the accompanying prospectus or documents incorporated by reference herein and therein are based in part upon third party industry publications, studies and surveys, which generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is prepared by reputable sources, we have not independently verified market and industry data from third party sources.

FORWARD-LOOKING STATEMENTS

Please note that in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein we may use words such as “appears,” “anticipates,” “believes,” “plans,” “expects,” “intends,” “future,” and similar expressions which constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results of operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein include, but are not limited to, the overall level of consumer spending on our products; general economic conditions and other factors affecting consumer confidence; disruption and volatility in the global capital and credit markets; the financial strength of the Company’s customers; the Company’s ability to implement its growth strategy; the Company’s ability to successfully integrate and grow acquisitions; the Company’s ability to maintain the strength and security of its information technology systems; stability of the Company’s manufacturing facilities and foreign suppliers; the Company’s ability to protect trademarks and other intellectual property rights; fluctuations in the price, availability and quality of raw materials and contracted products; foreign currency fluctuations; our ability to utilize our net operating loss carryforwards; and legal, regulatory, political and economic risks in international markets. More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the Securities and Exchange Commission (the “SEC” or “Commission”), including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All forward-looking statements included in this prospectus supplement are based upon information available to the Company as of the date of this prospectus supplement, and speak only as the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus supplement.

You should also read carefully the factors described or referred to in the “Risk Factors” section of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. Any forward-looking statements that we make in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein as well as other written or oral statements by us or our authorized officers on our behalf, speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. It is not complete and does not contain all of the information that you should consider before making an investment decision. We urge you to read all of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein carefully, including the financial statements and notes to those financial statements incorporated herein by reference. Please read “Risk Factors” contained herein, in the accompanying prospectus and in the documents incorporated by reference herein and therein for more information about important risks that you should consider before investing in the common stock. Unless the context otherwise indicates, references to: (i) “Black Diamond,” “Company,” “we,” “our,” and “us,” refers to Black Diamond, Inc.; (ii) “Black Diamond Equipment” refers to Black Diamond Equipment, Ltd.; and (iii) “Gregory Mountain Products” and  “Gregory” refer to Gregory Mountain Products, LLC.

Our Company

Black Diamond is a leader in designing, manufacturing and marketing high performance products for the active outdoor enthusiast.  We believe our principal brands, Black Diamond® and GregoryTM, are synonymous with the performance, innovation, durability and safety that the climbing, mountaineering, skiing and backpacking communities rely on to engage in their active lifestyles year-round.  The demand for our brands and products is aspirational in nature, transcending the core enthusiasts to also include general active outdoor recreationalists and consumers interested in outdoor-inspired gear for their urban activities.  The broadening consumer demand for our products is evidenced by our rapid revenue growth and supported by our global distribution infrastructure. The Black Diamond® brand has grown revenues for the past 20 years at a compound annual growth rate of approximately 14%.  In 2010 we reported pro forma sales of $125 million and pro forma Adjusted EBITDA of $10.8 million; see “Selected Consolidated Financial Data” for a reconciliation of pro forma sales and pro forma Adjusted EBITDA to the most comparable GAAP financial measures.

We offer a broad range of products including: rock-climbing equipment (such as carabiners, protection devices, harnesses, belay devices, helmets and ice-climbing gear), technical backpacks and high-end day packs, travel luggage, lifestyle packs, tents, trekking poles, headlamps and lanterns, gloves and mittens, skis, ski poles, ski bindings, ski boots, ski skins and avalanche safety equipment. We distribute our products through a network comprised primarily of leading independent specialty retailers, specialty chains such as Recreational Equipment, Inc. (“REI”), independent global distributors selling to specialty retail, and direct-to-consumer through our website and wholly-owned retail store. Our products are sold in North America, Europe, Asia and the rest of the world in approximately 50 countries, with international sales representing approximately 57% and 59% of our sales for the year ended December 31, 2010 and for the year-to-date through the quarter ended September 30, 2011, respectively.

In our 54 year heritage, we have developed a track record of gear innovations that has changed the nature of climbing, telemark skiing, and mountaineering. By extension, our history and brand have become synonymous with the sports in which we participate. The genesis of the current Black Diamond, Inc. was through the May 2010 acquisition of Black Diamond Equipment, Ltd. and Gregory Mountain Products, Inc. by Clarus Corporation, a public company with approximately $81 million of cash, cash equivalents and marketable securities (as of March 31, 2010) and significant accumulated net operating losses (“NOLs”). Clarus Corporation was renamed Black Diamond, Inc. in January 2011.

Our management team and talented employees include active climbers, skiers and backpackers who share our passion and understanding of the sports and the markets we serve. We are a company of passionate users, working to develop products to improve the performance, safety and comfort of active outdoor recreation equipment. Our values, ethos, and working relationships mirror the values and culture of the sports we serve and are foundational to the Company’s strength and to our ability to attract highly skilled and dedicated professionals.

Today, we are a global business with significant scale, and we believe that we are well positioned to grow organically and through additional acquisitions in the outdoor space.  We believe our global product development, sales and distribution capabilities are beyond those of similarly sized companies, reflecting the substantial investments we have made in our people and infrastructure.  We believe that these investments should be able to support our expected goal of generating approximately $500 million in sales by 2015 with limited incremental investment in our platform to support future acquisitions.

Market Opportunity

Our business and brands are benefiting from the convergence of function and fashion in the outdoor and athletic apparel, footwear, and equipment space. We believe consumer purchase decisions are driven by both a need for functional products and a desire to create a particular lifestyle perception. This confluence and consumer behavior can be seen in a number of highly successful lifestyle brands including Lululemon, Under Armour, The North Face, and Nike. Primary growth drivers in our business include an increased awareness in health and wellness, the desire to own functional products that are aesthetically pleasing, and the continued success and exposure of our key retail partners including REI, Eastern Mountain Sports, Mountain Equipment Co-op and Backcountry.com.

The U.S. outdoor products market, including hardgoods, apparel, and footwear for outdoor use accounts for more than $11.0 billion in retail sales for the twelve months ended July 2, 2011. According to the Outdoor Foundation, nearly 138 million Americans participated in outdoor recreation in 2010. Globally, we believe that the opportunity for the Company is even greater. We estimate that the European market is significantly larger than the U.S. market, and that in Asia, the active outdoor market is growing very rapidly. Growth drivers in Europe and Asia include a younger, more affluent and lifestyle-oriented consumer, an increase in interest in sports and leisure activities and a general retail demand for high quality brands.

The outdoor products marketplace, both domestically and internationally, is highly fragmented. Specialty brands, particularly throughout Europe, hold respectable market share relative to larger broadline competitors. We see this fragmentation as an opportunity for a leader to emerge, particularly in the more technical categories.

Specialty retailers and online sales continue to play significant roles in the outdoor products marketplace. Outdoor specialty retailers accounted for 18.3% of U.S. outdoor product sales for the trailing twelve months ended June 30, 2010, and internet and catalog sales accounted for 10.2% of sales. We believe that our strong relationships in the specialty retail channel and expanding online presence provides us with a competitive advantage and significant growth opportunity.

Competitive Strengths

At Black Diamond, Inc. we live and breathe the sports we represent and approach business like we do climbing, where there is precious little room for error.  We believe the following strengths differentiate us from our competitors, allowing us to take advantage of the large and growing market in which we participate:

Authentic Portfolio of Iconic/Lifestyle Brands. We believe that our brands are iconic among devoted active outdoor adventurers with a strong reputation for innovation, style, quality, design, safety and durability. Our brands also appeal to everyday customers seeking high quality outdoor-inspired lifestyle products for urban and suburban living.  Our focus on innovation, safety and style differentiates us from our competitors and positions Black Diamond to address the growing market for outdoor recreation equipment and active lifestyle products. Our portfolio includes the following global brands:

Black Diamond Equipment: Black Diamond Equipment products are designed for climbers, mountaineers and skiers as well as aspirational outdoor enthusiasts. We focus on innovation and performance, and we strive to deliver products that epitomize high quality and durability.  Our Black Diamond® branded products have received significant industry recognition and numerous awards for our contribution to the outdoor industry. We believe that our deep-rooted history of innovation continues to be industry defining and shapes the way in which our customers enjoy outdoor activities.

Gregory Mountain Products: Gregory Mountain Products designs and manufactures premier technical backpacking and mountaineering products and accessories, as well as outdoor-inspired lifestyle bags for urban and suburban living. Gregory packs are world-renowned for setting performance standards in backpacks; they are noted for innovative design, ergonomic and comfortable fit, and an obsession with quality, comfort and durability The Gregory research and design team, including company founder Wayne Gregory, continues to lead the way in innovative backpack technology and performance.

Product Innovation and Development Capabilities.  We have a long history of technical innovation and product development, with over 70 patents and patents pending worldwide and over 200 new product introductions since 1989. Our employees’ passion and intimacy with our core outdoor activities fosters new and innovative ideas, which we believe provides a significant advantage that will drive our company and industry to new levels. Our Salt Lake City headquarters, nestled in the Wasatch Mountains, with such a vibrant user community, provides the ideal backdrop for our employees, most of whom are high level performance athletes in these sports themselves, to test our new products.  We believe that our vertically integrated design and development process and enthusiast employee base provide us with a unique competitive advantage to continue to drive future innovation for our company and the industry in which we serve.

Diversified Portfolio by Brand, Product, Geography and Channel. Our business is highly diversified across brands, products, geographies and channels. We operate a multi-brand platform with Black Diamond® and GregoryTM branded products spanning 27 product categories addressing mountaineering, climbing and skiing activities.  Our brands are truly global with approximately 57% and 59%, respectively, of our sales for the year ended December 31, 2010 and for the year-to-date through the quarter ended September 30, 2011, generated outside the United States in approximately 50 countries.   We have a highly diversified customer base and sell products in over 4,700 retail locations, including independent and specialty stores, our website at blackdiamondequipment.com and other retail locations.  We believe that our brand, product, geographic and distribution channel diversity allows us to maximize the reach of our brand portfolio while reducing the risk associated with any single brand, product category or point of distribution.

Scalable Global Operating Platform.  We have developed a highly scalable global platform of manufacturing, sourcing, quality assurance, distribution, IT and back office capabilities. We manufacture approximately 30% to 35% of our newest and most proprietary products in-house, which is cost competitive and helps us to maintain our competitive advantage over our peers. We also have a global network of high quality, strategic partners, many of whom we have had relationships with for over ten years, from which we source the remaining approximately 65% to 70% of our manufactured products. Our back office functions, including supply chain management, warehousing, sourcing and finance, run on our global ERP platform supporting both brands, while allowing them to remain distinct on the front end.  Additionally, we believe that we can efficiently plug new brands into the existing structure, as we did with the integration of Gregory Mountain Products. We believe the substantial investments we have made in our global operating platform provide us with sufficient capacity to accommodate our organic and strategic acquisition growth plans for the next five years.

Core Values Deeply Rooted in Organization. Our company was founded with the vision of being one with the sports we serve, absolutely indistinguishable from them. Our mission is to profitably design, manufacture, and bring to market innovative and technical products of high quality, high performance and exemplary durability that are targeted toward our primary customers – climbers, mountaineers and off-piste skiers. We define ourselves on a Five-Pillar founding construct and are guided by our Ten Commitments.  Our employees have a tight bond and shared enthusiasm for the active outdoors. The sports we collectively engage in have athleticism, adventure and commitment at their core and our team shares these qualities throughout the organization. We take pride in our efforts to support conservation, education and recreation groups that are on the frontlines of protecting and preserving the wild lands we love and depend on. These shared core values enable us to attract and retain like-minded, highly motivated employees with passion for the active outdoors.

Experienced and Incentivized Senior Management Team. Our senior management team has been involved in the operation, acquisition and integration of several successful companies. Peter Metcalf, our lead-founder,  President and Chief Executive Officer for over 22 years, boasts a lifetime of active participation in outdoor sports and a compelling track record in the outdoor/ski products industry. We are also supported by the skills and collective experience of Warren B. Kanders, our Executive Chairman, and Robert R. Schiller, our Executive Vice Chairman, who have substantial experience working together in managing operations and building public companies through strategic acquisitions and organic development, notably at Armor Holdings, Inc.  We have assembled a proven and talented global management team led by Mr. Metcalf.  Each member of our 11-person senior management team, on average, has been with Black Diamond, Inc. (or its predecessor) for approximately 12 years, with over 129 years of collective experience. The members of our Board of Directors and our executive officers, including Messrs. Kanders, Metcalf and Schiller, are substantial stockholders of the Company and beneficially own approximately 39% of our outstanding common stock prior to this offering, which we believe aligns the interests of our Board of Directors and our executive officers with that of our stockholders.

Growth Strategy

We intend to achieve sustainable, profitable growth by expanding organically and through targeted, strategic acquisitions.  Our goal is for our brands to become the number one leading premium active outdoor gear and lifestyle brands.  We believe our growth initiatives represent an approximate $500 million sales opportunity by 2015 including:

Continue to service and grow existing retail accounts. Since our inception, we have developed strong relationships with our key retail partners through a mutual respect and admiration for the sports we serve. As the outdoor retail industry expands in terms of both sales and store count, we believe that we are well-poised to capitalize on this growth opportunity. For example, REI, our largest customer, has expanded from 77 stores in 2004 to 122 at the end of 2011. According to REI’s annual report, for the year ended December 31, 2010, REI’s revenues increased 14.0% to approximately $1.7 billion compared to 2009. Through our various corporate initiatives, including our planned introduction of a technical apparel line, the extension of our existing product portfolios, an emphasis on brand awareness and visual merchandising and our general acquisition strategy, we plan to both grow and service our existing retail accounts as well as foster new relationships.

Introduce New Product Technologies and Expand Existing Brands Into New Categories. We believe our new product extensions present opportunities, through both technological innovation and expansion into new categories. We have a long history of technical innovation, introducing over 200 new products and growing sales at a 14% compound annual growth rate since 1989. We expect to continue this product innovation into the future and see the potential for continued double-digit growth driven by future product innovation as well as increasing participation in the active outdoor sports that we serve.

We plan to expand our business into both adjacent and complementary product categories, including outdoor technical apparel. We recently hired the director of technical apparel and gear from Patagonia to lead our apparel initiative and we plan to launch our first apparel line as early as the Fall of 2013. We believe that apparel represents the single largest growth opportunity for our brands and that our intimate understanding of the desired fit, performance, style and aesthetics of products for the sports we serve will help us to be successful in this initiative. We have successfully expanded our product offerings and grown our sales through innovation in ski boots, gloves, trekking poles and headlamps and believe that apparel represents a logical progression for our outdoor brands.

Broaden Distribution Footprint and Elevate Brand Profile. We believe there is a significant opportunity to expand our brand presence and penetration outside of the U.S. market. We believe that the European Alpine market is currently significantly larger than the U.S. market and is highly fragmented by country, with no clear leader across Europe. We have been able to gain market share by emphasizing our brands and positioning ourselves as a global company with American roots. Furthermore, we plan to bring some of our international distributors in-house, increase the number of doors we sell through and drive higher sales through our existing and new doors with our new visual merchandising initiative that showcases our products more prominently.  Our presence in Asia, further solidified with the acquisition of Gregory, also represents a significant growth opportunity.  Gregory’s success in Japan as an iconic American brand is driving business in Hong Kong, China, South Korea and other key Asian markets.

Pursue Selected Outdoor Acquisitions. The fragmented active outdoor industry is in part comprised of numerous, small-scale entrepreneurial brands presenting a significant opportunity for consolidation. We believe we are viewed as an acquiror of choice in the space due to our brand heritage as well as the benefits we can provide to potential targets through our global operating platform. We will target acquisitions that will enable us to gain access to new product categories, geographies and channels and increase our penetration of existing markets. We have identified a number of potential targets that include tuck-ins, brand acquisitions and strategic targets that we believe represent a sales growth opportunity of approximately $250 million by 2015. We believe our management’s experience in identifying attractive acquisition targets, our proven integration process and our global infrastructure creates a strong platform for future acquisitions.

Expand Our Operating Margins.  Our pro forma Adjusted EBITDA margins in 2010 were 8.7%, and we believe opportunities exist to increase our margins to be more in-line with our outdoor peers. See “Selected Consolidated Financial Data” for a reconciliation of pro forma Adjusted EBITDA to the most comparable GAAP financial measure.  Over the past several years, we have made significant investments in our global operating platform and we are currently investing in our apparel initiative. A primary driver of our expected margin expansion will include leveraging these investments as our sales continue to grow. Additionally, we expect to see margin expansion as we shift our sales mix to higher margin products and bring several of our distributors in-house.

Our recent acquisition of Gregory Mountain Products resulted in $1.4 million of synergies in the first nine months of 2011 as we consolidated supply, logistics, distribution and corporate functions onto one platform. We expect to realize similar types of synergies in future acquisitions and further leverage the investments we had made in our business.

Risk Factors

An investment in our common stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in our common stock.  See “Risk Factors” beginning on page S-9 of this prospectus supplement and in the documents incorporated by reference herein.  Risks relating to our business and our ability to execute our business strategy include:

•

many of the products we sell are used for inherently risky mountain and outdoor pursuits and could give rise to product liability or product warranty claims and other loss contingencies, which could affect our earnings and financial condition;

•

competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers, and if we cannot continue to develop new products in a timely manner, and at favorable margins, we may not be able to compete effectively;

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seasonality and weather conditions may cause our operating results to vary from quarter to quarter;

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there are significant risks associated with our strategy of acquiring and integrating businesses; and

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we may be unable to realize the benefits of our NOLs and tax credit carryforwards, and certain protective measures implemented by us to preserve our NOL may not be effective or may have some unintended negative effects.

Recent Developments

Based on preliminary unaudited information, Black Diamond expects to report fourth quarter 2011 consolidated sales of more than $36 million, up at least 6% from $34 million in the year-ago quarter.

For the year ended December 31, 2011, Black Diamond expects to report consolidated sales of more than $145 million, increasing at least 16% from pro forma sales of $125 million for the year ended December 31, 2010. The pro forma prior year sales include the results of Black Diamond Equipment and Gregory Mountain Products prior to their acquisitions by the Company on May 28, 2010.   See “Selected Consolidated Financial Data” for a reconciliation of pro forma sales to the most comparable GAAP financial measures.

The growth in sales for both the fourth quarter and full year were supported by the introduction of new and innovative products, as well as consistent execution in sales and marketing of existing products.

Gross margin in the fourth quarter of 2011 is expected to exceed 39.0%, which is primarily attributable to the shift in mix toward higher margin products.

Due to higher gross margins, the Company anticipates a modest increase in its previously reported earnings. As a result of the higher earnings, the Company expects to utilize the net operating loss carryforwards set to expire in 2011 that were previously reserved, which the Company believes will result in cash tax savings of more than $3.0 million of Federal income taxes. Although the Company does not expect this will impact cash flow in 2011, by releasing the reserve, the Company believes its GAAP earnings per share may increase over and above what it would have normally reported for the fiscal year ended December 31, 2011 by approximately $0.12 to $0.15.

Our Corporate Information

We are a Delaware corporation.  Our principal executive offices are located at 2084 East 3900 South, Salt Lake City, Utah 84124.  Our phone number at this address is (801) 278-5552.

The Offering

The summary below is not intended to be complete.  For a more detailed description of our common stock, see “Description of Common Stock” in the accompanying prospectus.

Common stock offered by us	7,750,000 shares

Common stock outstanding after this offering	29,513,484 shares

Use of proceeds	We intend to use the net proceeds from the offering for general corporate purposes, including repayment of debt, capital expenditures and potential acquisitions. See “Use of Proceeds.”

Dividend policy

We have never declared or paid cash dividends on our common stock.  We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.  We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

NASDAQ Symbol	BDE

Risk Factors

Investing in our common stock involves substantial risks. You should carefully consider all the information in this prospectus supplement prior to investing in our common stock.  In particular, we urge you to carefully consider the factors set forth under “Risk Factors.”

Reserved Shares

At our request, the underwriters have reserved for sale by us at the public offering price 1,333,333 shares of our common stock for sale as directed by us to certain officers, directors and employees (the “Reserved Shares”).  The underwriters will receive no underwriting discount in connection with the sale of the Reserved Shares.

The number of shares of our common stock to be outstanding after this offering is based upon 21,763,484 shares outstanding as of February 15, 2012 and excludes shares of our common stock issuable upon exercise of outstanding stock options.  This includes 5,647,367 shares of common stock that are beneficially owned by Mr. Kanders, our Chairman of the Board, that he has hypothecated and/or pledged as security for loans from financial institutions, and that may be sold by such financial institutions in the event of a foreclosure of these loans.  The financial institution to which Mr. Kanders has pledged 2,419,490 of his shares has agreed with Mr. Kanders that, notwithstanding its rights to foreclose on the shares in the event of a default under its loan agreement, such financial institution will not sell, transfer or otherwise dispose of the shares of common stock that are beneficially owned by Mr. Kanders during the 90-day lock-up period following this offering, which may be extended under certain circumstances; and the financial institution to which Mr. Kanders has pledged 2,154,450 of his shares has agreed with Mr. Kanders that during the 90-day lock-up period following this offering, which may be extended under certain circumstances, such financial institution will hold such shares in an account that is not pledged to it to secure any outstanding loans it has with Mr. Kanders.  See “Underwriting” for a description of the lock-up agreement and the relevant lock-up period.  1,073,427 shares of common stock beneficially owned by Mr. Kanders may be sold during the 90-day lock-up period in the event Mr. Kanders defaults on a demand loan from one financial institution.

To help ensure the preservation of our net operating loss carryforwards, or NOLs, our Amended and Restated Certificate of Incorporation, as amended, generally restricts any person from attempting to purchase or acquire any direct or indirect interest in Black Diamond’s capital stock (or options, warrants, or other rights to acquire Black Diamond’s capital stock or securities convertible or exchangeable into Black Diamond’s capital stock), if such acquisition would affect the percentage of Black Diamond’s capital stock owned by a 5% shareholder.  See “Description of Common Stock—Acquisition Restrictions” in the accompanying prospectus for a more detailed description of acquisition restrictions.  In addition, on February 12, 2008, Black Diamond entered into a rights agreement with American Stock Transfer & Trust Company, or the Rights Agreement, that provides for the terms of a rights plan, including a dividend distribution of one preferred share purchase right, for each outstanding share of common stock for the purpose of protecting the Company’s ability to carry forward its NOLs. The Rights Agreement imposes a significant penalty upon any person or group that acquires 4.9% or more (but less than 50%) of Black Diamond’s then-outstanding common stock without the prior approval of our Board of Directors.  See “Description of Common Stock—Preferred Share Purchase Rights” in the accompanying prospectus for a more detailed description of the Rights Agreement.  Subject to compliance with Section 382 of the Internal Revenue Code, as amended (the “Code”), the issuance of shares of our common stock in this offering is not expected to limit our ability to utilize the anticipated tax benefit of our NOL carryforwards.

Summary Consolidated Financial Data

The table below sets forth summary consolidated financial data for the periods indicated.  The combined year ended December 31, 2010 represents the combined results of the Company for the year ended December 31, 2010, and the Predecessor (as defined below) for the period from January 1, 2010 through May 28, 2010. The combined years ended December 31, 2009 and 2008 represent the combined results of the Company and the Predecessor for the years ended December 31, 2009 and 2008, respectively.  The combined nine-month period ended September 30, 2010 represents the combined results of the Company for the nine-month period ended September 30, 2010 and the Predecessor for the period from January 1, 2010 through May 28, 2010.  Because the Company had no operations at the time of our acquisition of Black Diamond Equipment, Black Diamond Equipment is considered to be our predecessor company (the “Predecessor”) for financial reporting purposes. The Predecessor does not include Gregory Mountain Products.  Management believes this combined presentation of the Company and Predecessor statement of operations is the most useful comparison between periods.  For additional information about the breakdown between the Company and the Predecessor during these historical periods, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations.”

The pro forma statement of operations data for the year ended December 31, 2010 is pro forma for the acquisition of Black Diamond Equipment and Gregory Mountain Products by Clarus Corporation for the year ended December 31, 2010 assuming that the transactions had occurred on January 1, 2010.  For additional information, see “Pro Forma Condensed Combined Financial Information” in this prospectus supplement.

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Statement Of Operations Data
Domestic sales	$42,222	$40,492	$48,723	$55,404	$33,843	$44,670
International sales	44,031	47,653	62,132	69,612	42,790	64,766
Total sales	86,253	88,145	110,855	125,016	76,663	109,436
Cost of goods sold	55,436	55,127	73,345	81,627	51,512	67,333
Gross profit	30,817	33,018	37,510	43,389	25,121	42,103
Selling, general and administrative	32,106	30,463	43,346	46,398	31,101	37,084
Restructuring charge	-	-	2,842	2,842	2,149	993
Merger and integration	-	-	974	1,648	868	-
Transaction costs	-	1,613	5,075	23	5,075	-
Total operating expenses	32,106	32,076	52,237	50,911	39,193	38,077
Operating (loss) income	(1,289)	942	(14,727)	(7,522)	(14,072)	4,026
Interest income (expense), net	1,685	(293)	(1,839)	(2,991)	(1,097)	(2,126)
Other, net	269	311	808	812	329	145
Total other income (expense), net	1,954	18	(1,031)	(2,179)	(768)	(1,981)
Income (loss) before income tax	665	960	(15,758)	(9,701)	(14,840)	2,045
Income tax provision (benefit)	573	1,862	(69,263)	(66,847)	(68,799)	681
Net income (loss)	$92	$(902)	$53,505	$57,146	$53,959	$1,364

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Other Financial Data
Adjusted EBITDA	$1,643	$5,710	$8,221	$10,833	$5,620	$10,878
Adjusted EBITDA Margin	1.9%	6.5%	7.4%	8.7%	7.3%	9.9%
Net cash (used in) provided by:
Operating activities	$(4,665)	$3,257	$(6,339)	$(5,268)	$(13,217)	$(8,883)
Investing activities	(22,980)	39,370	(61,375)	(61,299)	(60,050)	(2,457)
Financing activities	5,640	(4,369)	12,242	10,742	16,745	10,105
Capital expenditures	(3,886)	(3,310)	(2,874)	(2,983)	(1,549)	(2,487)

Balance Sheet Data (at period end)
Cash and cash equivalents			$2,767		$1,592	$1,677
Working capital			43,087		45,500	59,978
Total assets			212,679		216,942	228,565
Total debt			29,764		34,008	40,473
Total stockholders’ equity			162,922		162,344	167,831

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Reconciliation Of Net Income (Loss) To EBITDA and Adjusted EBITDA (1)
Net income (loss)	$92	$(902)	$53,505	$57,146	$53,959	$1,364
Income tax provision (benefit)	573	1,862	(69,263)	(66,847)	(68,799)	681
Other, net	(269)	(311)	(808)	(812)	(329)	(145)
Interest income (expense), net	(1,685)	293	1,839	2,991	1,097	2,126
Operating income	(1,289)	942	(14,727)	(7,522)	(14,072)	4,026
Depreciation	2,191	2,596	2,798	2,685	2,035	2,358
Amortization of intangibles	-	-	778	1,331	446	998
EBITDA	902	3,538	(11,151)	(3,506)	(11,591)	7,382
Restructuring charge	-	-	2,842	2,842	2,149	993
Merger and integration	-	-	974	1,648	868	-
Transaction costs	-	1,613	5,075	23	5,075	-
Non-cash expense of inventory step-up	-	-	4,997	4,997	4,321	-
Non-cash equity compensation	741	559	5,484	4,829	4,798	2,503
Adjusted EBITDA	$1,643	$5,710	$8,221	$10,833	$5,620	$10,878

(1)

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). The selected consolidated financial data presented above contains the non-GAAP measures earnings before interest, taxes, other income, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. The Company believes that presentation of certain non-GAAP measures, i.e., EBITDA and Adjusted EBITDA, provides useful information for the understanding of its ongoing operations and enables investors to focus on period-over-period operating performance, and thereby enhances the user’s overall understanding of the Company’s current financial performance relative to past performance and provides, to the nearest GAAP measures, a better baseline for modeling future earnings expectations. The Company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the Company’s reported GAAP results. Additionally, the Company notes that there can be no assurance that the non-GAAP financial measures EBITDA and Adjusted EBITDA are comparable to similarly titled financial measures used by other publicly traded companies. The Company has made certain adjustments to EBITDA to derive to an adjusted EBITDA. The adjustments for restructuring charges, merger and integration, transaction costs, and non-cash expense of inventory step-up have been made as they are considered to be infrequent in nature and not representative of the Company’s ongoing operations.  Non-cash equity compensation is excluded as this is a non-cash item.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Industry

Many of the products we sell are used for inherently risky mountain and outdoor pursuits and could give rise to product liability or product warranty claims and other loss contingencies, which could affect our earnings and financial condition.

Many of our products are used in applications and situations that involve high levels of risk of personal injury and death. As a result, we maintain a staff, including an in-house legal counsel, who focus on testing and seek to assure the quality and safety of our products. In addition, we seek to provide thorough and protective disclaimers and instructions on all of our products and packaging. Furthermore, our technical climbing and avalanche safety equipment and our operations meet and are certified to International Personal Protective Equipment (PP) standards set by the EEC or ISO 9001 quality system standards.  Failure to use our products for their intended purposes, failure to use or care for them properly, or their malfunction, or, in some limited circumstances, even correct use of our products, could result in serious bodily injury or death.

As a manufacturer and distributor of consumer products, we are subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly to us and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell.

We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence, strict liability and a breach of warranties. Although we maintain product liability insurance in amounts that we believe are reasonable, there can be no assurance that we will be able to maintain such insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of insurance coverage. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

In addition, we face potential exposure to unusual or significant litigation arising out of alleged defects in our products or otherwise. We spend substantial resources ensuring compliance with governmental and other applicable standards. However, compliance with these standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. As a result, these types of claims could have a material adverse effect on our business, results of operations and financial condition.

Our product liability insurance program is an occurrence-based program based on our current and historical claims experience and the availability and cost of insurance. We currently either self insure or administer a high retention insurance program for product liability risks. Historically, product liability awards have not exceeded our individual per occurrence self-insured retention. We cannot assure you, however, that our future product liability experience will be consistent with our past experience.

A substantial portion of our sales and gross profit is derived from a small number of large customers, none of whom are contractually obligated to continue buying our products. The loss of any of these customers could substantially reduce our profits.

A few of our customers account for a significant portion of revenues. In the year ended December 31, 2010, REI and A&F (Japan) accounted for approximately 14% and 8%, respectively, of sales.  Sales are generally on a purchase order basis, and we do not have long-term agreements with any of our customers. A decision by any of our major customers to decrease significantly the number of products purchased from us could substantially reduce sales and have a material adverse effect on our business, financial condition and results of operations. Moreover, in recent years, the retail industry has experienced consolidation and other ownership changes. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores’ target market. These developments could result in a reduction in the number of stores that carry our products, increased ownership concentration within the retail industry, increased credit exposure and increased retailer leverage over their suppliers. These changes could impact our opportunities in the market and increase our reliance on a smaller number of large customers.

We are subject to risks related to our dependence on the strength of retail economies in various parts of the world and our performance may be affected by general economic conditions and the current global financial crisis.

The Company’s business depends on the strength of the retail economies in various parts of the world, primarily in North America and Europe and to a lesser extent Asia, Central and South America, which have recently deteriorated significantly and may remain depressed, or be subject to further deterioration, for the foreseeable future. These retail economies are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions and specific events such as natural disasters, terrorist attacks and political unrest. The impact of these external factors is difficult to predict, and one or more of the factors could adversely impact our business, results of operations and financial condition.

Purchases of many consumer products are discretionary and tend to be highly correlated with the cycles of the levels of disposable income of consumers. As a result, any substantial deterioration in general economic conditions could adversely affect consumer discretionary spending patterns, our sales and our results of operations. In particular, decreased consumer confidence or a reduction in discretionary income as a result of unfavorable macroeconomic conditions may negatively affect our business. If the current macroeconomic environment persists or worsens, consumers may reduce or delay their purchases of our products. Any such reduction in purchases could have a material adverse effect on our business, financial condition and results of operations.

Changes in the retail industry and markets for consumer products affecting our customers or retailing practices could negatively impact existing customer relationships and our results of operations.

We sell our products to retailers, including sporting goods and specialty retailers, as well as direct to consumers. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, results of operations and financial condition.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require us to carry additional inventories.

We may be negatively affected by changes in the policies of our retailer customers, such as inventory destocking, limitations on access to and time on shelf space, use of private label brands, price demands, payment terms and other conditions, which could negatively impact our results of operations.

There is a growing trend among retailers in the U.S. and in foreign markets to undergo changes that could decrease the number of stores that carry our products or increase the concentration of ownership within the retail industry, including:

•

consolidating their operations;

•

undergoing restructurings or store closings;

•

undergoing reorganizations; or

•

realigning their affiliations.

These consolidations could result in a shift of bargaining power to the retail industry and in fewer outlets for our products. Further consolidations could result in price and other competition that could reduce our margins and our net sales.

Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

We operate in a highly competitive industry. In this industry, we compete against numerous other domestic and foreign companies. Competition in the markets in which we operate is based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line. Some of our competitors are more established in their industries and have substantially greater revenue or resources than we do. Our competitors may take actions to match new product introductions and other initiatives. Since many of our competitors also source their products from third parties, our ability to obtain a cost advantage through sourcing is reduced. Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, retailers often demand that suppliers reduce their prices on existing products. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

To compete effectively in the future in the consumer products industry, among other things, we must:

•

maintain strict quality standards;

•

develop new and innovative products that appeal to consumers;

•

deliver products on a reliable basis at competitive prices;

•

anticipate and respond to changing consumer trends in a timely manner;

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maintain favorable brand recognition; and

•

provide effective marketing support.

Our inability to do any of these things could have a material adverse effect on our business, results of operations and financial condition.

If we fail to expand existing or develop new customer relationships, our ability to grow our business will be impaired.

Our growth depends to a significant degree upon our ability to expand existing relationships with current customers or develop new customer relationships. We cannot guarantee that new customers will be found, that any such new relationships will be successful when we do get them, or that business with current customers will increase. Failure to develop and expand such relationships could have a material adverse effect on our business, results of operations and financial condition.

Seasonality and weather conditions may cause our operating results to vary from quarter to quarter.

Sales of certain of our products are seasonal. Sales of our outdoor recreation products such as carabiners, harnesses and related climbing equipment products increase during warm weather months and decrease during winter, while sales of winter sports equipment such as our skis, boots, bindings and related ski equipment increase during the cold weather months and decrease during summer. Weather conditions may also negatively impact sales. For instance, milder temperatures could prevent the formation of ice, which may negatively affect demand for our ice climbing products, and mild winter weather with less snowfall may negatively impact sales of our winter sports products. These factors could have a material adverse effect on our business, results of operations and financial condition.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours, which could adversely affect our market share and results of operations.

Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. Our principal intellectual property rights include our trademarks, patents and trade secrets.

We hold numerous patents for the invention of new or improved technologies, which are known as utility patents, and pending patent applications covering a wide variety of products. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

Third parties may have patents of which we are unaware, or may be awarded new patents, that may materially adversely affect our ability to market, distribute and sell our products.  Accordingly, our products, including, but not limited to, our technical climbing and backpack products, may become subject to patent infringement claims or litigation or interference proceedings, any adverse determination of which could have a material adverse effect on our business, results of operations and financial condition.

Changes in foreign, cultural, political and financial market conditions could impair our international operations and financial performance.

Some of our operations are conducted or products are sold in countries where economic growth has slowed, such as Japan; or where economies have suffered economic, social and/or political instability or hyperinflation or where the ability to repatriate funds has been delayed or impaired in recent years, such as China.  Current government economic and fiscal policies, including stimulus measures and currency exchange rates and controls, in these economies may not be sustainable and, as a result, our sales or profits related to those countries may decline. The economies of other foreign countries important to our operations, including other countries in Asia and Europe, could also suffer slower economic growth or economic, social and/or political instability or hyperinflation in the future. International operations, including manufacturing and sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things:

•

protectionist policies restricting or impairing the manufacturing, sales or import and export of our products;

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new restrictions on access to markets;

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lack of developed infrastructure;

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inflation or recession;

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devaluations or fluctuations in the value of currencies;

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changes in and the burdens and costs of compliance with a variety of foreign laws and regulations, including tax laws, accounting standards, environmental laws and occupational health and safety laws;

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social, political or economic instability;

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acts of war and terrorism;

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natural disasters or other crises;

•

reduced protection of intellectual property rights in some countries;

•

increases in duties and taxation; and

•

restrictions on transfer of funds and/or exchange of currencies; expropriation of assets; and other adverse changes in policies, including monetary, tax and/or lending policies, relating to foreign investment or foreign trade by our host countries.

Should any of these risks occur, our ability to sell or export our products or repatriate profits could be impaired and we could experience a loss of sales and profitability from our international operations, which could have a material adverse impact on our business.

If we cannot continue to develop new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

We believe that our future success will depend, in part, upon our ability to continue to introduce innovative design extensions for our existing products and to develop, manufacture and market new products. We cannot assure you that we will be successful in the introduction, manufacturing and marketing of any new products or product innovations, or develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner, and at favorable margins, would harm our ability to successfully grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

We often schedule internal production and place orders for products with independent manufacturers before our customers’ orders are firm. Therefore, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include:

•

an increase or decrease in consumer demand for our products or for products of our competitors;

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our failure to accurately forecast customer acceptance of new products;

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new product introductions by competitors;

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unanticipated changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by retailers;

•

weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products; and

•

terrorism or acts of war, or the threat of terrorism or acts of war, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on our business, results of operations and financial condition. On the other hand, if we underestimate demand for our products, our manufacturing facilities or third party manufacturers may not be able to produce products to meet customer requirements, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and customer relationships. There can be no assurance that we will be able to successfully manage inventory levels to exactly meet future order and reorder requirements.

Our operating results can be adversely affected by changes in the cost or availability of raw materials.

Pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may therefore have a material adverse effect on our business, results of operations and financial condition.

During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. We currently do not hedge against our exposure to changing raw material prices.  As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Supply shortages or changes in availability for any particular type of raw material can delay production or cause increases in the cost of manufacturing our products. We may be negatively affected by changes in availability and pricing of raw materials, which could negatively impact our results of operations.

Our operations in international markets, and earnings in those markets, may be affected by legal, regulatory, political and economic risks.

Our ability to maintain the current level of operations in our existing international markets and to capitalize on growth in existing and new international markets is subject to risks associated with international operations. These include the burdens of complying with a variety of foreign laws and regulations, unexpected changes in regulatory requirements, new tariffs or other barriers to some international markets.

We cannot predict whether quotas, duties, taxes, exchange controls or other restrictions will be imposed by the United States, the European Union or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. We cannot predict whether there might be changes in our ability to repatriate earnings or capital from international jurisdictions. Changes in regulatory and geopolitical policies and other factors may adversely affect our business or may require us to modify our current business practices.

Approximately 57% of our sales for the year ended December 31, 2010 were earned in international markets.  We are exposed to risks of changes in U.S. policy for companies having business operations outside the United States. In recent months, the President and others in his Administration have proposed changes in U.S. income tax laws that could, among other things, accelerate the U.S. taxability of non-U.S. earnings or limit foreign tax credits. Although such proposals have been deferred, if new legislation were enacted, it is possible our U.S. income tax expense could increase, which would reduce our earnings.

We use foreign suppliers and manufacturing facilities for a significant portion of our raw materials and finished products, which poses risks to our business operations.

A significant portion of our products sold were produced by and purchased from independent manufacturers primarily located in Asia, with substantially all of the remainder produced by our manufacturing facilities located in California, Utah and China. Although no single supplier and no one country controls a majority of our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

•

political or labor instability in countries where our facilities, contractors and suppliers are located;

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political or military conflict, which could cause a delay in the transportation of raw materials and products to us and an increase in transportation costs;

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heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more lengthy inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

•

disease epidemics and health-related concerns, such as the H1N1 virus, bird flu, SARS, mad cow and hoof-and-mouth disease outbreaks in recent years, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargo of our goods produced in infected areas;

•

imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

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imposition of duties, taxes and other charges on imports; and

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imposition or the repeal of laws that affect intellectual property rights.

Our business is subject to foreign, national, state and local laws and regulations for environmental, employment, safety and other matters. The costs of compliance with, or the violation of, such laws and regulations by us or by independent suppliers who manufacture products for us could have an adverse effect on our business, results of operations and financial condition.

Numerous governmental agencies in the United States and in other countries in which we have operations, enforce comprehensive national, state and local laws and regulations on a wide range of environmental, employment, health, safety and other matters. We could be adversely affected by costs of compliance or violations of those laws and regulations. In addition, the costs of products purchased by us from independent contractors could increase due to the costs of compliance by those contractors. Further, violations of such laws and regulations could affect the availability of inventory, thereby affecting our net sales.

We may incur significant costs in order to comply with environmental remediation obligations.

Environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may be liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, is a landfill or other location where we have disposed wastes, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of the past industrial operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities that may have a material adverse effect upon our business, results of operations or financial condition.

Risks Related to our Business

There are significant risks associated with our strategy of acquiring and integrating businesses.

A key element of our strategy is the acquisition of businesses and assets that will complement our current business, increase size, expand our geographic scope of operations and otherwise offer growth opportunities. We may not be able to successfully identify attractive acquisition opportunities, obtain financing for acquisitions, make acquisitions on satisfactory terms, or successfully acquire and/or integrate identified targets. In identifying, evaluating and selecting a target business for a potential acquisition, we expect to encounter intense competition from other entities, including blank check companies, private equity groups, venture capital funds, leveraged buyout funds and operating businesses seeking strategic acquisitions. Many of these entities are well-established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us which will give them a competitive advantage in pursuing the acquisition of certain target businesses.

Our ability to implement our acquisition strategy is also subject to other risks and costs, including:

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loss of key employees, customers or suppliers of acquired businesses;

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diversion of management’s time and attention from our core businesses;

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adverse effects on existing business relationships with suppliers and customers;

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our ability to secure necessary financing;

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our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition;

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risks associated with entering markets in which we have limited or no experience;

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risks associated with our ability to execute successful due diligence; and

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assumption of contingent or undisclosed liabilities of acquisition targets.

Any of the above risks could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Recent turmoil across various sectors of the financial markets may negatively impact the Company’s business, financial condition and/or operating results as well as our ability to effectively execute our acquisition strategy.

Recently, the various sectors of the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by disruption in the credit markets and availability of credit and other financing, the failure, bankruptcy, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government.  While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our ability to obtain financing necessary to effectively execute our acquisition strategy, the ability of our customers and suppliers to continue to operate their businesses or the demand for our products which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

We may not be able to adequately manage our growth.

We have expanded, and are seeking to continue to expand, our business. This growth has placed significant demands on our management, administrative, operating and financial resources as well as our manufacturing capacity capabilities. The continued growth of our customer base, the types of products offered and the geographic markets served can be expected to continue to place a significant strain on our resources. Personnel qualified in the production and marketing of our products are difficult to find and hire, and enhancements of information technology systems to support growth are difficult to implement. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel, as well as our ability to increase and maintain our manufacturing capacity capabilities to meet the needs of our current and future customers. Any failure to adequately manage our growth could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

Although we have limited experience in developing new products outside of our core markets of rock-climbing, mountaineering and skiing equipment, our plans call for significant investments in a short period of time to allow us to enter into new lines, such as apparel, and these investments and our plans in general may be delayed.

We plan to expand our brand into new categories such as apparel over the next five years, and we anticipate an initial launch of our first apparel line as early as Fall 2013.  We have limited experience in developing apparel products.  Our ability to develop apparel products, for instance, is dependent upon our making significant investments to attract and retain executives with the skills and expertise to develop, launch and sell an apparel line and to establish the necessary design, manufacturing and testing processes.  If we are unable to attract the necessary talent, or otherwise fail to set up the necessary processes for our apparel line, or for other new lines contemplated by our business plan, our growth plans may be delayed or diminished.

The Company’s existing credit agreement contains financial and restrictive covenants that may limit our ability to operate our business.

The agreement governing the Company’s credit facility contains, and any of its other future debt agreements may contain, covenant restrictions that limit its ability to operate its business, including restrictions on its ability to:

•

incur debt (including secured debt) or issue guarantees;

•

grant liens on its assets;

•

sell substantially all of our assets; and

•

enter into certain mergers or consolidations or make certain acquisitions.

In addition, the Company’s credit facility contains other affirmative and negative covenants, including the requirements to maintain a minimum level of earnings before interest, tax, depreciation and amortization, tangible net worth and asset coverage. The Company’s ability to comply with these covenants is dependent on its future performance, which will be subject to many factors, some of which are beyond its control, including prevailing economic conditions. Any failure to comply with the restrictions of our credit facility or any subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies.  In addition, the lender under our credit facility may be able to terminate any commitments it had made to supply us with further funds.  If we default on the financial covenants in our credit facility, our lender could exercise all rights and remedies available to it, which could have a material adverse effect on our business, results of operations and financial condition.

As a result of these covenants, the Company’s ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions or making acquisitions of a business that might otherwise be beneficial to it.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the revolving portion of our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would decrease.

Currency devaluations or fluctuations may significantly increase our expenses and affect our results of operations as well as the carrying value of international assets on our balance sheet, especially where the currency is subject to intense political and other outside pressures, such as in the case of the Euro and the Swiss Franc.

While we transact business predominantly in U.S. dollars and most of our revenues are collected in U.S. dollars, a substantial portion of our assets, revenues, costs and earnings are denominated in other currencies, such as the Euro and the Swiss Franc.  Changes in the relation of these and other currencies to the U.S. dollar will affect the carrying value of our international assets as well as our sales and profitability and could result in exchange losses. For example, a devaluation of the Euro would negatively impact the carrying value of our assets in Europe and our results of operations because the earnings and assets in Europe would be reduced when translated into U.S. dollars.

Additionally, as the Company has substantial operations and assets located outside the United States, foreign operations expose us to foreign currency devaluations or fluctuations that could have a material adverse impact on our business, results of operations and financial condition based on the movements of the applicable foreign currency exchange rates in relation to the U.S. dollar, both for purposes of actual conversion and financial reporting purposes. The impact of future exchange rate devaluations or fluctuations on our results of operations cannot be accurately predicted. There can be no assurance that the U.S. dollar foreign exchange rates will be stable in the future or that fluctuations in financial or foreign markets will not have a material adverse effect on our business, results of operations and financial condition.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, new Securities and Exchange Commission regulations and NASDAQ rules, are creating uncertainty for companies such as ours.  These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity.  As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We will face particular challenges in maintaining and reporting on our internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls and requires that we have our system of internal controls audited. If we fail to maintain adequate internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business and the trading price of our common stock. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management’s evaluation of our system of internal controls. In addition,  acquisition targets may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

The SEC rules implementing Section 404 of the Sarbanes-Oxley Act permit a company temporarily to exclude recently acquired businesses from the scope of the required management assessment and audit report on internal controls.  Pursuant to those provisions, we have excluded Black Diamond Equipment and Gregory Mountain Products, which represent 69% of the Company’s total assets at December 31, 2010 and 100% of the Company’s total 2010 revenues, from management’s assessment of the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2010.  Consequently, since the acquisition of Black Diamond Equipment and Gregory Mountain Products, management has not performed a formal assessment of the Company’s internal controls over financial reporting as they relate to our business as a whole. Further, pursuant to this guidance, the audit of our internal controls over financial reporting for the year ended December 31, 2010 excluded Black Diamond Equipment and Gregory Mountain Products, and therefore, our internal controls over financial reporting have not been audited.

If we identify any material weaknesses or significant deficiencies in our internal controls over financial reporting, we may need to take costly steps to implement improved controls and may be subject to sanctions for failure to comply with the requirements of the Sarbanes Oxley Act.  Such remedial costs or sanctions could have a material adverse effect on our results of operations and financial condition.  Further, we would be required to disclose any material weakness in internal controls over financial reporting, and we would receive an adverse opinion on our internal controls over financial reporting from our independent auditors. These factors could cause investors to lose confidence in our reported financial information and could have a negative effect on the trading price of our stock.

Our Board of Directors and executive officers have significant influence over our affairs.

The members of our Board of Directors and our executive officers, which includes Messrs. Warren B. Kanders, Peter Metcalf and Robert R. Schiller, beneficially owned approximately 39% of our outstanding common stock prior to this offering.  As a result, our Board of Directors and executive officers, to the extent they vote their shares in a similar manner, have influence over our affairs and could exercise such influence in a manner that is not in the best interests of our other stockholders, including by attempting to delay, defer or prevent a change of control transaction that might otherwise be in the best interests of our stockholders.

We may be unable to realize the benefits of our NOLs and tax credit carryforwards.

NOLs may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. Based on current federal corporate income tax rates, our NOL and other carryforwards could provide a benefit to us, if fully utilized, of significant future tax savings. However, our ability to use these tax benefits in future years will depend upon the amount of our otherwise taxable income. If we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently.

Additionally, if we underwent an ownership change, the NOL carryforward limitations would impose an annual limit on the amount of the taxable income that may be offset by our NOL generated prior to the ownership change. If an ownership change were to occur, we may be unable to use a significant portion of our NOL to offset taxable income. In general, an ownership change occurs when, as of any testing date, the aggregate of the increase in percentage points of the total amount of a corporation’s stock owned by one or more “5-percent shareholders” within the meaning of Section 382 of the Code whose percentage ownership of the stock has increased as of such date over the aggregate of the lowest percentage of the stock owned by such 5-percent shareholder at any time during the three-year period preceding such date is more than 50 percentage points. In general, persons who own 5% or more of a corporation’s stock are 5-percent shareholders, and all stock owned by persons who are not 5-percent shareholders is treated as owned by one 5-percent shareholder. The issuance of a large number of shares of common stock in connection with our acquisition strategy could result in a limitation of the use of our NOLs.

Further, our certificate of incorporation provides for blank check preferred stock, which allows the Board to issue preferred stock at any time with rights and designations set forth by the Board.  Section 382 of the Code generally excludes preferred stock when calculating ownership percentages as they relate to our NOLs if the preferred stock satisfies all of the following criteria:  it is not entitled to vote, it is limited and preferred as to dividends and does not participate in corporate growth to any significant extent, it has redemption and liquidation rights which do not exceed the issue price of such stock (except for a reasonable redemption or liquidation premium), and it is not convertible into another class of stock.  Our Board may authorize and issue preferred stock that does not meet these criteria, and such preferred stock would count towards determining ownership change under Section 382 of the Code.  Therefore the issuance of any preferred stock could increase the likelihood of a limitation of the use of our NOLs.

Moreover, if a corporation experiences an ownership change and does not satisfy the continuity of business enterprise, or COBE, requirement (which generally requires that the corporation continue its historic business or use a significant portion of its historic business assets in a business for the two-year period beginning on the date of the ownership change), it cannot, subject to certain exceptions, use any NOL from a pre-change period to offset taxable income in post-change years.

The actual ability to utilize the tax benefit of any existing NOLs will be subject to future facts and circumstances with respect to meeting the above described COBE requirements at the time NOLs are being utilized on a tax return. The realization of NOLs and the recognition of asset and valuation allowances for deferred taxes require management to make estimates and judgments about the Company’s future profitability which are inherently uncertain. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. If, in the opinion of management, it becomes more likely than not that some portion or all of the deferred tax assets will not be realized, deferred tax assets would be reduced by a valuation allowance and any such reduction could have a material adverse effect on the financial condition of the Company.

The amount of NOL and tax credit carryforwards that we have claimed has not been audited or otherwise validated by the U.S. Internal Revenue Service (the “IRS”). The IRS could challenge our calculation of the amount of our NOL or our determinations as to when a prior change in ownership occurred, and other provisions of the Code may limit our ability to carry forward our NOL to offset taxable income in future years. If the IRS were successful with respect to any such challenge, the potential tax benefit of the NOL carryforwards to us could be substantially reduced.

Certain protective measures implemented by us to preserve our NOL may not be effective or may have some unintended negative effects.

On July 24, 2003, at our Annual Meeting of Stockholders, our stockholders approved an amendment (the “Amendment”) to our Amended and Restated Certificate of Incorporation to restrict certain acquisitions of our securities in order to help assure the preservation of our NOL. The Amendment generally restricts direct and indirect acquisitions of our equity securities if such acquisition will affect the percentage of the Company’s capital stock that is treated as owned by a “5% stockholder.” Additionally, on February 7, 2008, our Board of Directors approved a Rights Agreement which is designed to assist in limiting the number of 5% or more owners and thus reduce the risk of a possible “change of ownership” under Section 382 of the Code.

Although the transfer restrictions imposed on our capital stock and the Rights Agreement are intended to reduce the likelihood of an impermissible ownership change, there is no guarantee that such protective measures would prevent all transfers that would result in an impermissible ownership change. These protective measures also will require any person attempting to acquire a significant interest in us to seek the approval of our Board of Directors. This may have an “anti-takeover” effect because our Board of Directors may be able to prevent any future takeover. Similarly, any limits on the amount of capital stock that a stockholder may own could have the effect of making it more difficult for stockholders to replace current management. Additionally, because protective measures implemented by us to preserve our NOL will have the effect of restricting a stockholder’s ability to acquire our common stock, the liquidity and market value of our common stock might suffer.

The loss of any member of our senior management or certain other key executives could significantly harm our business.

Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Warren B. Kanders, Peter Metcalf and Robert R. Schiller. If we were to lose the services of any member of our senior management, our business may be significantly impaired. In addition, many of our senior executives have strong industry reputations, which aid us in identifying acquisition and borrowing opportunities, and having such opportunities brought to us. The loss of the services of these key personnel could materially and adversely affect our operations because of diminished relationships with lenders, existing and prospective tenants, property sellers and industry personnel.

Our Board of Directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our Board of Directors. These policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of our stockholders. In addition, the Board of Directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Compensation awards to our management may not be tied to or correspond with our improved financial results or share price.

The compensation committee of our Board of Directors is responsible for overseeing our compensation and employee benefit plans and practices, including our executive compensation plans and our incentive compensation and equity-based compensation plans. Our compensation committee has significant discretion in structuring compensation packages and may make compensation decisions based on any number of factors. As a result, compensation awards may not be tied to or correspond with improved financial results for the Company or the share price of our common stock.

Risks Related to our Common Stock

Our Amended and Restated Certificate of Incorporation authorizes the issuance of shares of preferred stock.

Our Amended and Restated Certificate of Incorporation provides that our Board of Directors will be authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

We may issue a substantial amount of our common stock in the future, which could cause dilution to current investors and otherwise adversely affect our stock price.

A key element of our growth strategy is to make acquisitions. As part of our acquisition strategy, we may issue additional shares of common stock as consideration for such acquisitions. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes. The issuance of a large number of shares of common stock in connection with our acquisition strategy could also have a negative effect on our ability to use our NOLs.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our Board of Directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.  In addition, upon an event of default under our credit facility, we are prohibited from declaring or paying any dividends on our common stock or generally making other distributions to our stockholders.

The price of our common stock has been and is expected to continue to be volatile, which could affect a stockholder’s return on investment.

There has been significant volatility in the stock market and in particular in the market price and trading volume of securities, which has often been unrelated to the performance of the companies. The market price of our common stock has been subject to significant fluctuations, and we expect it to continue to be subject to such fluctuations for the foreseeable future. We believe the reasons for these fluctuations include, in addition to general market volatility, the relatively thin level of trading in our stock, and the relatively low public float.  Therefore, variations in financial results, announcements of material events, technological innovations or new products by us or our competitors, our quarterly operating results, changes in general conditions in the economy or the health care industry, other developments affecting us or our competitors or general price and volume fluctuations in the market are among the many factors that could cause the market price of our common stock to fluctuate substantially.

Shares of our common stock have been thinly traded in the past.

The trading volume of our common stock has not been significant, and there may not be an active trading market for our common stock in the future. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock.

We have outstanding an aggregate of 21,763,484 shares of our common stock as of February 15, 2012. This includes 5,647,367 shares of common stock that are beneficially owned by Mr. Kanders, our Chairman of the Board, that he has hypothecated and/or pledged as security for loans from financial institutions, and that may be sold by such financial institutions in the event of a foreclosure of these loans, including 1,073,427 shares of common stock beneficially owned by Mr. Kanders that may be sold during the 90-day lock-up period following the offering, which may be extended under certain circumstances, in the event Mr. Kanders defaults on a demand loan from one financial institution. The sale of a significant amount of shares registered in this offering at any given time, or the perception that such sales could occur, including sales of the shares beneficially owned by Mr. Kanders, could adversely affect the prevailing market price of our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2011:

•

on an actual basis;

•

on an as adjusted basis to reflect:

o

the sale by us of 7,750,000 shares of common stock in this offering at the public offering price of $7.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, including the sale by us of 1,333,333 shares of common stock in this offering to certain of our officers, directors and employees as described under the caption “Summary—The Offering;” and

o

the use of $24.9 million of the net proceeds of this offering for the repayment of amounts outstanding under our revolving credit facility with Zions First National Bank.

	As of September 30, 2011 (In Thousands)
	Actual	As Adjusted
Cash and cash equivalents	$1,677	$31,167
Debt and capital leases:
Revolving credit facility	$24,948	$-
5% Senior Subordinated Notes due 2017	14,749	14,749
Trademark payable	580	580
Capital leases	196	196
Total debt and capital leases, including current maturities	40,473	15,525
Stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000 shares authorized, none issued	-	-
Common Stock, $0.0001 par value; 100,000 shares authorized (actual and as adjusted); 21,839 issued (actual), 29,589 issued (as adjusted); 21,764 outstanding (actual), 29,514 outstanding (as adjusted)	2	3
Additional paid-in capital	402,129	456,566
(Accumulated deficit) retained earnings	(236,814)	(236,814)
Treasury stock, at cost	(2)	(2)
Accumulated other comprehensive income	2,516	2,516
Total Stockholders’ Equity	167,831	222,269
Total capitalization	$208,304	$237,794

USE OF PROCEEDS

We will receive approximately $54.4 million in net proceeds from this offering, after deducting selling and offering expenses (and an additional approximately $8.2 million if the underwriters exercise their over-allotment option in full).  We intend to use the net proceeds from the common stock offered hereby for general corporate purposes, including repayment of debt, capital expenditures and potential acquisitions.

The repayment of debt includes the repayment in full of approximately $24.9 million in aggregate principal amount under our 2010 revolving credit facility with Zions First National Bank, which matures on July 2, 2013.  The loan bears interest at the 90-day LIBOR rate, which was .3743% as of September 30, 2011, plus an applicable margin, resulting in an interest rate of 3.25% on the loan as of September 30, 2011.  We do not intend to use the net proceeds from the common stock offered hereby for repayment of our outstanding subordinated debt, which includes our 5% Senior Subordinated Notes due 2017.

PRICE RANGE OF COMMON STOCK

Our common stock is listed for trading on the NASDAQ Global Select Market under the trading symbol “BDE”.  Before June 11, 2010, our common stock was not listed on an exchange but was traded on the OTC Pink Sheets Electronic Quotation Service under the symbol CLRS.PK.  The following table sets forth the reported high and low sale prices for the periods indicated:

	High	Low
Year ended December 31, 2012
First Quarter (through February 15, 2012)	$8.41	$7.23

Year ended December 31, 2011
First Quarter	$7.98	$6.09
Second Quarter	$8.50	$6.56
Third Quarter	$9.34	$6.50
Fourth Quarter	$9.05	$6.00

Year ended December 31, 2010
First Quarter	$4.90	$4.17
Second Quarter	$7.80	$4.75
Third Quarter	$7.00	$5.90
Fourth Quarter	$8.29	$6.36

Year ended December 31, 2010
First Quarter	$4.36	$3.85
Second Quarter	$4.29	$3.79
Third Quarter	$4.50	$3.87
Fourth Quarter	$5.00	$4.12

On February 15, 2012, the last reported sales price for our common stock was $8.01 per share. As of February 15, 2012, there were 133 holders of record of our common stock.

DIVIDEND POLICY

We currently anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on the payment of dividends, and other factors our Board of Directors deems relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information have been derived from our audited and unaudited consolidated financial statements and should be read in conjunction with our consolidated financial statements, including the notes thereto, incorporated herein by reference to our Form 10-K for the year ended December 31, 2010, and our Form 10-Q for the quarter ended September 30, 2011, each filed with the SEC, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement.

The combined year ended December 31, 2010 represents the combined results of the Company for the year ended December 31, 2010, and the Predecessor (as defined below) for the period from January 1, 2010 through May 28, 2010. The combined years ended December 31, 2009 and 2008 represent the combined results of the Company and the Predecessor for the years ended December 31, 2009 and 2008, respectively.  The combined nine-month period ended September 30, 2010 represents the combined results of the Company for the nine months ended September, 2010 and the Predecessor for the period from January 1, 2010 through May 28, 2010.  Because the Company had no operations at the time of our acquisition of Black Diamond Equipment, Black Diamond Equipment is considered to be our predecessor company (the “Predecessor”) for financial reporting purposes. The Predecessor does not include Gregory Mountain Products.  Management believes this combined presentation of the Company and Predecessor statement of operations is the most useful comparison between periods.  For additional information about the breakdown between the Company and the Predecessor during these historical periods, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations.”

The pro forma statement of operations data for the year ended December 31, 2010 is pro forma for the acquisition of Black Diamond Equipment and Gregory Mountain Products by Clarus Corporation for the year ended December 31, 2010 assuming that the transactions had occurred on January 1, 2010.  For additional information, see “Pro Forma Condensed Combined Financial Information” in this prospectus supplement.

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Statement Of Operations Data
Domestic sales	$42,222	$40,492	$48,723	$55,404	$33,843	$44,670
International sales	44,031	47,653	62,132	69,612	42,790	64,766
Total sales	86,253	88,145	110,855	125,016	76,663	109,436
Cost of goods sold	55,436	55,127	73,345	81,627	51,512	67,333
Gross profit	30,817	33,018	37,510	43,389	25,121	42,103
Selling, general and administrative	32,106	30,463	43,346	46,398	31,101	37,084
Restructuring charge	-	-	2,842	2,842	2,149	993
Merger and integration	-	-	974	1,648	868	-
Transaction costs	-	1,613	5,075	23	5,075	-
Total operating expenses	32,106	32,076	52,237	50,911	39,193	38,077
Operating (loss) income	(1,289)	942	(14,727)	(7,522)	(14,072)	4,026
Interest income (expense), net	1,685	(293)	(1,839)	(2,991)	(1,097)	(2,126)
Other, net	269	311	808	812	329	145
Total other income (expense), net	1,954	18	(1,031)	(2,179)	(768)	(1,981)
Income (loss) before income tax	665	960	(15,758)	(9,701)	(14,840)	2,045
Income tax provision (benefit)	573	1,862	(69,263)	(66,847)	(68,799)	681
Net income (loss)	$92	$(902)	$53,505	$57,146	$53,959	$1,364

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Other Financial Data
Adjusted EBITDA	$1,643	$5,710	$8,221	$10,833	$5,620	$10,878
Adjusted EBITDA Margin	1.9%	6.5%	7.4%	8.7%	7.3%	9.9%
Net cash (used in) provided by:
Operating activities	$(4,665)	$3,257	$(6,339)	$(5,268)	$(13,217)	$(8,883)
Investing activities	(22,980)	39,370	(61,375)	(61,299)	(60,050)	(2,457)
Financing activities	5,640	(4,369)	12,242	10,742	16,745	10,105
Capital expenditures	(3,886)	(3,310)	(2,874)	(2,983)	(1,549)	(2,487)

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Balance Sheet Data (at period end)
Cash and cash equivalents			$2,767		$1,592	$1,677
Working capital			43,087		45,500	59,978
Total assets			212,679		216,942	228,565
Total debt			29,764		34,008	40,473
Total stockholders’ equity			162,922		162,344	167,831

	Twelve Months Ended				Nine Months Ended
	Combined December 31, 2008	Combined December 31, 2009	Combined December 31, 2010	Pro Forma December 31, 2010	Combined September 30, 2010	Consolidated September 30, 2011
	(dollars in thousands, or as otherwise indicated)
Reconciliation Of Net Income (Loss) To EBITDA and Adjusted EBITDA (1)
Net income (loss)	$92	$(902)	$53,505	$57,146	$53,959	$1,364
Income tax provision (benefit)	573	1,862	(69,263)	(66,847)	(68,799)	681
Other, net	(269)	(311)	(808)	(812)	(329)	(145)
Interest income (expense), net	(1,685)	293	1,839	2,991	1,097	2,126
Operating income	(1,289)	942	(14,727)	(7,522)	(14,072)	4,026
Depreciation	2,191	2,596	2,798	2,685	2,035	2,358
Amortization of intangibles	-	-	778	1,331	446	998
EBITDA	902	3,538	(11,151)	(3,506)	(11,591)	7,382
Restructuring charge	-	-	2,842	2,842	2,149	993
Merger and integration	-	-	974	1,648	868	-
Transaction costs	-	1,613	5,075	23	5,075	-
Non-cash expense of inventory step-up	-	-	4,997	4,997	4,321	-
Non-cash equity compensation	741	559	5,484	4,829	4,798	2,503
Adjusted EBITDA	$1,643	$5,710	$8,221	$10,833	$5,620	$10,878

(1)

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). The selected consolidated financial data presented above contains the non-GAAP measures earnings before interest, taxes, other income, depreciation and amortization (“EBITDA”) and Adjusted EBITDA.  The Company believes that presentation of certain non-GAAP measures, i.e., EBITDA and Adjusted EBITDA, provides useful information for the understanding of its ongoing operations and enables investors to focus on period-over-period operating performance, and thereby enhances the user’s overall understanding of the Company’s current financial performance relative to past performance and provides, to the nearest GAAP measures, a better baseline for modeling future earnings expectations. The Company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the Company’s reported GAAP results. Additionally, the Company notes that there can be no assurance that the non-GAAP financial measures EBITDA and Adjusted EBITDA are comparable to similarly titled financial measures used by other publicly traded companies.   The Company has made certain adjustments to EBITDA to derive to an adjusted EBITDA.  The adjustments for restructuring charges, merger and integration, transaction costs, and non-cash expense of inventory step-up have been made as they are considered to be infrequent in nature and not representative of the Company’s ongoing operations.  Non-cash equity compensation is excluded as this is a non-cash item.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information for the period indicated below shows the effect of Black Diamond’s acquisition on May 28, 2010, of each of Black Diamond Equipment and Gregory Mountain Products in two separate merger transactions (the “Mergers”) pursuant to agreements and plans of merger dated May 7, 2010.  The unaudited pro forma condensed combined statement of income for the year ended December 31, 2010, gives effect to the Mergers as if they had occurred on January 1, 2010.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2010 has been prepared by combining the Company’s historical condensed consolidated statement of income for the year ended December 31, 2010, with the unaudited historical condensed consolidated statements of income of each Black Diamond Equipment and Gregory for the period from January 1, 2010 through May 28, 2010.   Pro forma adjustments have been applied to the historical accounts.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements of the Company, Black Diamond Equipment and Gregory, including the related notes thereto, which are included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The unaudited pro forma condensed combined financial information has been adjusted with respect to certain aspects of the Mergers to reflect:

•

the consummation of the Mergers;

•

changes in assets and liabilities (as disclosed in more detail below) to record their estimated fair values at the date of the closing of the Mergers and changes in certain expenses resulting therefrom;

•

additional indebtedness, debt issuance costs and interest expense, incurred in connection with the Mergers; and

•

additional shares of the Company’s common stock and restricted stock units issued in conjunction with the Mergers.

The unaudited pro forma condensed combined financial information was prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the SEC, and is not necessarily indicative of the results of operations that would have occurred if the Mergers had been completed on the dates indicated, nor is it indicative of the future operating results of the Company, Black Diamond Equipment and Gregory.  Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statement of income does not give effect to certain one-time charges the Company, Black Diamond Equipment and Gregory incurred in connection with the Mergers, including, but not limited to, charges that affected the acquisition and are expected to achieve ongoing cost savings and synergies.

BLACK DIAMOND, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Black Diamond (1)	BDEL Period from January 1, 2010 to May 28, 2010	GMP Period from January 1, 2010 to May 28, 2010	BDEL Pro Forma Adjustments		GMP Pro Forma Adjustments		Pro Forma Combined Black Diamond, BDEL and GMP
Sales
Domestic sales	$32,972	$15,751	$6,681	$-		$-		$55,404
International sales	42,940	19,192	7,480	-		-		69,612
Total Sales	75,912	34,943	14,161					125,016

Cost of goods sold	52,180	21,165	8,363	(74)	A	(7)	A	81,627
Gross profit	23,732	13,778	5,798	74		7		43,389

Operating expenses
Selling, general and administrative	31,208	12,138	3,412	(106)	A	(51)	A	46,398
				357	B	95	B
				27	C	(682)	J
Restructuring	2,842	-	-	-		-		2,842
Merger and integration	974	-	674	-		-		1,648
Transaction costs	5,075	-	-	(5,052)	D	-		23

Total operating expenses	40,099	12,138	4,086	(4,774)		(638)		50,911

Operating (loss) income	(16,367)	1,640	1,712	4,848		645		(7,522)

Other (expense) income
Interest expense	(1,723)	(165)	-	(92)	E	(1,021)	E	(3,001)
Interest income	46	3	-	(39)	F			10
Other, net	(995)	1,803	4					812

Total other (expense) income, net	(2,672)	1,641	4	(131)		(1,021)		(2,179)

(Loss) income before income tax	(19,039)	3,281	1,716	4,717		(376)		(9,701)
Income tax (benefit) provision	(70,229)	966	797	1,759	G	(140)	G	(66,847)
Net income	$51,190	$2,315	$919	$2,958		$(236)		$57,146

Earnings per share:
Basic	$2.58							$2.63
Diluted	2.56							2.60

Weighted average shares outstanding:
Basic	19,815			195	H	1,530	K	21,741
				201	I
Diluted	20,022			195	H	1,530	K	21,948
				201	I

(1)  Represents the historical results of the Company for the year-ended December 31, 2010, which is twelve months of actual results of the Company and actual results of Black Diamond Equipment and Gregory for the period from May 29, 2010 to December 31, 2010.

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In Thousands, Except Per Share Amounts)

A

Represents the decrease in depreciation expense for the period from January 1, 2010 to May 28, 2010 based on the fair value adjustments to the book values of Black Diamond Equipment’s and Gregory’s property and equipment, offset by a reevaluation of their respective remaining useful lives.  These adjustments are allocated between cost of goods sold for Black Diamond Equipment and Gregory of $74 and $7, respectively, and selling, general, and administrative of $106 and $51, respectively.

B

The allocated fair values for amortizable intangible assets acquired, primarily consisting of customer relationships, core and product technology for Black Diamond Equipment was $12,733 and for Gregory was $5,483.  The impact of the amortization related to the fair value of amortizable intangible assets for the additional period from January 1, 2010 to May 28, 2010 of $357 and $95, respectively, is reflected as an adjustment to the unaudited pro forma condensed combined statements of income.

C

Prior to the Mergers, the Company entered into an employment agreement with Mr. Peter Metcalf to be the Chief Executive Officer of the combined company effective upon closing of the Mergers, pursuant to which 75 options were granted to Mr. Metcalf.  The additional charge for these options during the period from January 1, 2010 to May 28, 2010 would have been $27 and is reflected in the unadjusted pro forma condensed combined statement of income.

D

Total direct merger-related transaction costs incurred by the Company were $5,052, all of which were expensed during the year ended December 31, 2010, and have been removed from the unaudited pro forma condensed combined statement of income as they reflect non-recurring charges directly related to the Mergers.  The remaining $23 relates to the negotiation and due diligence review of a proposed transaction related to a terminated acquisition unrelated to the Mergers.

E

The effect of the debt incurred in connection with the Mergers presented in the unaudited pro forma condensed combined statement of income is an increase to interest expense of $92 for Black Diamond Equipment and $1,021 for Gregory.

F

This adjustment reflects the elimination of the Company’s interest income earned on cash and marketable securities of $39 for the period from January 1, 2010 to May 28, 2010.

G

For purposes of this unaudited pro forma condensed combined statement of income, the United States federal statutory tax rate of 34% and blended state tax rate of 5%, (3.33% net of federal tax benefit) for an overall blended rate of 37.33%, and have been used for all periods presented. Income taxes reflects an adjustment to tax provision of $1,759 for Black Diamond Equipment and tax benefit of $140 for Gregory for the period from January 1, 2010 to May 28, 2010.

During the year ended December 31, 2010, the Company realized a $65,000 tax benefit related to the reversal of a portion of the valuation allowance on the Company’s deferred tax asset, as it became more likely than not that some of the deferred tax asset related to the Company’s NOL would be utilized.  Given the nature of the adjustment and that it is not considered to be nonrecurring, no adjustment was made in the unaudited pro forma condensed combined statement of income.

H

Certain Black Diamond Equipment shareholders used their cash received from the sale of Black Diamond Equipment common stock to purchase 484 shares of the Company’s common stock from the Company, for a total value of $2,903.  The impact of the 484 shares purchased being outstanding for the additional period of January 1, 2010 to May 28, 2010 has been included as an adjustment in determining the weighted average shares outstanding for the pro forma combined basic and diluted earnings per share.

I

This adjustment reflects the dilutive effect of outstanding option and share awards of 201 for the period from January 1, 2010 to May 28, 2010.

J

In connection with the acquisition of Gregory, 92 restricted stock units were issued as replacement awards on May 28, 2010, which post combination service expense of $682 is included in the historical results of the Company and adjusted in the unaudited pro forma condensed combined statement of income.

K

In connection with the acquisition of Gregory, an aggregate of 3,707 shares of the Company’s unregistered common stock were issued to Kanders GMP Holdings, LLC, Schiller Gregory Investment Company, LLC and other Gregory stockholders.  The impact of these shares along with the 92 restricted stock units issued, discussed above in J, being outstanding for the additional period of January 1, 2010 to May 28, 2010 has been included as an adjustment in determining the weighted average shares outstanding for the unaudited pro forma combined basic and diluted earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

Overview

Black Diamond is a leader in designing, manufacturing and bringing to market innovative active outdoor performance products for climbing, mountaineering, backpacking, skiing and other active outdoor recreation activities for a wide range of year-round use. Our principal brands include Black Diamond® and GregoryTM, through which we target the demanding requirements of core climbers and skiers, more general outdoor performance enthusiasts and consumers interested in outdoor-inspired gear for their urban activities. We believe our brands are synonymous with performance, innovation, durability and safety that the climbing, mountaineering, skiing and backpacking communities rely on and embrace in their active lifestyle.

We offer a broad range of products including: rock-climbing equipment (such as carabiners, protection devices, harnesses, belay devices, helmets and ice-climbing gear), technical backpacks and high-end day packs, travel luggage, lifestyle packs, tents, trekking poles, headlamps and lanterns, gloves and mittens, skis, ski poles, ski bindings, ski boots, ski skins and avalanche safety equipment.

On May 28, 2010, we acquired Black Diamond Equipment and Gregory Mountain Products (the “Mergers”).  Because the Company had no operations at the time of our acquisition of Black Diamond Equipment, Black Diamond Equipment is considered to be our predecessor company (the “Predecessor”) for financial reporting purposes. The Predecessor does not include Gregory.

On January 20, 2011, the Company changed its name from Clarus Corporation to Black Diamond, Inc., which we believe more accurately reflects our current business.

Critical Accounting Policies and Use of Estimates

Management’s discussion of financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles.  The preparation of the condensed consolidated financial statements require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. We continually evaluate our estimates and assumptions including those related to derivatives, revenue recognition, income taxes, stock-based compensation, and valuation of long-lived assets, goodwill, and other intangible assets. We base our estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies include the more significant estimates and assumptions used in the preparation of our consolidated financial statements. Our accounting policies are more fully described in Note 1 of our consolidated financial statements incorporated herein by reference to our Form 10-K for the year ended December 31, 2010 filed with the SEC.

•

We use derivative instruments to hedge currency rate movements on foreign currency denominated sales.  We enter into forward contracts, option contracts and non-deliverable forwards to manage the impact of foreign currency fluctuations on a portion of our forecasted sales denominated in foreign currencies. These derivatives are carried at fair value on our consolidated balance sheets in other assets and accrued liabilities.  Changes in fair value of the derivatives not designated as hedge instruments are included in the determination of net income.  For derivative contracts designated as hedge instruments, the effective portion of gains and losses resulting from changes in fair value of the instruments are included in accumulated other comprehensive income and reclassified to earnings in the period the underlying hedged item is recognized in earnings.

We use operating budgets and cash flow forecasts to estimate future sales and to determine the level and timing of derivative transactions intended to mitigate such sales in accordance with our risk management policies.  If the forecasted sales levels are not reached, our derivative instruments may be deemed to be not effective which may result in foreign currency gains and losses being recorded in our statement of income, which could materially affect our financial position and results of operations.

•

We sell our products pursuant to customer orders or sales contracts entered into with our customers. Revenue is recognized when title and risk of loss pass to the customer and when collectability is reasonably assured. Charges for shipping and handling fees are included in net sales and the corresponding shipping and handling expenses are included in cost of sales in the accompanying consolidated statements of operations.

At the time of revenue recognition, we also provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues.  The estimates are based on historical rates of product returns and claims.  However, actual returns and claims in any future period are inherently uncertain and thus may differ from these estimates.  If actual or expected returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to sales in the period in which we make such a determination.

•

We account for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. We make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and our uncertain tax positions.  Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conductions by foreign and domestic tax authorities.  Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of taxable income. Actual operating results and the underlying amount and category of income in future years could cause our current assumptions, judgments and estimates of recoverable net deferred taxes to be inaccurate.  Changes in any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, which could materially affect our financial position and results of operations.

•

Compensation expense is recorded for all share-based awards granted based on the fair value of the award at the time of the grant and is recognized on a straight-line basis over the requisite service period of the award.  We estimate stock-based compensation for stock-options granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life.  Further, we estimate forfeitures for stock-based awards granted, which are not expected to vest.  If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

•

Our depreciation policies for property and equipment reflect judgments on their estimated economic lives and residual value, if any.  Our amortization policies for intangible assets reflect judgments on the estimated amounts and duration of future cash flows expected to be generated by those assets.  We review property and definite-lived intangible assets for possible impairment whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of an asset may not be fully recoverable.  We test for possible impairment at the asset or asset group level, which is the lowest level for which there are identifiable cash flows. We measure recoverability of the carrying value of an asset or asset group by comparison with estimated undiscounted cash flows expected to be generated by the asset.  If the total of undiscounted cash flows exceeds the carrying value of the asset, there is no impairment charge. If the undiscounted cash flows are less than the carrying value of the asset, we estimate the fair value of the asset based on the present value of its future cash flows and recognize an impairment charge for the excess of the asset’s carrying value over its fair value.

•

Indefinite−lived intangible assets, consisting of trademarks, and goodwill are not subject to amortization. Rather, we evaluate those assets for possible impairment on an annual basis or more frequently if events or changes in circumstances indicate that it is more likely than not that the carrying value of an asset may exceed its fair value. Fair value of an indefinite−lived trademark intangible asset is based on an income approach using the relief−from−royalty method. Under this method, forecasted revenues for a trademark are assigned a royalty rate that would be charged to license the trademark (in lieu of ownership) from an independent party, and fair value is the present value of those forecasted royalties avoided by owning the trademark. If the fair value of the trademark intangible asset exceeds its carrying value, there is no impairment charge. If the fair value of the asset is less than its carrying value, an impairment charge would be recognized for the difference.

•

We assess the recoverability of the carrying value of goodwill using a required two−step approach. In the first step of the goodwill impairment test, we compare the carrying value the Company, including its recorded goodwill, to the estimated fair value. We estimate the fair value using an equity-value based and enterprise-value based methodology. The principal method used is an equity-value based method in which the Company’s market-cap is compared to the net book value. In the enterprise-value based method, the fair value of the Company is estimated by taking its market-cap plus interest bearing debt, which equals the enterprise value. This value is then compared to total assets, less non-interest bearing debt. If the fair value of the Company exceeds its carrying value, the goodwill is not impaired and no further review is required. However, if the fair value of the business unit is less than its carrying value, we perform the second step of the goodwill impairment test to determine the amount of the impairment charge, if any. The second step involves a hypothetical allocation of the fair value of the Company to its net tangible and intangible assets (excluding goodwill) as if the business unit were newly acquired, which results in an implied fair value of goodwill. The amount of the impairment charge is the excess of the recorded goodwill over the implied fair value of goodwill.

Recent Accounting Pronouncements

On May 12, 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 was issued concurrently with International Financial Reporting Standards (“IFRS”) 13 Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. This standard is effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

On June 16, 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income.  ASU No. 2011-05 amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income.  Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements.  ASU No. 2011-05 requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (for us this will be our 2012 first quarter), with early adoption permitted.  The Company believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on our financial statements.

On September 15, 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350):  Testing Goodwill for Impairment.  ASU No. 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test.  If an entity can support the conclusion that it is not more than likely than not that the fair value of a reporting unit is less than its carrying amount, it would not need to perform the two-step impairment test for that reporting unit.  Goodwill must be tested for impairment at least annually, and prior to the ASU, a two-step test was required to assess goodwill for impairment.  ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed in fiscal years beginning after December 15, 2011 (for us this will be our 2012 first quarter), with early adoption permitted.  The Company believes the adoption of this update will change the process in how it performs its annual goodwill impairment test, but will not have any other impact on our financial statements.

Results of Operations

Consolidated Three Months Ended September 30, 2011 Compared to Consolidated Three Months Ended September 30, 2010

The following presents a discussion of consolidated operations for the three months ended September 30, 2011, compared with the consolidated three months ended September 30, 2010.

	THREE MONTHS ENDED
	September 30, 2011	September 30, 2010
Sales
Domestic sales	$15,868	$14,056
International sales	26,172	19,890
Total sales	42,040	33,946

Cost of goods sold	26,043	24,411
Gross profit	15,997	9,535

	THREE MONTHS ENDED
	September 30, 2011	September 30, 2010
Operating expenses
Selling, general and administrative	12,824	10,764
Restructuring charge	219	772
Merger and integration	-	88
Transaction costs	-	313

Total operating expenses	13,043	11,937

Operating income (loss)	2,954	(2,402)

Other (expense) income
Interest expense	(720)	(644)
Interest income	5	6
Other, net	(702)	(1,586)

Total other expense, net	(1,417)	(2,224)

Income (loss) before income tax	1,537	(4,626)
Income tax provision (benefit)	530	(1,332)
Net income (loss)	$1,007	$(3,294)

Sales

Consolidated sales increased $8,094, or 23.8%, to $42,040 during the three months ended September 30, 2011 compared to consolidated sales of $33,946 during the three months ended September 30, 2010. The increase in sales of $6,696 was primarily attributable to an increase in the quantity of new and existing products sold during the period, as well as an increase in sales of $1,398 due to the strengthening of foreign currencies against the U.S. dollar.

Consolidated domestic sales increased $1,812, or 12.9%, to $15,868 during the three months ended September 30, 2011 compared to consolidated domestic sales of $14,056 during the three months ended September 30, 2010.  The increase in domestic sales was primarily attributable to an increase in the quantity of new and existing climbing protection and general mountain products sold during the period.

Consolidated international sales increased $6,282, or 31.6%, to $26,172 during the three months ended September 30, 2011 compared to consolidated international sales of $19,890 during the three months ended September 30, 2010.  The increase in international sales was primarily attributable to an increase in the quantity of new and existing climbing protection and general mountain products sold during the period of $4,884, as well as increase in international sales of $1,398 due to the strengthening of foreign currencies against the U.S. dollar.

Cost of Goods Sold

Consolidated cost of goods sold increased $1,632, or 6.7%, to $26,043 during the three months ended September 30, 2011 compared to consolidated cost of goods sold of $24,411 during the three months ended September 30, 2010.  The amount recorded during the three months ended September 30, 2010 included an increase in inventory value sold of $3,158 due to the step-up in fair value of inventory acquired due to purchase accounting; such inventory was sold in 2010.  The increase in cost of goods sold was also attributable to an increase in sales.

Gross Profit

Consolidated gross profit increased $6,462, or 67.8%, to $15,997 during the three months ended September 30, 2011 compared to consolidated gross profit of $9,535 during the three months ended September 30, 2010.  Consolidated gross margin was 38.1% during the three months ended September 30, 2011 compared to a consolidated gross margin of 28.1% during the three months ended September 30, 2010. Excluding the $3,158 impact of the acquisition-related fair value adjustment on sold inventory, gross margin for the three month period ending September 30, 2010 would have been 37.4%.

The dollar increase in gross profit was primarily attributable to an increase in sales.  The increase in gross margin percentage is primarily driven by not being impacted by any acquisition-related fair value adjustments during the three months ended September 30, 2011.  When compared to the adjusted gross margin of 37.4%, the current period gross margin percentage increased due to the mix of product sold during 2011 compared to 2010.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $2,060, or 19.1%, to $12,824 during the three months ended September 30, 2011 compared to consolidated selling, general and administrative expenses of $10,764 during the three months ended September 30, 2010.  The increase in selling, general and administrative expenses was primarily attributable to the Company’s investments in its strategic initiatives and infrastructure to support both current and anticipated future growth.

Restructuring Charge

Consolidated restructuring expenses decreased $553, or 71.6%, to $219 during the three months ended September 30, 2011 compared to consolidated restructuring expense of $772 during the same period in 2010.  The restructuring expenses incurred during the three months ended September 30, 2011 relate to termination costs of Gregory’s office lease in Sacramento, CA.  The restructuring expenses incurred during the three months ended September 30, 2010 comprised of: (i) $107 related to severance and relocation benefits provided to Gregory employees, (ii) $218 related to the release of the Company from its lease obligations and indemnifications by Kanders & Company, Inc. (“Kanders & Company”) in connection with the relocation of our corporate office from Stamford, Connecticut to Salt Lake City, Utah, and (iii) $447 relating to the amortization of the $1,061 paid for severance and transition service expenses pursuant to a transition services agreement between the Company and Kanders & Company.

Merger and Integration

Consolidated merger and integration expenses decreased 100.0% to $0 during the three months ended September 30, 2011 compared to consolidated merger and integration expense of $88 during the same period in 2010, which was attributable to consulting fees related to the acquisitions of Black Diamond Equipment and Gregory.

Transaction Costs

Consolidated transaction expense decreased 100.0% to $0 during the three months ended September 30, 2011 compared to consolidated transaction expense of $313 during the same period in 2010, which consisted primarily of professional fees related to the acquisitions of Black Diamond Equipment and Gregory.

Interest Expense

Consolidated interest expense increased $76, or 11.8%, to $720 during the three months ended September 30, 2011 compared to consolidated interest expense of $644 during the three months ended September 30, 2010. The increase in interest expense was primarily attributable to higher average balances outstanding on the line of credit during the three months ended September 30, 2011 compared to the same period in 2010.

Income Taxes

Consolidated income tax expense increased $1,862, or 139.8%, to $530 during the three months ended September 30, 2011 compared to a consolidated income tax benefit of $1,332 during the same period in 2010.  The increase in tax expense is due primarily to the increase in pre-tax income recorded during the three months ended September 31, 2011.

Our effective income tax rate was 34.5% for the three months ended September 30, 2011 compared to 28.8% for the same period in 2010.  Many factors could cause our annual effective tax rate to differ materially from our quarterly effective tax rates, including changes in the geographic mix of taxable income and discrete events that may occur in various quarters.

Consolidated Nine Months Ended September 30, 2011 Compared to Combined Nine Months Ended September 30, 2010

The following presents a discussion of consolidated operations for the nine months ended September 30, 2011, compared with the combined nine months ended September 30, 2010.  The combined nine months ended September 30, 2010 represents the results of the Company for the nine months ended September 30, 2010, and the results of the Predecessor for the period from January 1, 2010 through May 28, 2010, the closing date of the Mergers.  The Predecessor does not include Gregory.

The Mergers were accounted for in accordance with ASC 805, Business Combinations, resulting in a new basis of accounting from those previously reported by the Predecessor.  However, sales and most operating cost items are substantially consistent with those reflected by the Predecessor.  Inventories were revalued in accordance with the purchase accounting rules.  Depreciation and amortization changed as a result of adjustments to the fair values of property and equipment and amortizable intangible assets due to fair value purchase allocation.

	NINE MONTHS	NINE MONTHS	FIVE MONTHS	NINE MONTHS
	ENDED	ENDED	ENDED	ENDED
			Predecessor
	Consolidated		Company	Combined
	September 30, 2011	September 30, 2010	May 28, 2010	September 30, 2010
Sales
Domestic sales	$44,670	$18,092	$15,751	$33,843
International sales	64,766	23,598	19,192	42,790
Total sales	109,436	41,690	34,943	76,633

Cost of goods sold	67,333	30,347	21,165	51,512
Gross profit	42,103	11,343	13,778	25,121

Operating expenses
Selling, general and administrative	37,084	18,963	12,138	31,101
Restructuring charge	993	2,149	-	2,149
Merger and integration	-	868	-	868
Transaction costs	-	5,075	-	5,075

Total operating expenses	38,077	27,055	12,138	39,193

Operating income (loss)	4,026	(15,712)	1,640	(14,072)

Other (expense) income
Interest expense	(2,157)	(980)	(165)	(1,145)
Interest income	31	45	3	48
Other, net	145	(1,474)	1,803	329

Total other (expense) income, net	(1,981)	(2,409)	1,641	(768)

Income (loss) before income tax	2,045	(18,121)	3,281	(14,840)
Income tax provision (benefit)	681	(69,765)	966	(68,799)
Net income	$1,364	$51,644	$2,315	$53,959

Sales

Consolidated sales increased $32,803, or 42.8%, to $109,436 during the nine months ended September 30, 2011 compared to combined sales of $76,633 during the nine months ended September 30, 2010. The increase in sales of $15,501 was primarily attributable to the inclusion in additional sales from Gregory during the nine months ended September 30, 2011, an increase in sales of $14,487 by Black Diamond Equipment which was driven by an increase in the quantity of new and existing products sold during the period, as well as an increase in sales of $2,815 due to the strengthening of foreign currencies against the U.S. dollar.

Consolidated domestic sales increased $10,827, or 32.0%, to $44,670 during the nine months ended September 30, 2011 compared to combined domestic sales of $33,843 during the nine months ended September 30, 2010.  The increase in domestic sales was primarily attributable to the inclusion of $5,996 additional domestic sales from Gregory during the nine months ended September 30, 2011, as well as an increase in domestic sales of $4,831 by Black Diamond Equipment which was driven by an increase in the quantity of new and existing climbing protection, general mountain, and ski products sold during the period.

Consolidated international sales increased $21,976, or 51.4%, to $64,766 during the nine months ended September 30, 2011 compared to combined international sales of $42,790 during the nine months ended September 30, 2010.  The increase in international sales was primarily attributable to the inclusion of $9,505 additional international sales from Gregory for the nine months ended September 30, 2011, an increase in international sales of $9,656 by Black Diamond Equipment which was driven by an increase in the quantity of new and existing climbing protection and general mountain products sold during the period, as well as an increase in international sales of $2,815 due to the strengthening of foreign currencies against the U.S. dollar.

Cost of Goods Sold

Consolidated cost of goods sold increased $15,821, or 30.7%, to $67,333 during the nine months ended September 30, 2011 compared to combined cost of goods sold of $51,512 during the nine months ended September 30, 2010. The amount recorded during the nine months ended September 30, 2010 included an increase in inventory value sold of $4,321 due to the step-up in fair value of inventory acquired due to purchase accounting; such inventory was sold in 2010.  The increase in cost of goods sold was also attributable to an increase in sales by Black Diamond Equipment and from the inclusion of Gregory.

Gross Profit

Consolidated gross profit increased $16,982, or 67.6%, to $42,103 during the nine months ended September 30, 2011 compared to combined gross profit of $25,121 during the nine months ended September 30, 2010.  Consolidated gross margin was 38.5% during the nine months ended September 30, 2011 compared to a combined gross margin of 32.8% during the nine months ended September 30, 2010. Excluding the $4,321 impact of the acquisition-related fair value adjustment on sold inventory, gross margin for the nine month period ending September 30, 2010 would have been 38.4%.  The dollar increase in gross profit was primarily attributable to an increase in sales by Black Diamond Equipment and from the inclusion of Gregory.  The increase in gross margin percentage is primarily driven by not being impacted by any acquisition-related fair value adjustments during the nine months ended September 30, 2011.  When compared to the adjusted gross margin of 38.4%, the current period gross margin is consistent with that of the same period in 2010.

Selling, General and Administrative

Consolidated selling, general and administrative expenses increased $5,983, or 19.2%, to $37,084 during the nine months ended September 30, 2011 compared to combined selling, general and administrative expenses of $31,101 during the nine months ended September 30, 2010.  The increase in selling, general and administrative expenses was primarily attributable to the increase in operations with the inclusion of Gregory and the Company’s investments in its strategic initiatives and infrastructure to support both current and anticipated future growth of $7,403, an increase in depreciation and amortization of $875, off-set by a decrease in non-cash equity compensation expense of $2,295.

Restructuring Charge

Consolidated restructuring expenses decreased $1,156, or 53.8%, to $993 during the nine months ended September 30, 2011 compared to combined restructuring expenses of $2,149 during the same period in 2010.  All of the restructuring expense incurred in 2011 and 2010 were attributable to the acquisitions of Black Diamond Equipment and Gregory.  During 2011, such restructuring expenses comprised of: (i) $781 related to the relocation of Gregory to the Company’s headquarters, and (ii) $212 related to the disposal of long-lived assets in conjunction with the relocation of the Company’s U.S. distribution facilities in Salt Lake City, UT to a new location in Salt Lake City, UT as part of integrating Gregory.  During 2010, such restructuring expenses comprised of: (i) a total of $1,295 relating to the release of the Company from its lease obligations and indemnifications by Kanders & Company in connection with the relocation of our corporate office from Stamford, Connecticut to Salt Lake City, Utah, (ii) a total of $596 relating to the write-off of fixed assets partially offset by $462 gain from the write-off of a deferred rent liability for the relocation of our corporate office from Stamford, Connecticut to Salt Lake City, Utah, (iii) $107 related to severance and relocation benefits provided to Gregory employees, and (iv) $613 relating to the amortization of the $1,061 paid for severance and transition service expenses pursuant to a transition services agreement between the Company and Kanders & Company.

Merger and Integration

Consolidated merger and integration expenses decreased 100.0% to $0 during the nine months ended September 30, 2011 compared to combined merger and integration expenses of $868 during the same period in 2010, which was attributable to transaction bonuses and consulting fees paid in connection with the acquisition of Black Diamond Equipment and Gregory.

Transaction Costs

Consolidated transaction expense decreased 100.0% to $0 during the nine months ended September 30, 2011 compared to combined transaction expenses of $5,075 during the same period in 2010, which consisted primarily of professional fees and expenses related to due diligence, negotiation and documentation of acquisition, financing and related agreements in connection with the acquisition of Black Diamond Equipment and Gregory.

Interest Expense

Consolidated interest expense increased $1,012, or 88.4%, to $2,157 during the nine months ended September 30, 2011 compared to combined interest expense of $1,145 during the nine months ended September 30, 2010. The increase in interest expense was primarily attributable to new debt outstanding related to financing of the acquisitions of Black Diamond Equipment and Gregory and higher average balances outstanding on the line of credit during the nine months ended September 30, 2011 compared to the same period in 2010.

Income Tax Expense

Consolidated income tax expense increased $69,480, or 101.0%, to an expense of $681 during the nine months ended September 30, 2011 compared to combined income tax benefit of $68,799 during the nine months ended September 30, 2010.  The decrease in tax benefit of $69,480 is due primarily to the realization of $65,000 of the Company’s deferred tax asset as well as a $4,480 benefit for period losses during the nine months ended September 30, 2010.

Our effective income tax rate was 33.3% for the nine months ended September 30, 2011 compared to 463.6% for the same period in 2010.  Many factors could cause our annual effective tax rate to differ materially from our quarterly effective tax rates, including changes in the geographic mix of taxable income and discrete events that may occur in various quarters.

Combined Year Ended December 31, 2010 Compared to Combined Year Ended December 31, 2009

The following presents a discussion of operations for the combined year ended December 31, 2010, compared with the combined year ended December 31, 2009.  The combined year ended December 31, 2010, represent the combined results of the Company for the year ended December 31, 2010, and the Predecessor for the period from January 1, 2010 through May 28, 2010, the closing date of the Mergers.  The combined year ended December 31, 2009, represent the combined results of the Company and the Predecessor for the year ended December 31, 2009.  The Predecessor does not include Gregory.

The Mergers were accounted for in accordance with ASC 805, Business Combinations, resulting in a new basis of accounting from those previously reported by the Predecessor.  However, sales and most operating cost items are substantially consistent with those reflected by the Predecessor.  Inventories were revalued in accordance with the purchase accounting rules.  Depreciation and amortization changed as a result of adjustments to the fair values of property and equipment and amortizable intangible assets due to fair value purchase allocation.

	TWELVE MONTHS	FIVE MONTHS	TWELVE MONTHS	TWELVE MONTHS
	ENDED	ENDED	ENDED		ENDED
		Predecessor Company	Combined		Predecessor Company	Combined
	December 31, 2010	May 28, 2010	December 31, 2010	December 31, 2009	December 31, 2009	December 31, 2009
Sales
Domestic sales	$32,972	$15,751	$48,723	$-	$40,492	$40,492
International sales	42,940	19,192	62,132	-	47,653	47,653
Total sales	75,912	34,943	110,855	-	88,145	88,145

Cost of goods sold	52,180	21,165	73,345	-	55,127	55,127
Gross profit	23,732	13,778	37,510	-	33,018	33,018

Operating expenses
Selling, general and administrative	31,208	12,138	43,346	3,939	26,524	30,463
Restructuring charge	2,842	-	2,842	-	-	-
Merger and integration	974	-	974	-	-	-
Transaction costs	5,075	-	5,075	1,613	-	1,613

Total operating expenses	40,099	12,138	52,237	5,552	26,524	32,076

Operating (loss) income	(16,367)	1,640	(14,727)	(5,552)	6,494	942

	TWELVE MONTHS	FIVE MONTHS	TWELVE MONTHS	TWELVE MONTHS
	ENDED	ENDED	ENDED		ENDED
		Predecessor Company	Combined		Predecessor Company	Combined
	December 31, 2010	May 28, 2010	December 31, 2010	December 31, 2009	December 31, 2009	December 31, 2009
Other (expense) income
Interest expense	(1,723)	(165)	(1,888)	-	(994)	(994)
Interest income	46	3	49	701	-	701
Other, net	(995)	1,803	808	-	311	311

Total other (expense) income, net	(2,672)	1,641	(1,031)	701	(683)	18

(Loss) income before income tax	(19,039)	3,281	(15,758)	(4,851)	5,811	960
(Benefit) income tax provision	(70,229)	966	(69,263)	(6)	1,868	1,862
Net income (loss)	$51,190	$2,315	$53,505	$(4,845)	$3,943	$(902)

Sales

Combined sales increased $22,710 or 25.8%, to $110,855 during 2010 compared to $88,145 during 2009. The increase in sales was primarily attributable to the inclusion of $13,598 in sales from Gregory for seven months, as well as an increase in sales of approximately $9,112 by Black Diamond Equipment which was driven by an increase in the quantity of new and existing products sold during the period.

Combined domestic sales increased $8,231 or 20.3%, to $48,723 during 2010 compared to $40,492 during 2009.  The increase in domestic sales was primarily attributable to the inclusion of $4,245 in domestic sales from Gregory for seven months, as well as an increase in domestic sales of $3,986 by Black Diamond Equipment which was driven by an increase in the quantity of new and existing climbing protection and general mountain products sold.

Combined international sales increased $14,479 or 30.4%, to $62,132 during 2010 compared to $47,653 during 2009.  The increase in international sales was primarily attributable to the inclusion of $9,353 in international sales by Gregory for seven months, as well as an increase in international sales of approximately $5,126 by Black Diamond Equipment which was driven by an increase in the quantity of new and existing general mountain and ski products sold.

Cost of Goods Sold

Combined cost of goods sold increased $18,218 or 33.0%, to $73,345 during 2010 compared to $55,127 during 2009. The increase in cost of goods sold was primarily attributable to an increase in sales both organically and from the inclusion of Gregory for the seven months ended December 31, 2010, and $4,997 related to the sale of inventory that was recorded at fair value in purchase accounting.

Gross Profit

Combined gross profit increased $4,492 or 13.6%, to $37,510 during 2010 compared to $33,018 during 2009.  Gross margin was 33.8% during 2010 compared to 37.5% during 2009.  The decrease in gross profit percentage was primarily attributable to the increase in cost of goods sold due to the sale of inventory that was recorded at fair value in purchase accounting.  Excluding the $4,997 step-up in fair value of inventory in purchase accounting, gross margin percentage for 2010 would have been 38.3%.  The increase in gross margin compared to that of 2009 is due to lower outbound costs as a result of shipping full containers from Black Diamond Equipment’s China facility, lower costs on manufacturing product at Black Diamond Equipment China facility, and product mix.

Selling, General and Administrative

Combined selling, general and administrative expenses increased $12,883 or 42.3%, to $43,346 during 2010 compared to $30,463 during 2009. The increase in selling, general and administrative expenses was primarily attributable to an increase in non-cash equity compensation expense of $4,925, the inclusion of Gregory expenses of $4,314 for the seven months ended December 31, 2010, an increase in depreciation and amortization of $980, and an overall increase in operations.  For more details on the non-cash equity compensation, please refer to Note 11 of our consolidated financial statements.

Restructuring Charge

Combined restructuring expense increased 100.0%, to $2,842 during the 2010 compared to $0 during 2009. The increase in restructuring expense was attributable to the acquisitions of Black Diamond Equipment and Gregory.  Such restructuring expenses comprised of (i) a total of $1,295 relating to the release of the Company from its lease obligations and indemnifications by Kanders & Company in connection with the relocation of our corporate office from Stamford, Connecticut to Salt Lake City, Utah, (ii) a total of $596 relating to the write-off of fixed assets partially offset by $462 write-off of a deferred rent liability for the relocation of our corporate office from Stamford, Connecticut to Salt Lake City, Utah, (iii) $352 related to severance and relocation benefits provided to Gregory employees, and (iv) the complete amortization of the $1,061 paid for severance and a transition services agreement between the Company and Kanders & Company.

Merger and Integration

Combined merger and integration expense increased 100.0%, to $974 during 2010 compared to $0 during 2009. The increase in merger and integration expense was attributable to transaction bonuses paid and consulting fees related to the acquisitions of Black Diamond Equipment and Gregory.

Transaction Costs

Combined transaction expense increased $3,462 or 214.6%, to $5,075 during 2010 compared to $1,613 during 2009. The increase in transaction expense was attributable to the acquisitions of Black Diamond Equipment and Gregory.  Transaction expense consists primarily of professional fees and expenses related to due diligence, negotiation and documentation of the acquisitions of Black Diamond Equipment and Gregory, financing and related matters.  The transaction expenses incurred during 2009 related to a transaction that terminated without consummation.

Interest Expense

Combined interest expense increased $894 or 89.9%, to $1,888 during 2010 compared to $994 during 2009. The increase in interest expense was primarily attributable to seven months of new debt outstanding including $13,582 of discounted 5% Subordinated Notes due in 2017 and a $35,000 line of credit related to financing of the acquisitions of Black Diamond Equipment and Gregory, of which $14,735 was outstanding as of December 31, 2010, compared to twelve months of line of credit debt outstanding in the year ended December 31, 2009.

Other Income/Expense, Net

Combined other income, net increased $497 or 159.8%, to income of $808 during 2010 compared to income of $311 during 2009. The increase in other income, net was primarily attributable to the change in the mark-to-market value of foreign currency contracts.

Income Taxes

Combined income taxes for 2010 are an income tax benefit of $69,263 compared to an income tax expense of $1,862 for 2009.  As a result of the Company’s acquisitions of Black Diamond Equipment and Gregory, it became more likely than not that some of the deferred asset related to the Company’s NOL would be utilized.  The increase in tax benefit of $71,125 is due to primarily to the reversal of $65,000 of the valuation allowance on the Company’s deferred tax asset, as well as a $6,125 benefit for current year losses.

Combined Year Ended December 31, 2009 Compared to Combined Year Ended December 31, 2008

The following presents a discussion of operations for the combined year ended December 31, 2009, compared with the combined year ended December 31, 2008.  The combined year ended December 31, 2009, represent the combined results of the Company and the Predecessor for the year ended December 31, 2009.  The combined year ended December 31, 2008, represent the combined results of the Company and the Predecessor for the year ended December 31, 2008.  The Predecessor does not include Gregory.  Management believes this combined presentation of the Company and Predecessor statement of operations is the most useful comparison between periods.

	TWELVE MONTHS			TWELVE MONTHS
	ENDED			ENDED
		Predecessor Company	Combined		Predecessor Company	Combined
	December 31, 2009	December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2008	December 31, 2008

Sales
Domestic sales	$-	$40,492	$40,492	$-	$42,222	$42,222
International sales	-	47,653	47,653	-	44,031	44,031
Total sales	-	88,145	88,145	-	86,253	86,253

Cost of goods sold	-	55,127	55,127	-	55,436	55,436
Gross profit	-	33,018	33,018	-	30,817	30,817

Operating expenses
Selling, general and administrative	3,939	26,524	30,463	4,873	27,233	32,106
Transaction costs	1,613	-	1,613	-	-	-

Total operating expenses	5,552	26,524	32,076	4,873	27,233	32,106

Operating (loss) income	(5,552)	6,494	942	(4,873)	3,584	(1,289)

Other (expense) income
Interest expense	-	(994)	(994)	-	(788)	(788)
Interest income	701	-	701	2,473	-	2,473
Other, net	-	311	311	(2)	271	269

Total other (expense) income, net	701	(683)	18	2,471	(517)	1,954

(Loss) income before income tax	(4,851)	5,811	960	(2,402)	3,067	665
(Benefit) income tax provision	(6)	1,868	1,862	-	573	573
Net income (loss)	$(4,845)	$3,943	$(902)	$(2,402)	$2,494	$92

Sales

Combined sales increased $1,892 or 2.2%, to $88,145 during 2009 compared to $86,253 during 2008. The increase in sales was primarily attributable to the increase in Black Diamond Equipment’s European and international distribution business, which was partially off-set by a decrease in domestic sales during the period.

Combined domestic sales decreased $1,730 or 4.1%, to $40,492 during 2009 compared to $42,222 during 2008.  The decrease was primarily attributable to a decrease in the volume of units sold due to the downturn in the economy.

Combined international sales increased $3,622 or 8.2%, to $47,653 during 2009 compared to $44,031 during 2008.  The increase in international sales was primarily attributable to the increase in the quantity of products sold.

Cost of Goods Sold

Combined cost of goods sold decreased $309 or 0.6%, to $55,127 during 2009 compared to $55,436 during 2008. The decrease in cost of goods sold was primarily attributable to lower costs on the mix of product sold and a reduction in the last-in, first-out (“LIFO”) reserve.

Gross Profit

Combined gross profit increased $2,201 or 7.1%, to $33,018 during 2009 compared to $30,817 during 2008.  Gross margin was 37.5% during 2009 compared to 35.7% during 2008.  The increase in gross profit was primarily attributable to the lower costs on the mix of product sold and a reduction in the LIFO reserve.

Selling, General and Administrative

Combined selling, general and administrative expenses decreased $1,643 or 5.1%, to $30,463 during 2009 compared to $32,106 during 2008. The decrease in selling, general and administrative expenses was primarily attributable to leveraging existing fixed cost components, decreases in employment compensation and benefits through head count and certain salary reductions, non-cash equity compensation expense, consulting fees, accounting fees, travel expenses, and other non-transaction related professional services.

Transaction Costs

Combined transaction expense increased $1,613 or 100.0% during 2009 compared to $0 during 2008. The increase in transaction expense was due to a significant negotiation and due diligence review of a proposed transaction relating to the Company’s redeployment strategy, which involved an acquisition of several major assets and a financing component that terminated without consummation.  The transaction expenses included legal, accounting, and other professional fees incurred for due diligence, and preparation and negotiation of documentation.

Interest Expense

Combined interest expense increased $206 or 26.1%, to $994 during 2009 compared to $788 during 2008. The increase in interest expense was primarily attributable to having a higher average line of credit balance outstanding due to funding working capital and capital expenditures during 2009 compared 2008.

Interest Income

Combined interest income decreased $1,772, or 71.7%, to $701 during 2009, from $2,473 in 2008.  Interest income 2009 and 2008, includes $466 and $1,945 in discount accretion and premium amortization, respectively.  The decrease in interest income was due primarily to lower rates of return on investments as well as lower levels of cash available for investment.  The weighted average interest rate for the Company’s investments for 2009 was 0.8% compared to 2.9% for 2008.

Other Income/Expense, Net

Combined other income, net increased $42 or 15.6%, to income of $311 during 2009, compared to income of $269 during 2008. The increase in other income, net was primarily attributable to the increase of royalty income received.

Income Taxes

Combined income tax expenses increased $1,289 or 225.0%, to $1,862 during 2009 compared to $573 for 2008.  The increase in tax expense is due to primarily due to the higher pre-tax income of the Predecessor during 2009 compared to 2008.

Liquidity and Capital Resources

Consolidated Nine Months Ended September 30, 2011 Compared to Combined Nine Months Ended September 30, 2010

The following presents a discussion of cash flows for the consolidated nine months ended September 30, 2011, compared with the combined nine months ended September 30, 2010.  The combined nine months ended September 30, 2010 represents the results of the Company for the nine months ended September 30, 2010, and the results of the Predecessor for the period from January 1, 2010 through May 28, 2010, the closing date of the Mergers.  The Predecessor does not include Gregory.  Management believes this combined presentation of the Company and Predecessor cash flows is the most useful comparison between periods.

Our primary ongoing funding requirements are for working capital, investing activities associated with the expansion of our operations and general corporate needs.  At September 30, 2011, we had total cash and cash equivalents of $1,677 compared with a cash and cash equivalents balance of $2,767 at December 31, 2010.

	NINE MONTHS	NINE MONTHS	FIVE MONTHS	NINE MONTHS
	ENDED	ENDED	ENDED	ENDED
			Predecessor
			Company	Combined
	September 30, 2011	September 30, 2010	May 28, 2010	September 30, 2010
Net cash provided by (used in) operating activities	$(8,883)	$(20,629)	$7,412	$(13,217)
Net cash used in investing activities	(2,457)	(59,262)	(788)	(60,050)
Net cash provided by (used in) financing activities	10,105	23,006	(6,261)	16,745
Effect of foreign exchange rates on cash	145	114	(60)	54
Change in cash and cash equivalents	(1,090)	(56,771)	303	(56,468)
Cash and cash equivalents, beginning of period	2,767	58,363	1,317	59,680
Cash and cash equivalents, end of period	$1,677	$1,592	$1,620	$3,212

Net Cash Used In Operating Activities

Consolidated net cash used in operating activities was $8,883 during the nine months ended September 30, 2011 compared to combined net cash used in operating activities of $13,217 during the nine months ended September 30, 2010.  The decrease in net cash used in operating activities during 2011 is primarily due to not incurring $5,075 of transaction expenses, $1,682 in cash related restructuring activities, and $868 in merger in integration charges related to the acquisitions of Black Diamond Equipment and Gregory.  The decrease in cash flows used resulting from not incurring the before mentioned cash outflows, was partially off-set by timing differences of when accounts receivable were collected, inventory purchased, and accounts payable were paid during the nine months ended September 30, 2011 compared to the same period in 2010.

Free cash flow, defined as net cash provided by operating activities less capital expenditures, was free cash flows used of $11,370 during the nine months ended September 30, 2011 compared to free cash flows used of $14,766 during the same period in 2010.

Net Cash Used In Investing Activities

Consolidated net cash used in investing activities decreased by $57,593 to $2,457 during the nine months ended September 30, 2011 compared to combined $60,050 during the nine months ended September 30, 2010.  The decrease is largely due to the $82,560 used for the acquisitions of Black Diamond Equipment and Gregory, net of cash acquired, off-set by the $24,059 net transfer of marketable securities to cash to fund the mergers in 2010, which activity did not take place in 2011.  Additionally, consolidated capital expenditures increased $938 to $2,487 during the nine months ended September 30, 2011 compared to combined capital expenditures of $1,549 during the nine months ended September 30, 2010.  The increase in capital expenditures is due to certain building renovations at the Company’s headquarters and new distribution center in Salt Lake City, UT as part of fully integrating Gregory that were incurred during the nine months ended September 30, 2011 that were not incurred during the same period in 2010.

Net Cash Provided By Financing Activities

Consolidated net cash provided by financing activities decreased by $6,640 to $10,105 during the nine months ended September 30, 2011 compared to combined cash provided by financing activities of $16,745 during the nine months ended September 30, 2010.  The decrease is due to the change in net borrowings on the line of credit of $2,883, which was used to finance working capital needs and a portion of the acquisition price, as well as a decrease in stock subscription proceeds and the exercise of stock options of $3,757.

Combined Year Ended December 31, 2010 Compared to Combined Year Ended December 31, 2009

The following presents a discussion of cash flows for the combined year ended December 31, 2010, compared with the combined year ended December 31, 2009.  The combined year ended December 31, 2010, represents the combined results of the Company for the year ended December 31, 2010, and the Predecessor for the period from January 1, 2010 through May 28, 2010, the closing date of the Mergers. The Predecessor does not include Gregory. Management believes this combined presentation of the Company and Predecessor cash flows is the most useful comparison between periods.

Our primary ongoing funding requirements are for working capital, investing activities associated with the expansion of our operations and general corporate needs.  At December 31, 2010, we had total cash and cash equivalents of $2,767 compared with a combined cash and cash equivalents balance of $59,680 at December 31, 2009.  In addition we had combined investments in marketable securities of $0 and $24,059 at December 31, 2010 and 2009, respectively.

	TWELVE MONTHS	FIVE MONTHS	TWELVE MONTHS	TWELVE MONTHS
	ENDED	ENDED	ENDED	ENDED
		Predecessor	Combined		Predecessor Company	Combined
	December 31, 2010	Company May 28, 2010	December 31, 2010	December 31, 2009	December 31, 2009	December 31, 2009

Net cash (used in ) provided by operating activities	$(13,751)	$7,412	$(6,339)	$(3,652)	$6,909	$3,257
Net cash (used in) provided by investing activities	(60,587)	(788)	(61,375)	42,673	(3,303)	39,370
Net cash provided by (used in) financing activities	18,503	(6,261)	12,242	-	(4,369)	(4,369)
Effect of foreign exchange rates on cash	239	(60)	179	-	(46)	(46)
Change in cash and cash equivalents	(55,596)	303	(55,293)	39,021	(809)	38,212
Cash and cash equivalents, beginning of period	58,363	1,317	59,680	19,342	2,126	21,468
Cash and cash equivalents, end of period	$2,767	$1,620	$4,387	$58,363	$1,317	$59,680

Net Cash (Used In) Provided by Operating Activities

Combined net cash used in operating activities was $6,339 during 2010 compared to net cash provided by of $3,257 during 2009.  The increase in cash used is primarily due to $5,075 of transaction expenses relating to the Mergers, the increase in inventory sold of $4,997 due to the step-up in fair value in purchase accounting, $1,061 in severance payments and transition costs, $1,295 in lease indemnity payments and $974 in merger and integration charges related to the acquisitions of Black Diamond Equipment and Gregory, with the remaining change of $3,806 attributable to increases in working capital during 2010.

Excluding $5,075 of transaction expenses relating to the acquisitions of Black Diamond Equipment and Gregory, $4,997 in step-up value of inventory sold, $1,061 in severance payments and transition costs, $1,295 in lease indemnity payments, and $974 in merger and integration charges related to the acquisitions of Black Diamond Equipment and Gregory, the net cash provided by operating activities would have been $7,063 for 2010.

Combined capital expenditures decreased $436 to $2,874 during 2010 compared to $3,310 during 2009.  The decrease was due to certain building renovation and tooling costs that were incurred during 2009 that were not incurred during 2010.  Free cash flow, defined as net cash (used in) provided by operating activities less capital expenditures was $(9,213) during 2010 compared to $(53) during 2009.  Excluding $5,075 of transaction expenses relating to the acquisitions of Black Diamond Equipment and Gregory, $4,997 in step-up value of inventory sold, $1,061 in severance payments and transition costs, $1,295 in lease indemnity payments, and $974 in merger and integration charges related to the acquisitions of Black Diamond Equipment and Gregory, free cash flow would have been $4,189 during 2010.

Net Cash (Used In) Provided by Investing Activities

Combined net cash (used in) provided by investing activities decreased by $100,745 to $(61,375) during 2010 compared to $39,370 during 2009.  The decrease is primarily due to the $82,560 used for the purchase of Black Diamond Equipment and Gregory, net of cash acquired, as well as a liquidation of marketable securities of $18,621 to fund the Mergers, and is partially offset by a $436 reduction in purchases of capital expenditures.

Net Cash Provided by (Used In) Financing Activities

Combined net cash provided by financing activities increased by $16,611 to $12,242 during 2010 compared to $(4,369) used in during 2009.  The increase is primarily due to the change in net borrowings on the line of credit and capital leases of $13,266, $1,746 in stock subscription and sales in treasury stock and exercise of stock options proceeds, and reduction in treasury purchases and dividends paid of $1,599 by Predecessor.  The net borrowings were used to finance the acquisitions of Black Diamond Equipment and Gregory.

Net Operating Loss

As of December 31, 2010, the Company had net operating loss, research and experimentation credit and alternative minimum tax credit carryforwards for U.S. federal income tax purposes of $226,837, $1,501 and $56, respectively.   The Company’s ability to benefit from certain net operating loss and tax credit carryforwards is limited by $1,051 under Section 382 of the Internal Revenue Code, as amended (the “Code”), due to a prior ownership change of greater than 50%.  The Company believes it’s more likely than not that its U.S. Federal net operating loss (“NOL”), will substantially offset its future U.S. Federal income taxes, excluding the amount subject to U.S. Federal Alternative Minimum Tax (“AMT”).  AMT is calculated as 20% of AMT income.  For purposes of AMT, a maximum of 90% of income is offset by available NOLs. The majority of the Company’s pre-tax income is currently earned and expected to be earned in the U.S., or taxed in the U.S. as Subpart F income and will be offset with the NOL.  Of the $225,786 of NOLs available to offset taxable income, $214,160 does not expire until 2020 or later, subject to compliance with Section 382 of the Code.

As of December 31, 2010, the Company’s gross deferred tax asset was $91,031.  The Company has recorded a valuation allowance, resulting in a net deferred tax asset of $69,527, excluding deferred tax liabilities.  Management has provided a valuation allowance against some of the net deferred income tax assets as of December 31, 2010, because the ultimate realization of those benefits and assets does not meet the more likely than not criteria.

Loan Agreement

In connection with the closing of the acquisition of Black Diamond Equipment, the Company and certain of its subsidiaries entered into a loan agreement effective May 28, 2010 among Zions First National Bank, a national banking association (“Lender”) and the Company and its direct and indirect subsidiaries as co-borrowers (the “Borrowers”) (the “Loan Agreement”).  Concurrently with the closing of the acquisition of Black Diamond Equipment, Gregory Mountain Products, LLC, as the surviving company of the GMP Merger, entered into an assumption agreement and became an additional Borrower under the Loan Agreement.

Pursuant to the terms of the Loan Agreement, the Lender has made available to the Borrowers a $35,000 unsecured revolving credit facility (the “Loan”), of which $25,000 was made available at the time of the closing of the acquisition of Black Diamond Equipment and an additional $10,000 was made available to the Company upon Gregory becoming a borrower under the Loan Agreement. The Loan matures on July 2, 2013.  The Loan may be prepaid or terminated at the Company’s option at anytime without penalty.  No amortization is required.  Any outstanding principal balance together with any accrued but unpaid interest or fees will be due in full at maturity.  The Loan bears interest at the 90-day LIBOR rate plus an applicable margin as determined by the ratio of Senior Net Debt (as calculated in the Loan Agreement) to Trailing Twelve Month EBITDA (as calculated in the Loan Agreement).

Off-Balance Sheet Arrangements

We do not engage in any transactions or have relationships or other arrangements with unconsolidated entities. These include special purpose and similar entities or other off-balance sheet arrangements.  We also do not engage in energy, weather or other commodity-based contracts.

Contractual Obligations

The following summarizes our contractual obligations and commercial commitments at December 31, 2010, excluding note discounts of $8,636, with initial or remaining terms of one or more years, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual Obligations:
Operating leases	$4,326	$1,186	$1,787	$642	$711
Capital leases	305	158	131	16	-
Line of credit	14,735	-	14,735	-	-
5% Senior Subordinated Notes	22,610	-	-	-	22,610
Trademark payable	750	150	600	-	-
Other long-term liabilities	785	-	-	-	785
	$43,511	$1,494	$17,253	$658	$24,106

We do not engage in any transactions or have relationships or other arrangements with unconsolidated entities. These include special purpose and similar entities or other off-balance sheet arrangements.  We also do not engage in energy, weather or other commodity-based contracts.

BUSINESS

Our Company

Black Diamond is a leader in designing, manufacturing and marketing high performance products for the active outdoor enthusiast.  We believe our principal brands, Black Diamond® and GregoryTM, are synonymous with the performance, innovation, durability and safety that the climbing, mountaineering, skiing and backpacking communities rely on to engage in their active lifestyles year-round.  Our Black Diamond® and GregoryTM brands are iconic in the outdoor industry and are linked intrinsically with the modern history of the sports we serve.  The demand for our brands and products is aspirational in nature, transcending the core enthusiasts to also include general active outdoor recreationalists and consumers interested in outdoor-inspired gear for their urban activities.  The broadening consumer demand for our products is evidenced by our rapid revenue growth and supported by our global distribution infrastructure. The Black Diamond® brand has grown revenues for the past 20 years at a compound annual growth rate of approximately 14%.  In 2010 we reported pro forma sales of $125 million and pro forma Adjusted EBITDA of $10.8 million; see “Selected Consolidated Financial Data” for a reconciliation of pro forma sales and pro forma Adjusted EBITDA to the most comparable GAAP financial measures.

We offer a broad range of products including: rock-climbing equipment (such as carabiners, protection devices, harnesses, belay devices, helmets and ice-climbing gear), technical backpacks and high-end day packs, travel luggage, lifestyle packs, tents, trekking poles, headlamps and lanterns, gloves and mittens, skis, ski poles, ski bindings, ski boots, ski skins and avalanche safety equipment. We distribute our products through a network comprised primarily of leading independent specialty retailers, specialty chains such as Recreational Equipment, Inc. (“REI”), independent global distributors selling to specialty retail, and direct-to-consumer through our website and wholly-owned retail store.  Our products are sold in North America, Europe, Asia and the rest of the world in approximately 50 countries, with international sales representing approximately 57% and 59% of our sales for the year ended December 31, 2010 and for the year-to-date through the quarter ended September 30, 2011, respectively.

Our heritage dates back to 1957 when Chouinard Equipment Ltd. pioneered the market for durable, precise, light and reusable pitons, a device used to ascend or protect oneself in the sport of technical climbing. Over the next thirty years, Chouinard Equipment expanded to design and manufacture all kinds of equipment for rock climbing.  In 1989, our President and Chief Executive Officer Peter Metcalf co-founded Black Diamond Equipment, our predecessor company, to purchase the business and assets of Chouinard Equipment. In our 54 year heritage, we have developed a track record of gear innovations that has changed the nature of climbing, telemark skiing, and mountaineering. By extension, our history and brand have become synonymous with the sports in which we participate.

Our management team and talented employees include active climbers, skiers and backpackers who share our passion and understanding of the sports and the markets we serve. We are a company of passionate users, working to develop products to improve the performance, safety and comfort of active outdoor recreation equipment. Located in Salt Lake City, Utah at the base of the Wasatch Mountains, our principal offices situate us at the epicenter of some of the best alpine peaks, crags, ski descents and trails in the world. We believe that this immediate access to the activities our company is built upon and being surrounded by one of the most vibrant, concentrated user communities in the United States strengthens the authenticity of our brands, enhances our product innovation and increases the loyalty of our customers.  Our values, ethos, and working relationships mirror the values and culture of the sports we serve and are foundational to the Company’s strength and to our ability to attract highly skilled and dedicated professionals

Evolution of Our Business

The genesis of the current Black Diamond, Inc. was through the May 2010 acquisition of Black Diamond Equipment, Ltd. and Gregory Mountain Products, Inc. by Clarus Corporation, a public company with approximately $81 million of cash, cash equivalents and marketable securities (as of March 31, 2010) and significant accumulated net operating losses (“NOLs”). Clarus Corporation was renamed Black Diamond, Inc. in January 2011. The core business of Black Diamond Equipment evolved from Chouinard Equipment, which split from Patagonia in 1981 after almost 25 years of providing the outdoor industry with innovative and game changing products. Mr. Metcalf was hired as Chouinard Equipment’s general manager in 1982 when the Company’s sales were under $1 million.  In 1989, Mr. Metcalf led the founding of Black Diamond Equipment with less than $1 million of equity to acquire the business and assets of Chouinard Equipment out of its bankruptcy reorganization. Since then, Black Diamond Equipment has self-funded significant investments in infrastructure and its growth from approximately $7 million in sales in fiscal 1990 to $125 million of pro forma sales for Black Diamond, Inc. in 2010 (pro forma assuming the acquisition of Black Diamond Equipment and Gregory Mountain Products by Clarus Corporation had occurred on January 1, 2010). Below we summarize some of our key evolution milestones:

•

Strategic Expansion of our Product Line.  Our roots date back to Chouinard Equipment, a company that pioneered the climbing equipment industry through the introduction of high-function and durable performance products, many of which were category defining. Since our founding in 1989, Black Diamond Equipment has continued to address market vacancies through the introduction of technical and innovative outdoor gear. In 1992, we partnered with SCARPA to introduce the T1, the world’s first plastic telemark ski boot. The success of the T1 eventually led to the introduction of a full line of ski equipment that we believe today is unsurpassed in both innovation and reputation. In response to a rebirth in ice climbing, we incorporated carbon fiber into the shaft of an ice tool to create an ax that was light, responsive and shaped to fit a climber’s grasp. Further refinements resulted in the creation of the CobraTM Ice Tool. We also introduced the Turbo ExpressTM Ice Screw, which we believe is the fastest, easiest-to-place ice protection on the market. To help climbers achieve maximum performance, we built the HotWireTM, the world’s first wire-gate carabiner. We also added Camalot® belay breaks to our line of protection equipment, crafted the NeutrinoTM, one of the lightest full-service carabiners ever made and built the Halo DomeTM, a low-profile, comfortable helmet designed around the movements of climbing. Most recently, we introduced MagnetronTM technology, which uses the power of magnetic fields to reinvent the locking carabiner. Today, we see an opportunity to further enhance our customers’ personal performance, safety and comfort through our planned introduction of a line of technical apparel.

•

Developed Global Operations.

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Black Diamond Equipment AG. We established Black Diamond Equipment AG in 1997 near Basel, Switzerland to handle sales, marketing, distribution and back office functions for all of Europe and to develop a European based entity that mirrored the same intimacy and passion for the sports in Europe that Black Diamond Equipment has in North America.

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Black Diamond Sporting Equipment (ZFTZ) Co. Ltd.  In 2006, we launched our operations in Asia and have since grown our Asian operations to 150 employees with a 100,000 square foot global distribution center, sourcing, manufacturing, research and design and quality assurance capabilities. Our proximity to the factories that manufacture our products allows us to test product throughout the development process and ensure high levels of quality control.

•

Implemented Global ERP Platform. In February 2010, we integrated our global operations onto one platform in order to achieve a more cost-effective and efficient operation. Our back office functions, including supply chain management, warehousing, sourcing and finance, run on this platform and support both brands. This platform is highly scalable; it supported $125 million in pro forma sales in 2010 (pro forma assuming the acquisition of Black Diamond Equipment and Gregory Mountain Products by Clarus Corporation had occurred on January 1, 2010), and we believe it can support our sales goals through 2015 with limited incremental investment in our platform to support future acquisitions.

•

Acquisition of Black Diamond Equipment and Gregory Mountain Products by Clarus Corporation. At the time of the acquisition of Black Diamond Equipment and Gregory Mountain Products by Clarus Corporation on May 28, 2010, Clarus Corporation had approximately $81 million of cash, cash equivalents and marketable securities (as of March 31, 2010) and significant NOL and tax credit carryforwards. We believe that these NOLs and tax credit carryforwards provide us with a significant competitive advantage as we grow since we expect that a substantial portion of our U.S. income will not be subject to federal taxes. As of December 31, 2010, of the $226 million of net operating losses available to offset taxable income, $214 million does not expire until 2020 or later, subject to compliance with Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”).

•

Integration of Gregory Mountain Products. We have now completed the integration of Gregory and re-structured our operations to allow flexibility for a multi–brand portfolio.  We maintain a separate front-end sales and marketing operation in order to keep the GregoryTM brand ethos alive, while we have integrated Gregory’s back-end operations onto our corporate platform. We believe that additional brands can be efficiently integrated into this new corporate platform.

Today, we are a global business with significant scale, and we believe that we are well positioned to grow organically and through additional acquisitions in the outdoor space.  We believe our global product development, sales and distribution capabilities are beyond those of similarly sized companies, reflecting the substantial investments we have made in our people and infrastructure.  We believe that these investments should be able to support our expected goal of generating approximately $500 million in sales by 2015 with limited incremental investment in our platform to support future acquisitions.

Market Opportunity

Our business and brands are benefiting from the convergence of function and fashion in the outdoor and athletic apparel, footwear, and equipment space. We believe consumer purchase decisions are driven by both a need for functional products and a desire to create a particular lifestyle perception. This confluence and consumer behavior can be seen in a number of highly successful lifestyle brands including Lululemon, Under Armour, The North Face, and Nike. Primary growth drivers in our business include an increased awareness in health and wellness, the desire to own functional products that are aesthetically pleasing, and the continued success and exposure of our key retail partners including REI, Eastern Mountain Sports, Mountain Equipment Co-op and Backcountry.com.

The outdoor products marketplace, both domestically and internationally, is highly fragmented. Specialty brands, particularly throughout Europe, hold respectable market share relative to larger broadline competitors. We see this fragmentation as an opportunity for a leader to emerge, particularly in the more technical categories.

U.S. Outlook

The U.S. outdoor products market, including hardgoods, apparel, and footwear for outdoor use accounts for more than $11.0 billion in retail sales for the twelve months ended July 2, 2011, with hardgoods accounting for approximately $5.1 billion in retail sales, footwear accounting for approximately $2.3 billion in retail sales, and outdoor apparel accounting for approximately $3.7 billion in retail sales. Total outdoor product sales grew 4.1% in 2010, driven mainly by an awareness in health and wellness, the introduction of innovative technologically advanced and highly functional products and an increase in outdoor participation.  According to the Outdoor Foundation, approximately 138 million Americans participated in outdoor recreation in 2010; aproximately 11.5 million Americans participated in alpine/downhill skiing, a 5.4% increase from 2009, more than 4.7 million Americans participated in sport, indoor and boulder climbing in 2010, a 10.6% increase from 2009, almost 2.2 million Americans participated in traditional, ice and mountaineering climbing in 2010, an increase of 19.8% from 2009, and more than 1.8 million Americans participated in telemark skiing, a 22.8% increase from 2009.

Global Outlook

Globally, we believe that the opportunity for the company is even greater. We estimate that the European market is significantly larger than the U.S. market. In Asia, the active outdoor market is growing very rapidly, with ISPO China 2011, a well-known international trade fair of outdoor sports goods, experiencing a 9% increase in attendance from previous record levels set in 2010. At ISPO Munich 2011, the largest international trade fair of outdoor sports goods, attendance was greater than 80,000, a new record and a 25% increase over 2010. Growth drivers in Europe and Asia include a younger, more affluent and lifestyle oriented consumer, an increase in interest in sports and leisure activities, and a general retail demand for high quality brands.

Retailers

Specialty retailers in the outdoor products marketplace are experiencing significant growth. Outdoor specialty retailers accounted for 18.3% of U.S. outdoor product sales for the twelve months ended June 30, 2010. While U.S. outdoor products sales increased 4.1% in 2010 compared to 2009, outdoor specialty store sales increased 7.8% compared to 2009. More specifically, U.S. sales of outdoor hardgoods, the largest portion of the U.S. outdoor products market, through outdoor specialty retailers grew 14% for the six months ended June 30, 2011 when compared with the same period in 2010. We feel that a prime example of such growth can be seen in our largest customer, REI. Since 2004, REI has increased its store count from 77 to 122 at the end of 2011, highlighted by the opening of REI SoHo in December 2011, a 39,000 square foot store and the Company’s first location in New York City. Since 2006, REI’s revenues have grown at an 8.8% compound annual growth rate to nearly $1.7 billion in 2010, a 14.0% increase from 2009.

According to the Outdoor Foundation, online and catalog outdoor product sales are also experiencing tremendous growth. In 2010, sales through the online and catalog channels increased 15.5% from 2009 levels. For the twelve months ended June 30, 2010, 10.2% of U.S. outdoor product sales were sourced online or through catalogs.

We believe that our strong relationships in the specialty retail channel and our expanding online presence provides us with a competitive advantage and the opportunity for significant growth.

Competitive Strengths

At Black Diamond, Inc. we live and breathe the sports we represent and approach business like we do climbing, where there is precious little room for error.  We believe the following strengths differentiate us from our competitors, allowing us to take advantage of the large and growing market in which we participate:

Authentic Portfolio of Iconic/Lifestyle Brands. We believe that our brands are iconic among devoted active outdoor adventurers with a strong reputation for innovation, style, quality, design, safety and durability. Our brands also appeal to everyday customers seeking high quality outdoor-inspired lifestyle products for urban and suburban living. The authenticity of our brands is reinforced by our selective distribution strategy focused on specialty retail stores that we believe are the most influential stores within the outdoor recreation and active lifestyle communities.  We believe our brands transcend age, culture and geography, and our paradigm-changing products define the categories they belong to.  Our focus on innovation, safety and style differentiates us from our competitors and positions Black Diamond to address the growing market for outdoor recreation equipment and active lifestyle products. Our portfolio includes the following global brands:

Black Diamond Equipment:  Black Diamond Equipment products are designed for climbers, mountaineers and skiers as well as aspirational outdoor enthusiasts. We focus on innovation and performance, and we strive to deliver products that epitomize high quality and durability.  Our Black Diamond® branded products have received significant industry recognition and numerous awards for our contribution to the outdoor industry including four Editor’s Choice Awards from Backcountry Magazine, Skier’s Choice Awards for six products in Powder Magazine, a Best in Gear Award from Men’s Journal and a Best in Show Award from Gear Junkie for Black Diamond’s Z-Pole trekking pole. We believe that our deep-rooted history of innovation continues to be industry defining and shapes the way in which our customers enjoy outdoor activities.

Gregory Mountain Products: Gregory Mountain Products designs and manufactures premier technical backpacking and mountaineering products and accessories, as well as outdoor-inspired lifestyle bags for urban and suburban living. Gregory packs are world-renowned for setting performance standards in backpacks; they are noted for innovative design, ergonomic and comfortable fit, and an obsession with quality, comfort and durability. In recent years, Gregory has won awards for its pack designs from such diverse media outlets as Backpacker Magazine, Outside Magazine (Outside Gear of the Year 2010), National Geographic Adventure, Popular Science, Men’s Journal, Consumers Digest and Alpinist Magazine. The Gregory research and design team, including company founder Wayne Gregory, continues to lead the way in innovative backpack technology and performance.

Product Innovation and Development Capabilities.  We have a long history of technical innovation and product development, with over 70 patents and patents pending worldwide and over 200 new product introductions since 1989. Our employees’ passion and intimacy with our core outdoor activities fosters new and innovative ideas, which we believe provides a significant advantage that will drive our company and industry to new levels. Our Salt Lake City headquarters, nestled in the Wasatch Mountains, with such a vibrant user community, provides the ideal backdrop for our employees, most of whom are high level performance athletes in these sports themselves, to test our new products. We endorse several top athletes who in turn evaluate our products in the field, providing valuable feedback and suggestions to our designers. In recent years, we have developed many innovative products that have revolutionized the active outdoor space including: a new line of freeride ski boots; trekking poles with FlickLock® technology and Z-Poles that can fold to one-third their size; the AvaLung® backpack; and brighter, more compact and lighter-weight headlamps. We seek to design products that enhance our customers’ personal performance, safety and comfort as they participate in the activities we serve. We integrate quality assurance and quality control teams throughout the entire design process to maintain the quality, integrity and safety that our brands are known for. We believe that our vertically integrated design and development process and enthusiast employee base provide us with a unique competitive advantage to continue to drive future innovation for our company and the industry in which we serve.

Diversified Portfolio by Brand, Product, Geography and Channel. Our business is highly diversified across brands, products, geographies and channels. We operate a multi-brand platform with Black Diamond® and GregoryTM branded products spanning 27 product categories addressing mountaineering, climbing and skiing activities. No single product category accounts for more than 15% of annual sales. This provides seasonal diversification with a balance of sales across both the fall/winter and spring/summer sports seasons.  Our brands are truly global with approximately 57% and 59%, respectively, of our sales for the year ended December 31, 2010 and for the year-to-date through the quarter ended September 30, 2011, generated outside the United States in approximately 50 countries.   We have a highly diversified customer base

and sell products in over 4,700 retail locations, including independent and specialty stores, our website at blackdiamondequipment.com and other retail locations.  We believe that our brand, product, geographic and distribution channel diversity allows us to maximize the reach of our brand portfolio while reducing the risk associated with any single brand, product category or point of distribution.

Scalable Global Operating Platform.  We have developed a highly scalable global platform of manufacturing, sourcing, quality assurance, distribution, IT and back office capabilities. We manufacture approximately 30% to 35% of our newest and most proprietary products in-house, which is cost competitive and helps us to maintain our competitive advantage over our peers. We also have a global network of high quality, strategic partners, many of whom we have had relationships with for over ten years, from which we source the remaining approximately 65% to 70% of our manufactured products. We have in-house quality assurance teams in our facilities in Salt Lake City and Zhuhai, China and in Bataan, Philippines, the site of a large portion of our third party manufacturing, allowing for real time testing and development. Our back office functions, including supply chain management, warehousing, sourcing and finance, run on our global ERP platform supporting both brands. Our scalable global operating platform provides for separate front-end operations, which allows our individual brands to remain unique  to our customers and to retain brand ethos while benefitting from our global scale and back-end infrastructure. Additionally, we believe that we can efficiently plug new brands into the existing structure, as we did with the integration of Gregory Mountain Products. We believe the substantial investments we have made in our global operating platform provide us with sufficient capacity to accommodate our organic and strategic acquisition growth plans for the next five years.

Core Values Deeply Rooted in Organization. Our company was founded with the vision of being one with the sports we serve, absolutely indistinguishable from them. Our mission is to profitably design, manufacture, and bring to market innovative and technical products of high quality, high performance and exemplary durability that are targeted toward our primary customers – climbers, mountaineers and off-piste skiers. We define ourselves on a Five-Pillar founding construct: passion and intimacy, innovation, efficiency, value and service, and style. We are guided by our Ten Commitments, which include pursuing market leadership, maintaining a global presence, supporting specialty retailing and developing a sustainable competitive advantage. Our employees have a tight bond and shared enthusiasm for the active outdoors. The sports we collectively engage in have athleticism, adventure and commitment at their core and our team shares these qualities throughout the organization. We take pride in our efforts to support conservation, education and recreation groups that are on the frontlines of protecting and preserving the wild lands we love and depend on. These shared core values enable us to attract and retain like-minded, highly motivated employees with passion for the active outdoors.

Experienced and Incentivized Senior Management Team. Our senior management team has been involved in the operation, acquisition and integration of several successful companies. Peter Metcalf, our lead-founder,  President and Chief Executive Officer for over 22 years, boasts a lifetime of active participation in outdoor sports and a compelling track record in the outdoor/ski products industry. We are also supported by the skills and collective experience of Warren B. Kanders, our Executive Chairman, and Robert R. Schiller, our Executive Vice Chairman, who have substantial experience working together in managing operations and building public companies through strategic acquisitions and organic development, notably at Armor Holdings, Inc.  Mr. Kanders and Mr. Schiller have worked together for the past 15 years. We have assembled a proven and talented global management team led by Mr. Metcalf.  We have historically experienced very low management turnover, as our executives share a passion for outdoor recreation and an active lifestyle, and possess substantial experience in product development, marketing and merchandising. Each member of our 11-person senior management team, on average, has been with Black Diamond, Inc. (or its predecessor) for approximately 12 years, with over 129 years of collective experience. The members of our Board of Directors and our executive officers, including Messrs. Kanders, Metcalf and Schiller, are substantial stockholders of the Company and beneficially own approximately 39% of our outstanding common stock prior to this offering, which we believe aligns the interests of our Board of Directors and our executive officers with that of our stockholders.

Growth Strategy

We intend to achieve sustainable, profitable growth by expanding organically and through targeted, strategic acquisitions.  Our goal is for our brands to become the number one leading premium active outdoor gear and lifestyle brands.  We believe our growth initiatives represent an approximate $500 million sales opportunity by 2015 including:

Continue to service and grow existing retail accounts. Since our inception, we have developed strong relationships with our key retail partners through a mutual respect and admiration for the sports we serve. As the outdoor retail industry expands in terms of both sales and store count, we believe that we are well-poised to capitalize on this growth opportunity. For example, REI, our largest customer, has expanded from 77 stores in 2004 to 122 at the end of 2011. According to REI’s annual report, for the year ended December 31, 2010, REI’s revenues increased 14.0% to approximately $1.7 billion compared to 2009.

Through our various corporate initiatives, including our planned introduction of a technical apparel line, the extension of our existing product portfolios, an emphasis on brand awareness and visual merchandising and our general acquisition strategy, we plan to both grow and service our existing retail accounts as well as foster new relationships.

Introduce New Product Technologies and Expand Existing Brands Into New Categories. We believe our new product extensions present opportunities, through both technological innovation and expansion into new categories. We have a long history of technical innovation, introducing over 200 new products and growing sales at a 14% compound annual growth rate since 1989. We expect to continue this product innovation into the future and see the potential for continued double-digit growth driven by future product innovation as well as increasing participation in the active outdoor sports that we serve. For instance, Z-Poles, which can fold to one-third their size, and MagnetronTM technology, which uses the power of magnetic fields to reinvent the locking carabiner, are two examples of recently introduced innovations that we expect to drive sales growth in the near-term.

We plan to expand our business into both adjacent and complementary product categories, including outdoor technical apparel. We recently hired the director of technical apparel and gear from Patagonia to lead our apparel initiative and plan to launch our first apparel line as early as the Fall of 2013. We are in the process of building out our apparel team to develop this initiative by seeking out professionals with apparel experience in the outdoor space. We believe that apparel represents the single largest growth opportunity for our brands and that our intimate understanding of the desired fit, performance, style and aesthetics of products for the sports we serve will help us to be successful in this initiative. We have successfully expanded our product offerings and grown our sales through innovation in ski boots, gloves, trekking poles and headlamps and believe that apparel represents a logical progression for our outdoor brands.  We also believe that footwear would be another natural extension of our product offerings, and expect to enter that market in the future.

Broaden Distribution Footprint and Elevate Brand Profile. We believe there is a significant opportunity to expand our brand presence and penetration outside of the U.S. market. We believe that the European Alpine market is currently significantly larger than the U.S. market and is highly fragmented by country, with no clear leader across Europe. We have been able to gain market share by emphasizing our brands and positioning ourselves as a global company with American roots. Furthermore, we plan to bring some of our international distributors in-house, increase the number of doors we sell through and drive higher sales through our existing and new doors with our new visual merchandising initiative that showcases our products more prominently. We believe a combination of all of these initiatives can elevate our brands to a “need to have” status internationally, similar to their status in the U.S. outdoor market and provide us with broader retail opportunities.

Our presence in Asia, further solidified with the acquisition of Gregory, also represents a significant growth opportunity. Gregory’s primary business in Asia is currently in Japan, where the brand enjoys a premium position as an iconic American brand. We believe that this success in Japan is driving business in Hong Kong, China, South Korea and other key Asian markets. Additionally, through the combination with Black Diamond, GregoryTM branded products gained immediate access to the European market through Black Diamond Equipment’s legacy distribution platform. Gregory previously did not have a significant presence in Europe and we believe this will result in a substantial increase in annual sales of GregoryTM branded products in Europe in 2011 over 2010.

Pursue Selected Outdoor Acquisitions. The fragmented active outdoor industry is in part comprised of numerous, small-scale entrepreneurial brands presenting a significant opportunity for consolidation. We believe we are viewed as an acquiror of choice in the space due to our brand heritage as well as the benefits we can provide to potential targets through our global operating platform. We will target acquisitions that will enable us to gain access to new product categories, geographies and channels and increase our penetration of existing markets. We have identified a number of potential targets that include tuck-ins, brand acquisitions and strategic targets that we believe represent a sales growth opportunity of approximately $250 million by 2015. We believe our management’s experience in identifying attractive acquisition targets, our proven integration process and our global infrastructure creates a strong platform for future acquisitions.

Expand Our Operating Margins.  Our pro forma Adjusted EBITDA margins in 2010 were 8.7%, and we believe opportunities exist to increase our margins to be more in-line with our outdoor peers. see “Selected Consolidated Financial Data” for a reconciliation of pro forma Adjusted EBITDA to the most comparable GAAP financial measure.  Over the past several years, we have made significant investments in our global operating platform and we are currently investing in our apparel initiative. A primary driver of our expected margin expansion will include leveraging these investments as our sales continue to grow. Additionally, we expect to see margin expansion as we shift our sales mix to higher margin products and bring several of our distributors in-house.

Our recent acquisition of Gregory Mountain Products resulted in $1.4 million of synergies in the first nine months of 2011 as we consolidated supply, logistics, distribution and corporate functions onto one platform. We expect to realize similar types of synergies in future acquisitions and further leverage the investments we had made in our business.

Our Culture and Values

In 1991, Black Diamond Equipment relocated from Southern California to Salt Lake City, Utah. We purchased a complex of buildings at the base of the Wasatch Mountains and immediately began designing and testing our products in our new backyard. Within minutes of our front doors we have granite and limestone canyons, champagne powder, alpine peaks, frozen waterfalls and expanses of wilderness areas. Our location and its proximity to the sports we pursue allow us to challenge our imagination, inspire our vision, and provide us with an energizing environment that differentiates us, on a global basis, from most of our competitors.

We are a company of like-minded enthusiasts. Employees often ski untracked powder before arriving for a day of work, or run up one of the nearby canyons for an evening of rock climbing. Our offices bristle with the energy of shared experiences and upcoming plans for trips to sandstone towers or limestone walls. The sports we collectively engage in have athleticism, adventure and commitment at their core. These qualities create an open and encouraging atmosphere at Black Diamond to innovate and develop products that perform at a higher level, increase our comfort while we are engaged in our sports and improve the safety of our pursuits. Our products reflect the fact that we are climbers and skiers ourselves.

For 20 years we have been immersed in a high energy climbing and skiing community and a quality of life that allows us to ski and climb effortlessly. As a member of this greater community, Black Diamond has a strong commitment to protecting and preserving the recreation lands this community values so dearly as well as access to them. We strive to make our products, manufacturing processes, supply chain, facilities and marketing materials more sustainable and less impactful on the environment. We have played a leading role in continued advocacy for conservation and access causes – locally, regionally and globally. We also provide philanthropic support to grassroots conservation and access-focused nonprofit groups. Working with government agencies, landowners and advocacy groups, Black Diamond has led the way in showing that wilderness preservation and business success can be symbiotic.

We take pride in our efforts to support conservation, education and recreation groups that are on the frontlines of protecting and preserving the wild lands we love and depend on. In addition to donating material and financial assistance to regional and national causes like the American Alpine Club, Conservation Alliance, Access Fund, Utah Avalanche Center and Youth Outdoor Legacy Fund, we continue to support our climbing roots as founding members of significant climbing grants such as the Mugs Stump Award and the Copp-Dash Inspire Award.

Our Brands

Our Black Diamond® and GregoryTM brands represent the pinnacle of innovation, quality and performance to our customers in the active outdoor industry. Both have rich histories that we believe transcend age, ethnicity and geography. Both have reputations as pioneers in the industry, designers and manufacturers of gear that has changed the history of their collective sports.

Black Diamond

Founded in 1989, Black Diamond Equipment is devoted to fostering the enthusiasm and dreams necessary to design and manufacture the best climbing and skiing gear in the world. Black Diamond Equipment’s roots date back to 1957, when Chouinard Equipment Co. first manufactured rock climbing equipment. From its inspired beginning in 1957, Black Diamond Equipment has grown into a global company with operations on three continents. Since then, Black Diamond Equipment’s innovative gear designs have set the standards in numerous areas, including rock climbing, backcountry skiing, mountaineering, ice climbing and trekking. This is the result of dedication, desire and passion on the part of Black Diamond Equipment’s team of people, themselves climbers, skiers and mountaineers.

In 1992, Black Diamond Equipment responded to the needs of telemark skiers in their quest for more downhill ski control by introducing the T1, the world’s first plastic telemark ski boot in conjunction with Scarpa. Today, Black Diamond Equipment offers a full line of skis, poles and bindings for expert skiers and beginners alike. More recently, after considerable testing and extensive research, Black Diamond Equipment unveiled the AvaLung II, and later, AvaLung-equipped packs (essential tools for backcountry safety) that are designed to allow the user to breath if they are buried in snow.

Black Diamond Equipment also introduced the Turbo ExpressTM Ice Screw and CobraTM Ice Tool, which are perfectly matched to the attitudes and needs of today’s extreme ice climbs and mixed routes. For rock climbers, Black Diamond Equipment designed and built the world’s first wire-gate carabiner, the HotWireTM. Stronger, lighter, and easier to clip than previous carabiners, the HotWireTM proved that a seemingly basic design like a carabiner could be improved to meet the continuing demands of the sport.

Today, the commitment to the founding goal of Black Diamond remains as unwavering as ever. After 54 years, Black Diamond has grown to include operations in the United States, Europe and Asia. We strive to serve the spirit for all the sports we serve, and the sports’ values and goals, past, present and future. That dedication has resulted in numerous awards and accolades, including recent awards such as four Editor’s Choice Awards from Backcountry Magazine, Skier’s Choice Awards for six products in Powder Magazine, a Best in Gear Award from Men’s Journal, a Best in Show Award from Gear Junkie for Black Diamond Equipment’s Z-Pole trekking pole and from Outside Magazine for the Magnetron Carabiner.

Gregory

Founded in 1977, Gregory designs and builds backpacks for mountaineers and hikers, as well as for everyday customers seeking outdoor-inspired lifestyle bags for urban and suburban living. Gregory sets the standard in the backpacking and mountaineering industry with its reputation for durability, fit and performance. Our robust Gregory product line spans such diverse uses as trail running, mountain biking, expedition mountaineering, trekking, fastpacking, day hiking, multi-day backpacking, travel and lifestyle packs. Gregory backpacks are in use on the Appalachian Trail, the Pacific Crest Trail, mountaineering expeditions, trail runs around the globe, family car camping, airports everywhere, Europe, Asia and beyond.

Gregory was the first manufacturer to understand the benefits of building backpacks in differing frame sizes and the first to devise a scale that measured torso lengths to achieve a correct match between customer and pack size. In addition, Gregory was the first to offer a range of waist belts and shoulder harnesses in different sizes (in both men’s and women’s models). Gregory also pioneered a waist belt system that automatically adjusts to fit different hip angles, which improves load transfer into the lumbar region of the back to improve the pack’s overall comfort when carrying weight. Over fifteen years ago Gregory started developing a line of urban lifestyle packs for the market in Asia, based on the heritage of the brand and its California origins.  The introduction of these lifestyle packs extended Gregory’s customer base significantly beyond the technical product category. In addition, in Fall 2011, Gregory introduced its travel collection, which includes an innovative line of rolling luggage.

The guiding principal at Gregory remains as strong today as 34 years ago when the company first began making packs – that a properly fitted backpack leads to considerably more enjoyment for the hiker, backpacker and mountaineer to follow their pursuits. This focus and drive has resulted in numerous awards for pack design from such diverse media outlets as Backpacker Magazine, Outside Magazine, National Geographic Adventure, Popular Science, Men’s Journal, Consumers Digest and Alpinist Magazine. Responsible for many industry firsts in backpacking fit and design, the Gregory research and design team, including company founder Wayne Gregory, continues to lead the way in innovative backpack technology and performance.

Our Products

We have developed a reputation for designing, manufacturing and distributing products considered to be both innovative and dependable in their respective market niches. Our commitment to designing innovative, durable and reliable products that enhance our customers’ capabilities, comfort and safety in their outdoor endeavors will remain our hallmark and mission. In addition to function, we believe our products’ unique aesthetic appearance is another hallmark that distinguishes us in the outdoor marketplace. Our products have won numerous awards from industry magazines including Alpinist, Backpacker, Climbing, Consumers Digest, National Geographic Adventure, Men’s Journal, Outside, Popular Science, Powder, Rock & Ice, Ski and Skiing.

Our products span 27 categories and include a wide variety of technical outdoor equipment and lifestyle products for rock and ice climbers, alpinists, hikers, freeride skiers, outdoor enthusiasts and travelers, providing seasonal diversification with a balance of sales across both the fall/winter and spring/summer sports seasons. We design many of our products for extreme applications, such as high altitude mountaineering, ice and rock climbing, as well as backcountry, freeride, and alpine skiing. Generally, we divide our product offerings into the following three primary categories:

•

Climb:  Our climb line consists of technical equipment such as belay/rappel devices, bouldering products, carabiners and quickdraws, chalk, chalk bags, climbing packs, crampons, crash pads, dogbones and runners, harnesses, ice axes and piolets, ice protection and rock protection devices and various other climbing accessories.

•

Ski:  Our ski line consists of AvaLung backpacks, winter packs for skiing and snowboarding, bindings, boots, poles, skis, skins, snow gloves, snow packs, and snow safety devices.

•

Mountain:  Our mountain line consists of mountaineering backpacks for alpine expeditions, backpacks for backcountry excursions, overnight trips, and day hikes, lifestyle packs, travel luggage, bivy sacks, rain sacks, gaiters, gloves, headlamps, lights, tents, trekking poles and various other hiking and mountaineering accessories.

We also offer hydration packs for trail running and cycling, and travel and lifestyle products such as duffle bags, messenger bags, and small bags and pouches designed to carry electronics and other accessories, and a variety of Black Diamond® and GregoryTM branded apparel and accessories.

Product Design and Development

We are a company founded on innovation and believe that our success is uniquely tied to our ability to consistently introduce new product innovations.  We have a long history of technical innovation and product development, introducing over 200 new products since 1989, with over 70 patents and patents pending worldwide. In recent years, we have developed many innovative products that we believe have revolutionized the active outdoor space. For example, in 2008 we introduced a new line of freeride ski boots featuring revolutionary ski/walk performance. We have also been an innovator in trekking poles, introducing the first poles with FlickLock® technology that allow a single-handed locking mechanism and Z-Poles that can fold to one-third their size. Our innovations in lighting have re-defined the headlamp niche by taking simple components and combining them in a unique manner. The AvaLung® backpack is a unique safety device that is designed to help adventurers survive an avalanche by increasing the amount of time a person can breathe while trapped under snow. The effectiveness of the Avalung® was tested by doctors and scientists, who published their results in the Journal of the American Medical Association in 2000.

Our product design efforts are led by our Vice President of Products who works closely with our Chief Research & Development Officer and category managers in each of our product categories and with our in-house team of industrial designers and engineers. Each person involved in our product design and development process shares a passion for the active outdoor sports that we serve and strives to develop and iterate new ideas.   We regularly rotate our designers and engineers across product categories as we believe that fosters creative inspiration.  We conduct our product research and design activities at our locations in Salt Lake City, Utah and Zhuhai, China, and conduct product evaluations at our offices located near Basel, Switzerland.

Our employees’ passion and intimacy with our core outdoor activities helps foster new and innovative ideas. Our in-house research and development team engages in all stages of planning, conceptualization, design, development, commercialization and production. Our vertically integrated process allows our design team to conduct market research, brainstorm, plan product lines, and prototype and review designs before turning them over to our engineers to begin the development and production of the product. Quality assurance and control are a key component of our development process and products undergo rigorous in-house and field-testing at regular stages of the process. Our Salt Lake City headquarters, in the Wasatch Mountains, with such a vibrant user community, provides the ideal backdrop for our employees to test our new products. Additionally, the athletes who we endorse evaluate our products in the field and provide valuable feedback and suggestions to our designers. We believe this collaborative interaction helps preserve the brand image, authenticity, quality and performance.

We are typically able to bring new products from concept to market in approximately 24 to 36 months depending on the technology integration and complexity of the product.  We typically work simultaneously on product lines for the four subsequent selling seasons.

We expense research and development costs as incurred. As of September 30, 2011, we had 38 employees dedicated to research and development and have spent approximately $6.3 million in connection with research and development activities over the last three calendar years.

Customers

We market and distribute our products in approximately 50 countries, primarily through independent specialty stores and specialty chains, including premium sporting goods and outdoor recreation stores and consumer catalogs, in the United States, Canada, South America, New Zealand, Europe, Asia, Australia and Africa. Outside of North America and Europe, we also sell our products through independent global distributors into specialty retail stores. In addition, our GregoryTM branded products are sold through licensed Gregory retail stores in Tokyo, Japan, Seoul, South Korea and Taiwan.  We also sell our products directly to customers through our wholly-owned retail store in Salt Lake City, Utah and online at www.blackdiamondequipment.com.

We have long-standing relationships with our specialty retail customers and maintain our commitment to continue to sell through this channel. We have a highly diversified customer base and sell products in over 4,700 retail locations, with the bulk of our business being done through independent retailers.

Our end users include a broad range of consumers including mountain climbers, winter outdoor enthusiasts, backpackers and campers, cyclists, top endurance trail runners and outdoor-inspired consumers.  Such consumers demand high-quality, reliable and well-designed products to enhance their performance and safety in a multitude of outdoor activities in virtually any climate. We expect to leverage our user intimacy, engineering prowess and design ability to expand into related technical product categories that target the same demographic group and distribution channels.

During 2010, REI accounted for approximately 14% of our sales, while Kabushiki Kaisha A&F (“A&F (Japan)”) accounted for approximately 8% of our sales.  The loss of either of these customers could have a material adverse effect on us.

Marketing

We deploy our sales force by geographic region with a focus on providing our products to a broad spectrum of active outdoor enthusiasts, from core rock climbers and mountaineers to first-time skiers. Within each of our brands we strive to create a unique look and image for our products using enhanced in-store merchandising displays and techniques to communicate those differences to our customer.

Last year we re-strategized our siloed marketing strategy with the goal of creating a truly seamless, “consumer-centric” approach that complements our strong relationships with our specialty retail partners. As a part of this, we are currently in the process of launching our new Visual Merchandising Program, which we expect will grow Black Diamond® brand awareness globally and increase our merchandised presence at the retail level. We’re developing a five-year visual merchandising plan and vision. As part of that plan, we plan to engage a visual merchandising design firm and partner with global retailers to build well-branded and retail-appropriate branding kits and fixturing. In addition, we’re currently exploring ways to incorporate market and brand research into our sales and marketing program. As a regular part of our marketing program, we use various promotions, on both a local and global level as well as public relations campaigns to promote our brands.

For the past 20 years, we’ve established and maintained ongoing relationships with professional athletes who excel at the sports of climbing, mountaineering and skiing. These top athletes evaluate our products in the field with demanding use and under punishing conditions, providing valuable feedback and suggestions to our designers. They also promote our products at events, tradeshows and while in the field, pursuing their sports. Finally, we believe they are invaluable at establishing brand authenticity with customers.

Our online marketing campaign is designed to increase consumer demand and awareness by connecting directly with our customer base as well as potential customers through blackdiamondequipment.com and a variety of social media outlets. Our online flagship marketing vehicle is blackdiamondequipment.com, where we seek to drive brand awareness, generate buzz and excitement for our products and provide a memorable ecommerce experience for core athletes and beginners alike.

We are currently engaged in developing an email marketing program designed to increase traffic and customers to our online site and create a best-in-class experience for consumers on our website. We’re also developing social media outlets as stand-alone Black Diamond Equipment brand outposts. These outlets will engage targeted Black Diamond® brand enthusiasts with product updates, and information regarding our sponsored athletes and their upcoming plans and accomplishments and create a sense of brand community while reinforcing brand identity.

We are currently pursuing a strategy to increase our Facebook fan base through the addition of original content unique to our brand, Facebook advertising and the launch of Facebook-exclusive interactive applications and raffles. We’re striving to increase our Twitter followers by posting unique and timely content, including product updates and information as well as posts regarding our sponsored athletes and their endeavors.

Manufacturing, Sourcing, Quality Assurance and Distribution

Manufacturing

The story of Black Diamond Equipment is based on our history as a manufacturer of precisely engineered rock climbing equipment.  As we have grown in both capacity and capability, we have increased our reliance on automation but still maintain the notion of craftsmanship as a driving force for what we manufacture. We operate three manufacturing facilities. The first, located in Salt Lake City, Utah, specializes in the fabrication of highly engineered and tightly controlled components and a short-list of finished products. We have made significant investments in sophisticated, automated and custom built equipment, including cold & hot-forging, laser cutting, heat-treating, cnc turning, machine, and milling, and tool making. Our research and development and design teams are primarily situated at this facility.

The second facility, located in Zhuhai, China, specializes in finishing operations and assembly for the vast majority of products that we manufacture ourselves. This operation includes very sophisticated automated multi-station, internet accessible testing equipment and one of only a handful of clean, close-loop, automated anodizing installations in southeast China. These two facilities operate in tandem and as extensions of each other, representing a true core competency. We are expanding our Asian manufacturing operation over the next 12 to 18 months.

We also operate a third located in Calexico, California that provides “made in the USA” lifestyle product for the Gregory Mountain Products brand.  This operation employs approximately 35 people and, in addition to manufacturing product, serves as a global repair center for all Gregory Mountain Products’ technical, lifestyle and travel packs.

We manufacture approximately 30% to 35% of our products, including nearly all climbing hard goods, in our facilities in the United States and Asia. The remaining approximately 65% to 70% of our products are also manufactured to our specifications in third-party, independently owned facilities in China and the Philippines. We keep employees and agents on-site at this third-party, independently owned facilities to ensure that our products are manufactured to meet our specifications.  While we do not maintain a long-term manufacturing contract with those facilities, we believe that our long-term relationships with them will help to ensure that a sufficient supply of goods built to our specification are available in a timely manner and on satisfactory economic terms in the future.

In 2006, we established Black Diamond Sporting Equipment (ZFTZ) Co. Ltd. (“Black Diamond Asia”), a wholly-owned subsidiary of Black Diamond Equipment, in southeast China. Black Diamond Asia’s facility in southeast China is a Black Diamond Equipment-managed 100,000 sq. ft. facility that is operated and staffed by our employees. Each piece of equipment is tested to the same degree at the Black Diamond Asia facility as it is at our Salt Lake City facility. Each of those facilities rely on identical, thoroughly documented systems and procedures to ensure consistent quality and safety for every piece of gear we put our name on.  Black Diamond’s Salt Lake City and Zhuhai manufacturing and distribution facilities are ISO 9001–2008 certified by an independent certifying agency.  Both facilities are audited yearly by an independent certifying agency to ensure that Black Diamond’s quality management system meets the requirements of ISO 9001–2008 and to ensure that Black Diamond’s certified products meet the necessary certification requirements.

Sourcing

We source raw materials and components from a variety of suppliers. Our primary raw materials include aluminum, steel, nylon, corrugated cardboard for packaging, electrical components, plastic resin, urethane and various textiles, foams and fabrics. The raw materials used in the manufacture of our products are generally available from numerous suppliers in quantities sufficient to meet normal requirements.

We source packaging materials both domestically as well as from sources in Asia and Europe. We believe that all of our purchased products and materials could be readily obtained from alternative sources at comparable costs.

Quality Assurance

Quality assurance at Black Diamond has two primary functions:

•

The first is to ensure that the product that we design and develop is manufactured to meet or exceed Black Diamond’s own standards and international regulatory standards. This involves creating inspection documentation, reviewing manufacturing processes with our various vendor-partners, and inspecting finished product to assure it meets the rigorous standards required by our customers. These activities take place globally, wherever product is manufactured.

•

The second function is to provide real and meaningful input to the new product development process. Quality assurance professionals interact closely with the design team and bring knowledge and expertise to the design process, ensuring that the products we bring to market truly meet the criteria established by the category director when a new product is envisioned.

The engineering prowess of the quality assurance group (much like that of the manufacturing team) is a core competency that Black Diamond seeks to leverage across all product lines and brands that are part of Black Diamond, Inc.

Global Distribution

In addition to manufacturing in our Zhuhai facility we also run our own global distribution and quality control operations.  Having these functions located geographically close to the source of much of our product allows us to aggregate, inspect, warehouse and then distribute goods coming from an extremely diverse group of small to mid-size vendor partners.  Our distribution model allows us to ship a broad cross-section of our product line in smaller quantities to our own global distribution centers and to those of our Independent Global Distributors (IGD) more frequently and at lower transportation and logistics costs.

Information Technology Systems

Each of Black Diamond’s global locations is responsible for managing its own information technology needs within the context of a globally determined information systems strategy. Each office utilizes the Microsoft Dynamics NAV Enterprise Resource Planning platform as the primary system to manage business transactions. Additionally, the Salt Lake City and Zhuhai offices utilize NAV to manage manufacturing processes and the Accellos Warehouse Management System to streamline distribution management activities. As with most operations with global operations, we leverage a series of other software solutions (a few internally developed, but most off-the-shelf) to manage activities ranging from sales forecasting to web-based end-consumer sales to on-line wholesale dealer demand fulfillment information. Our offices are globally connected via Microsoft Exchange to assure the smooth flow of e-mail and scheduling activities.

Competition

Because of the diversity of our product offerings, we compete by niche with a variety of companies.  Our products must stand up to the high standards set by the world’s elite mountain climbers, alpine skiers and adventurers.  In the outdoor industry, quality and durability are paramount among these athletes who rely on our products to withstand some of the world’s most extreme conditions.  In addition to extreme adventurers, we believe all outdoor enthusiasts benefit from the high-quality standards of our products. We also believe our products compete favorably on the basis of product innovation, product performance, marketing support and price.

The popularity of various outdoor activities and changing design trends affect the desirability of our products. Therefore, we seek to anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, by developing new products with innovative performance features and designs, and by marketing our products in a persuasive and memorable fashion to drive consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

We compete with niche, privately-owned companies as well as a number of brands owned by large multinational companies, such as those set forth below.

•

Climb:  Our climbing products and accessories, such as belay devices, carabiners, and harnesses, compete with products from companies such as Arc’Teryx, Petzl and Mammut.

•

Ski:  Our skiing equipment and accessories, such as skis, ski bindings, poles and boots, compete with products from competitors such as Atomic, Dynafit (Salewa), Dynastar (Lange), Garmont, K2, Volkl, Marker, Nordica, Rossignol, Salomon, Scarpa and Scott.

•

Mountain:  Our mountaineering products, such as backpacks, trekking poles, headlamps and tents, compete with products from companies such as Petzl, Mammut, Deuter, Kelty, Leki, Komperdell, Marmot, Mountain Hardwear, Mountainsmith, Osprey, Dakine, Sierra Designs and The North Face.

In addition, we compete with certain of our large wholesale customers who focus on the outdoor market, such as REI, Eastern Mountain Sports, Mountain Equipment Co-op and Decathlon, which manufacture, market and distribute their own climbing, skiing and mountaineering products under their own private labels.

Intellectual Property

We believe our primary and pending word and icon trademarks worldwide, including the Black Diamond and Gregory logos, Black Diamond®, ATC®, Camalot®, Gregory™, AvaLung®, FlickLock®, Ascension™, Time is Life®, Hexentric®, Stopper® and Bibler®, create international brand recognition for our products.

We believe our brands have an established reputation for high quality, reliability and value, and, accordingly, we actively monitor and police our brands against infringement to ensure their viability and enforceability.

In addition to trademarks, we hold over 70 patents and patents pending worldwide for a wide variety of technologies across our product lines.

Our success with our proprietary products is generally derived from our “first mover” advantage in the market as well as our commitment to protecting our current and future proprietary technologies and products, which acts as a deterrent to infringement of our intellectual property rights. While we believe our patent and trademark protection policies are robust and effective, if we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. Our principal intellectual property rights include our patents and trademarks but also include products containing proprietary trade secrets.

We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. While we actively monitor our competitors to ensure that we do not compromise the intellectual property of others, we cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are in similar product niches as ours.

Properties

Activity	Location	Owned/Leased
Corporate Headquarters:	Salt Lake City, Utah	Owned

U.S. Distribution and Manufacturing Facilities:	Salt Lake City, Utah Calexico, California	Leased Leased

China Distribution and Manufacturing Facilities:	Free Trade Zone, Zhuhai City, Guangdong Providence, PR China	Leased

Europe Headquarters:	Reinach, Switzerland	Leased

Employees

As of September 30, 2011, we had 528 employees worldwide, an increase of approximately 50 employees from December 31, 2010. None of our employees are represented by unions or covered by any collective bargaining agreements. We have not experienced any work stoppages or employee-related slowdowns and believe that our relationship with employees is satisfactory.

MANAGEMENT

Set forth below are the names, ages and positions with the Company of the directors and officers of the Company as of February 15, 2012.

Name	Age	Position
Warren B. Kanders	54	Executive Chairman of the Board of Directors
Robert R. Schiller	49	Executive Vice Chairman of the Board of Directors
Peter R. Metcalf	56	President, Chief Executive Officer, and Director
Robert N. Peay	44	Chief Financial Officer, Secretary and Treasurer
Donald L. House	70	Director
Nicholas Sokolow	62	Director
Michael A. Henning	71	Director
Philip N. Duff	54	Director

Warren B. Kanders, 54, our Executive Chairman, has served as one of our directors since June 2002 and as Executive Chairman of our Board of Directors since December 2002. Since 1990, Mr. Kanders has served as the President of Kanders & Company, Inc., a private investment firm principally owned and controlled by Mr. Kanders, that makes investments in and provides consulting services to public and private entities. From January 1996 until its sale to BAE Systems plc (“BAE Systems”) on July 31, 2007, Mr. Kanders served as the Chairman of the Board of Directors, and as the Chief Executive Officer from April 2003, of Armor Holdings, Inc. (“Armor Holdings”), formerly a New York Stock Exchange-listed company and a manufacturer and supplier of military vehicles, armored vehicles and safety and survivability products and systems to the aerospace and defense, public safety, homeland security and commercial markets. Mr. Kanders received an A.B. degree in Economics from Brown University.

Robert R. Schiller, 49, has served as our Executive Vice Chairman since May 2010. Mr. Schiller served as Vice Chairman of the Board of Directors of Gregory Mountain Products (“Gregory”) from March 2008 until May 2010. From July 1996 until its sale to BAE Systems on July 31, 2007, Mr. Schiller served in a variety of capacities at Armor Holdings, including as a Director from June 2005, President from January 2004, Chief Operating Officer from April 2003, and Chief Financial Officer and Secretary from November 2000 to March 2004. Mr. Schiller graduated with a B.A. in Economics from Emory University in 1985 and received an M.B.A. from Harvard Business School in 1991.

Peter R. Metcalf, 56, has served as our President, Chief Executive Officer and director since May 2010. Mr. Metcalf served as the Chief Executive Officer and Chairman of the Board of Directors of Black Diamond Equipment since co-founding it in 1989 until the completion of the Company’s acquisition of Black Diamond Equipment in May 2010. He is a graduate of the University of Colorado, with a major in Political Science. He also earned a Certificate in Management from the Peter Drucker Center of Management.

Robert N. Peay, 44, is our Chief Financial Officer, Secretary and Treasurer. Mr. Peay had been the Chief Financial Officer of Black Diamond Equipment since 2008. Mr. Peay joined Black Diamond Equipment in 1996 where he previously served as Accounting Manager and Financial Controller. Before joining Black Diamond Equipment, Mr. Peay worked in public accounting for two years with Arthur Andersen & Co. Mr. Peay received a Master’s degree in addition to a Bachelor of Science in Accounting from the University of Utah. He has been a Certified Public Accountant since 1996.

Donald L. House, 70, has served as one of our directors since January 1993. Mr. House served as Chairman of our Board of Directors from January 1994 until December 1997 and as our President from January 1993 until December 1993. Mr. House also served as a member of the Board of Directors of Carreker Corporation from May 1998 until March 2007. Mr. House is a private investor and he serves on the board of directors of several privately-held companies. Mr. House received Bachelor and Masters of Science degrees from the Georgia Institute of Technology.

Nicholas Sokolow, 62, has served as one of our directors since June 2002. From January 1996 until its sale to BAE Systems on July 31, 2007, Mr. Sokolow served as a member of the Board of Directors of Armor Holdings. Since 2007, Mr. Sokolow has been practicing law at the firm of Lebow & Sokolow LLP. From 1994 to 2007, Mr. Sokolow was a partner at the law firm of Sokolow, Carreras & Partners. From June 1973 until October 1994, Mr. Sokolow was an associate and partner at the law firm of Coudert Brothers.  Mr. Sokolow is a graduate of the Paris Institute of Political Science, with a degree in Economy and Finances, Paris Law University and the University of Michigan Law School, from which he received a MCL degree.

Michael A. Henning, 71, has served as one of our directors since May 2010.  Mr. Henning also serves as a member of the Board of Directors of CTS Corporation since 2000, Omnicom Group Inc. since December 2002, and Landstar System, Inc. since July 2007, and has served as member of the Board of Directors of Highlands Acquisition Company from May 2007 until September 2009.  Mr. Henning retired as Deputy Chairman from Ernst & Young in 2000 after forty years with the firm and was the inaugural CEO of Ernst & Young International, serving from 1993 to 1999. From 1991 to 1993, he served as Vice Chairman of Tax Services at Ernst & Young and was also the Managing Partner of the firm’s New York office, from 1985 to 1991. Mr. Henning received a B.B.A. from St. Francis College and a Certificate from the Harvard University Advanced Management Program. Mr. Henning is a Certified Public Accountant.

Philip N. Duff, 54, has served as one of our directors since May 2010. Mr. Duff has served as the Chief Executive Officer and General Partner of Massif Partners LLP (formerly Duff Capital Advisors) since founding it in 2007. Until December 2006, Mr. Duff served as the Chief Executive Officer and Chairman of FrontPoint Partners, LLC, which he co-founded in 2000. From 1984 to 1998, Mr. Duff was employed at Morgan Stanley, where his prior positions included serving as Chief Financial Officer at Morgan Stanley Group Inc. Mr. Duff currently serves as a member of the Board of Directors of Ambac Financial Group, Photovoltaic Power Corporation and TraDove, Inc. Mr. Duff has also been a member of the Advisory Board of Westbury Partners since 2001. Mr. Duff graduated from Massachusetts Institute of Technology with an M.B.A. and from Harvard College with an A.B. in Mathematics.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of February 15, 2012 regarding the beneficial ownership of our common stock immediately prior to this offering and as adjusted to give effect to this offering by:

•

each person or group who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•

each of our named executive officers;

•

each of our directors; and

•

all of our named executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of February 15, 2012 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 21,763,484 shares of our common stock outstanding as of February 15, 2012.  Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Black Diamond, Inc., 2084 East 3900 South, Salt Lake City, UT 84124.

	Shares Beneficially Owned Prior to This Offering		Shares Purchased in This Offering	Shares Beneficially Owned After This Offering Assuming Underwriters’ Over- allotment Option Is Not Exercised (11)		Shares Beneficially Owned After This Offering Assuming Full Exercise of Underwriters’ Over- allotment Option (11)

Name	Number	Percent	Number	Number	Percent	Number	Percent

5% Stockholders:

Ashford Capital Management, Inc. P.O. Box 4172 Wilmington, DE 19807 (1)	2,107,700	9.7%	–	2,107,700	7.1%	2,107,700	6.9%

Executive Officers, and Directors

Warren B. Kanders (2)	6,668,617	29.3%	666,667	7,335,284	24.0%	7,335,284	23.1%

Robert R. Schiller (3)	1,260,829	5.8%	338,133	1,598,962	5.4%	1,598,962	5.2%

Nicholas Sokolow (4)	485,900	2.2%	66,667	552,567	*	552,567	*

Donald L. House (5)	331,249	1.5%	–	331,249	*	331,249	*

Philip N. Duff (6)	210,000	*	200,000	410,000	*	410,000	*

Peter R. Metcalf (7)	85,000	*	13,333	98,333	*	98,333	*

Michael A. Henning (8)	50,000	*	–	50,000	*	50,000	*

Robert N. Peay (9)	1,700	*	–	1,700	*	1,700	*

All directors and named executive officers as a group (8 persons) (10)	9,093,295	39.1%		10,378,095	33.4%	10,378,095	32.2%

*

Less than one percent.

(1)

Based on a Schedule 13G/A filed by Ashford Capital Management, Inc. on February 14, 2012.

(2)

Includes (i) Mr. Kanders’ options to purchase 1,021,250 shares of common stock that are presently exercisable or exercisable within 60 days of February 15, 2012; (ii) 2,419,490 shares of common stock held by Kanders GMP Holdings, LLC, of which Mr. Kanders is a majority member and a trustee of the manager, that are subject to a lock-up agreement restricting transfer that expires May 28, 2012; and (iii) 13,900 shares of common stock that Mr. Kanders may be deemed to beneficially own as UTMA custodian for his children.  Of the 6,668,617 shares of common stock included in Mr. Kanders’ beneficial ownership, 5,647,367 shares are hypothecated and/or pledged as security for loans from financial institutions; such shares will be subject to the underwriters’ lock-up agreement described elsewhere in this prospectus supplement; however, with respect to 1,073,427 of such shares, the financial institution in question has a demand loan with Mr. Kanders pursuant to which it has the right, if it foreclosed on its loan, to sell all or a portion of such 1,073,427 shares during the underwriters’ lock-up period. Excludes (i) 100,000 shares of common stock that are beneficially owned by Mr. Kanders’ spouse, as to all of which he disclaims any beneficial interest; (ii) seven-year restricted stock award granted on May 28, 2010 under the Company’s 2005 Stock Incentive Plan of which (A) 250,000 restricted shares will vest and become nonforfeitable if, on or before May 28, 2017, the closing price of the Company’s common stock shall have equaled or exceeded $10.00 per share for 20 consecutive trading days; and (B) 250,000 restricted shares will vest and become nonforfeitable if, on or before May 28, 2017, the closing price of the Company’s common stock shall have equaled or exceeded $12.00 per share for 20 consecutive trading days; and (iii) seven-year restricted stock award granted on January 17, 2011 under the Company’s 2005 Stock Incentive Plan of which 250,000 restricted shares will vest and become nonforfeitable if, on or before January 17, 2018, the closing price of the Company’s common stock shall have equaled or exceeded $14.00 per share for 20 consecutive trading days.

(3)

Includes (i) 2,000 shares of common stock (or 35,333 shares of common stock after giving effect to the shares purchased in this offering) held directly by Mr. Schiller through an IRA account; (ii) 1,256,429 shares of common stock (or 1,296,429 shares of common stock after giving effect to the shares purchased in this offering) held by Schiller Gregory Investment Company, LLC, of which Mr. Schiller is the sole manager, of which 1,256,429 shares are subject to a lock-up agreement restricting transfer that expires May 28, 2012; (iii) 1,200 shares of common stock (or 18,532 shares of common stock after giving effect to the shares purchased in this offering) that Mr. Schiller may be deemed to beneficially own as UTMA custodian for his children; (iv) 1,200 shares of common stock held by Schiller Family Foundation, Inc., of which Mr. Schiller is the President, and has the power to vote and dispose of such shares; (v) 40,000 shares of common stock after giving effect to the shares purchased in this offering held by the Robert R. Schiller Cornerstone Trust; and (vi) 207,468 shares of common stock after giving effect to the shares purchased in this offering held by the Robert R. Schiller Revocable Trust. Excludes 500 shares of common stock that are beneficially owned by Mr. Schiller’s spouse through an IRA account, as to all of which he disclaims any beneficial ownership.

(4)

Includes (i) Mr. Sokolow’s options to purchase 175,000 shares of common stock that are presently exercisable or exercisable within 60 days of February 15, 2012; and (ii) 310,900 shares of common stock (or 377,567 shares of common stock after giving effect to the shares purchased in this offering) held by ST Investors Fund, LLC, of which Mr. Sokolow is the General Manager.

(5)

Includes Mr. House’s options to purchase 245,000 shares of common stock that are presently exercisable or exercisable within 60 days of February 15, 2012.

(6)

Includes Mr. Duff’s options to purchase 40,000 shares of common stock that are presently exercisable or exercisable within 60 days of February 15, 2012.

(7)

Excludes Mr. Metcalf’s options to purchase 75,000 shares of common stock that are not presently exercisable and not exercisable within 60 days of February 15, 2012.

(8)

Includes Mr. Henning’s options to purchase 40,000 shares of common stock that are presently exercisable or exercisable within 60 days of February 15, 2012.

(9)

Excludes Mr. Peay’s options to purchase 55,000 shares of common stock that are not presently exercisable and not exercisable within 60 days of February 15, 2012.

(10)

Includes options to purchase 1,521,250 shares of common stock that are presently exercisable or exercisable within 60 days of February 15, 2012. Excludes options to purchase 130,000 shares of common stock that are not presently exercisable and not exercisable within 60 days of February 15, 2012.

(11)

All of our directors and officers have entered into lock-up agreements that restrict them from selling shares of our common stock until ninety (90) days following the date of this prospectus supplement, subject to extension under certain circumstances. See “Underwriting” for a description of the lock-up agreement and the relevant lock-up period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(In Thousands)

The transactions described in this section reflect certain relationships and related transactions arising since January 1, 2011, and changes to pre-existing relationships and related transactions since January 1, 2011.

Kanders & Company, Inc.

In September 2003, the Company and Kanders & Company, Inc. (“Kanders & Company”), an entity owned and controlled by the Company’s Executive Chairman, Warren B. Kanders, entered into a 15-year lease with a five-year renewal option, as co-tenants with Kanders & Company to lease approximately 11,500 square feet in Stamford, Connecticut.  Until May 28, 2010, the Company paid $32 a month for its 75% portion of the lease, Kanders & Company paid $11 a month for its 25% portion of the lease and rent expense was recognized on a straight-line basis. The lease provides the co-tenants with an option to terminate the lease in years eight and ten in consideration for a termination payment. In connection with the lease, the Company obtained a stand-by letter of credit in the amount of $850 to secure lease obligations for the Stamford facility and Kanders & Company reimbursed the Company for a pro rata portion of the approximately $5 annual cost of the letter of credit.  As of September 30, 2011, the stand-by letter of credit of $850 was reduced to $292.

As of September 30, 2011, the Company had a payable of $54 owed to Kanders & Company.  The amount due to Kanders & Company is included in accrued liabilities in the accompanying condensed consolidated balance sheet.  As of December 31, 2010, the Company had a payable of $147 owed to Kanders & Company.  The amount due to Kanders & Company was included in accounts payable and accrued liabilities in the accompanying condensed consolidated balance sheets.  The outstanding amount as of December 31, 2010 was paid during the three months ended March 31, 2011.

Acquisition of Gregory Mountain Products, Inc.

On May 28, 2010, the Company acquired Gregory pursuant to a certain Agreement and Plan of Merger, dated as of May 7, 2010, from each of Kanders GMP Holdings, LLC and Schiller Gregory Investment Company, LLC, as the stockholders of Gregory (the “Gregory Stockholders”).  Mr. Warren B. Kanders, the Company’s Executive Chairman and a member of its Board of Directors, is a majority member and a trustee of the manager of Kanders GMP Holdings, LLC.  The sole manager of Schiller Gregory Investment Company, LLC is Mr. Robert R. Schiller, the Company’s Executive Vice Chairman and a member of its Board of Directors.  In the acquisition of Gregory, the Company acquired all of the outstanding common stock of Gregory for an aggregate amount of approximately $44,100 (after closing adjustments of $889 relating to debt repayments, working capital and equity plan allocation), payable to the Gregory Stockholders in proportion to their respective ownership interests of Gregory as follows: (i) the issuance of 2,419 unregistered shares of the Company’s common stock to Kanders GMP Holdings, LLC and 1,256 unregistered shares of the Company’s common stock to Schiller Gregory Investment Company, LLC, and (ii) the issuance by the Company of Merger Consideration Subordinated Notes in the aggregate principal amount of $14,517 to Kanders GMP Holdings, LLC and in the aggregate principal amount of $7,539 to Schiller Gregory Investment Company, LLC.  The acquisition of Gregory was approved by a special committee comprised of independent directors of the Company’s Board of Directors.

In connection with the Company’s acquisition of Gregory, the Company entered into a registration rights agreement with each of the Gregory Stockholders, pursuant to which the Company agreed to use its commercially reasonable efforts to prepare and file with the Securities and Exchange Commission (the “SEC”), as soon as reasonably practicable, a “shelf” registration statement covering the 3,676 shares of the Company’s common stock, received by the Gregory Stockholders as part of the consideration received by them in connection with the acquisition of Gregory.  In addition, in the event that the Company files a registration statement during any period that there is not an effective registration statement covering all of the shares received by the Gregory Stockholders in the acquisition, the Gregory Stockholders shall have “piggyback” rights, subject to customary underwriter cutbacks.  On July 29, 2011, the Company filed a prospectus supplement with the SEC covering the shares of the Company’s common stock received by the Gregory stockholders and certain other officers and employees of the Company.

Acquisition of Black Diamond Equipment, Ltd.

On May 28, 2010, the Company acquired Black Diamond Equipment pursuant to a certain Agreement and Plan of Merger, dated as of May 7, 2010.  In the acquisition of Black Diamond Equipment, the Company acquired all of the outstanding common stock of Black Diamond Equipment for an aggregate amount of $85,675 (after closing adjustments of $4,335 relating to working capital), $4,500 of which was held in escrow for a one-year period as security for any working capital adjustments to the purchase price or indemnification claims under the merger agreement.  The amount held in escrow has since been released with no claims having been made.  Mr. Peter Metcalf, the Company’s President and Chief Executive Officer and a member of its Board of Directors, Mr. Robert Peay, the Company’s Chief Financial Officer, Treasurer and Secretary, and Mr. Philip N. Duff, a member of the Company’s Board of Directors, were stockholders of Black Diamond Equipment before its acquisition by the Company.  The acquisition of Black Diamond Equipment was unanimously approved by the Company’s Board of Directors.  In connection with the acquisition, 11 accredited investors who were shareholders of Black Diamond Equipment, including Messrs. Metcalf, Peay and Duff, and certain employees, purchased 484 shares of the Company’s common stock and entered into a registration rights agreement with the Company.  A shelf registration statement covering the 484 shares was declared effective by the SEC in January 2011, and on July 29, 2011, the Company filed a prospectus supplement with the SEC with respect to the 484 shares of the Company’s common stock.

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of the Company’s Board of Directors is responsible for reviewing and approving all related person transactions. Under the SEC’s rules, a related person is a director, officer, nominee for director, or 5% stockholder of the Company since the beginning of the last fiscal year and their immediate family members. In addition, under the SEC’s rules, a related person transaction is a transaction or series of transactions in which the company is a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The Board of Directors has a general practice of requiring directors interested in a transaction not to participate in deliberations or to vote upon transactions in which they have an interest, and to be sure that transactions with directors, executive officers and major stockholders are on terms that align the interests of the parties to such agreements with the interests of the stockholders.

These practices are undertaken pursuant to written policies and procedures contained in: (i) the Charter of the Audit Committee of the Company’s Board of Directors, which vests the Audit Committee with the responsibility for the Company’s compliance with legal and regulatory requirements; (ii) the Company’s Amended and Restated Corporate Governance Guidelines, which vests in the Board and its committees the specific function of ensuring processes are in place for maintaining the integrity of compliance with law and ethics, and requiring that directors recuse themselves from any discussion or decision affecting their personal, business or professional interests; and (iii) the Company’s Code of Business Conduct and Ethics, which requires compliance with applicable laws and regulations, the avoidance of conflicts of interest, and prohibits the taking of corporate opportunities for personal benefit.  In addition, as a Delaware corporation, we are subject to Section 144 of the Delaware General Corporation Law, which provides, among other things, that related party transactions involving the Company and our directors or officers need to be approved by a majority of disinterested directors or a duly authorized committee of the Board comprised of disinterested directors after disclosure of the material facts relating to the interested transaction in question.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and, to a limited extent, certain estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to non-U.S. holders in light of their particular circumstances, or to non-U.S. holders subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates or former long-term residents of the United States, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to such non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•

the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to such non-U.S. holder’s permanent establishment in the United States; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. However, no assurance can be given that we will not become a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders.  Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. IRS Guidance issued in July 2011 indicates that regulations will be enacted that will provide that withholding will only be made to payments of dividends made on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2015.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend. Copies of these information reports also may be made available under the provisions of a treaty or other agreement to the tax authorities of the country in which a non-U.S. holder resides.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The preceding discussion of material U.S. federal income and estate tax consequences is general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to the particular tax consequences to you of purchasing, holding or disposing of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any changes or proposed changes in applicable law.

SHARES ELIGIBLE FOR FUTURE SALE

We have outstanding an aggregate of 21,763,484 shares of our common stock as of February 15, 2012.  This includes 5,647,367 shares of common stock that are beneficially owned by Mr. Kanders, our Chairman of the Board, that he has hypothecated and/or pledged as security for loans from financial institutions, and that may be sold by such financial institutions in the event of a foreclosure of these loans.  The financial institution to which Mr. Kanders has pledged 2,419,490 of his shares has agreed with Mr. Kanders that, notwithstanding its rights to foreclose on the shares in the event of a default under its loan agreement, such financial institution will not sell, transfer or otherwise dispose of the shares of common stock that are beneficially owned by Mr. Kanders during the 90-day lock-up period following this offering, which may be extended under certain circumstances; and the financial institution to which Mr. Kanders has pledged 2,154,450 of his shares has agreed with Mr. Kanders that during the 90-day lock-up period following this offering, which may be extended under certain circumstances, such financial institution will hold such shares in an account that is not pledged to it to secure any outstanding loans it has with Mr. Kanders.  See “Underwriting” for a description of the lock-up agreement and the relevant lock-up period. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, including sales of the shares beneficially owned by Mr. Kanders, could adversely affect the prevailing market price of our common stock.  Upon completion of this offering, and assuming that the underwriters do not exercise their overallotment option, there will be 29,513,484 shares of our common stock outstanding. Of these shares, approximately 20,608,106 shares of common stock will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and the remaining approximately 8,905,378 shares will be subject to transfer restrictions as a result of contractual or legal restrictions on resale.  There are exceptions to these restrictions, however, and the restrictions are for a limited duration, in each case as described below.  In addition, certain shares of our common stock will also be subject to the underwriters’ lock-up described below. See “Principal Stockholders.”

Shares Eligible for Sale by Certain Employees

On July 29, 2011, pursuant to our obligations under registration rights agreements, we filed a prospectus supplement with the SEC to register 4,159,686 shares of common stock currently beneficially owned by certain employee stockholders, including Messrs. Kanders, Schiller, Metcalf and Peay. Of these, 2,419,490 shares beneficially owned by Kanders GMP Holdings, LLC and 1,256,429 shares beneficially owned by Schiller Gregory Investment Company, LLC are subject to a two-year lock-up agreement restricting the transfer of these shares until May 28, 2012.  The remaining shares, including 85,000 shares beneficially owned by Mr. Metcalf and 1,700 shares beneficially owned by Mr. Peay, may be sold or otherwise disposed of at any time, either through market transactions in accordance with the rules of the Nasdaq Global Market, ordinary brokerage transactions; privately negotiated transactions; and any other method permitted pursuant to applicable law. The shares beneficially owned by Kanders GMP Holdings, LLC and Schiller Gregory Investment Company, LLC may be resold in the same manner upon the expiration of the lock-up agreements described below.

Gregory Stockholders’ Lock-Up Agreement

In connection with our acquisition of Gregory, each of Kanders GMP Holdings, LLC and Schiller Gregory Investment Company, LLC delivered a lock-up agreement to us.  Kanders GMP Holdings, LLC holds 2,419,490 shares of our common stock, and Schiller Gregory Investment Company, LLC holds 1,256,429 shares of our common stock. Under the terms of the lock-up agreement, except for transfers to immediate family members, for a period of two years from May 28, 2010, the date on which we acquired Gregory, these stockholders may not offer for sale, sell, pledge, transfer, negotiate, assign or otherwise create any interest in or otherwise dispose of the Company shares received as consideration in the Gregory acquisition except that they are permitted to hypothecate, pledge or otherwise grant a security interest in such shares.  Under certain circumstances, the lock-up period shall be extended with respect to these shares until indemnification claims made pursuant to the merger agreement governing the Gregory acquisition are resolved.

Benefits Plans

As of September 30, 2011, we have reserved 4,909,244 shares of our common stock for issuance to our employees under the Company’s 2005 Stock Incentive Plan.  Such shares have been registered pursuant to a Registration Statement on Form S-8, filed with the SEC on August 19, 2005, and can be sold in the public market upon issuance.

Lock-Up Agreements

We and the holders of approximately 30% of our shares outstanding, including our directors and executive officers, among others, have agreed that, for a period of 90 days following the date of this prospectus supplement, we and they will not, without the prior written consent of Piper Jaffray & Co., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable for our common stock, enter into any right with respect to the registration of such securities; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such securities,  subject to certain exceptions, including (i) a possible sale by a financial institution of 1,073,427 shares beneficially owned by Mr. Kanders, our Chairman of the Board, and pledged by him as collateral in the event of a foreclosure under the terms of the demand loan that is outstanding, as described elsewhere in this prospectus supplement and (ii) a sale by us of common stock, or securities convertible or exchangeable into common stock, in connection with any acquisition of a business, provided that each recipient agrees to be bound by the lock-up agreement.  This 90 day period may be extended under certain circumstances.  See “Underwriting;” “Principal Stockholders.”

UNDERWRITING

Piper Jaffray & Co. is acting as representative of each of the underwriters named below.  Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Piper Jaffray & Co.	7,450,000
Wm Smith & Co.	300,000
Total	7,750,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.  If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions.  The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.225 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.  The information assumes either no exercise or full exercise by the underwriters of their overallotment option.  At our request, the underwriters will reserve for sale by us at the public offering price 1,333,333 shares of our common stock to be offered to our officers, directors and employees as Reserved Shares.  The underwriters will receive no discount in respect of the Reserved Shares.

	Per Share	Without Option	With Option
Public offering price	$7.50	$58,125,000	$66,843,750
Underwriting discount (1)	$0.45	$2,887,500	$3,410,625
Proceeds, before expenses, to Black Diamond, Inc. (1)	$7.05	$55,237,500	$63,433,125

(1)    The total underwriting discount and commissions reflect that the underwriters will receive no discount in respect of 1,333,333 Reserved Shares, and the total proceeds to Black Diamond have been correspondingly increased.

The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,162,500 additional shares at the public offering price, less the underwriting discount.  The underwriters may exercise this option solely to cover overallotments.  If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

We, our executive officers and directors have agreed, as described elsewhere in this prospectus supplement, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Piper Jaffray & Co., with certain limited exceptions, including (i) a possible sale by a financial institution of 1,073,427 shares beneficially owned by Mr. Kanders, our Chairman of the Board, and pledged by him as collateral in the event of a foreclosure under the terms of the demand loan that is outstanding, and (ii) a sale by us of common stock, or securities convertible or exchangeable into common stock, in connection with any acquisition of a business, provided that each recipient agrees to be bound by the lock-up agreement.  Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•

offer, pledge, sell or contract to sell any common stock;

•

sell any option or contract to purchase any common stock;

•

purchase any option or contract to sell any common stock;

•

grant any option, right or warrant for the sale of any common stock;

•

lend or otherwise dispose of or transfer any common stock;

•

request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in case or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock.  It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.  In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Market Listing

The shares are listed on the Nasdaq Global Market under the symbol “BDE.”

Price Stabilization and Short Positions

Until the distribution of shares is completed, rules of the Commission may limit underwriters and selling group members from bidding for and purchasing our common stock.  However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market.  These transactions may include making short sales, purchases in the open market to cover positions created by short sales and stabilizing transactions.  Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option referred to above. The underwriters may close out any covered short position either by exercising their overallotment option or purchasing shares in the open market.  In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option.  The underwriters must close out any naked short position by purchasing shares in the open market.  A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.  Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock.  As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution.  A passive market maker must display its bid at a price not in excess of the highest independent bid of that security.  However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.  Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions.  The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates.  They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.

to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.

in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale.  In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.  Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons.  In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Black Diamond, Inc. (formerly, Clarus Corporation) as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Black Diamond Equipment, Ltd. for the period from July 1, 2009 to May 28, 2010, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Black Diamond Equipment, Ltd. as of June 30, 2009 and for the years ended June 30, 2009 and 2008, incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Black Diamond, Inc. (formerly, Clarus Corporation), filed with the Commission on March 15, 2011, have been so incorporated in reliance on the report of Tanner LLC (formerly, Tanner LC), independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission.  Such reports, proxy statements and other information filed by us can be inspected and copied at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically.  The address of such site is http://www.sec.gov.  Please call 1-800-SEC-0330 for further information on the operation of the Commission’s Public Reference Room.

Our common stock is listed on the Nasdaq Global Market under the symbol “BDE.”

This prospectus supplement omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus supplement is a part.  For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith.  Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement.  The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus supplement by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus supplement, except for any information superseded by information contained in this prospectus supplement or filed later by us with the Commission. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the Commission, other than any portion of any such filing that is furnished under the applicable Commission rules, which documents contain important information about us and our common stock:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Commission on March 15, 2011;

•

Our Current Report on Form 8-K, filed with the Commission on January 24, 2011;

•

Our Current Report on Form 8-K, filed with the Commission on March 18, 2011;

•

Our definitive proxy statement filed with the Commission on April  29, 2011;

•

Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the Commission on May 10, 2011;

•

Our Current Report on Form 8-K, filed with the Commission on June 13, 2011;

•

Our Current Report on Form 8-K, filed with the Commission on July 29, 2011;

•

Our Current Report on Form 8-K, filed with the Commission on August 8, 2011 (incorporated by reference herein solely with respect to “Item 8.01 – Other Events”);

•

Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Commission on August 9, 2011;

•

Our Current Report on Form 8-K, filed with the Commission on September 2, 2011;

•

Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Commission on November 1, 2011; and

•

The description of our common stock, $0.0001 par value, contained in our Registration Statement on Form 8-A filed on June 9, 2010 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, (i) subsequent to the date of this prospectus supplement and (ii) until we have sold all of the shares of common stock to which this prospectus supplement relates or the offering is otherwise terminated, are incorporated by reference in this prospectus supplement, other than any portion of any such filing that is furnished under the applicable Commission rules, and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Any information incorporated by reference herein is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to us at 2084 East 3900 South, Salt Lake City, Utah 84124, Attention: Secretary, or call (801) 278-5552.

PROSPECTUS

BLACK DIAMOND, INC.

$250,000,000

Common Stock

Preferred Stock

Debt Securities

Guarantees of Debt Securities

We may offer, issue and sell, from time to time, in one or more offerings and series, together or separately, shares of our common stock, shares of our preferred stock, debt securities or guarantees of debt securities up to an aggregate amount of $250,000,000.

In addition, selling stockholders may offer and resell from time to time up to 4,159,686 shares of our common stock, of which 3,675,919 shares are subject to a lock-up agreement expiring May 28, 2012.

This prospectus provides a general description of these securities that we may offer and the general manner in which we will offer them.  Each time any of our securities is offered using this prospectus, we and/or our selling stockholders will provide a prospectus supplement and attach it to this prospectus.  The applicable prospectus supplement will contain more specific information about the offering. The applicable prospectus supplement may also add, update or change the information in this prospectus and will also describe the specific manner in which we will offer the common stock.

This prospectus may not be used to offer or sell securities without a prospectus supplement which includes a description of the method and terms of the offering.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

We and/or certain selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis.  The names of any underwriters, dealers or agents will be included in a prospectus supplement. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.  We will not receive any proceeds of any sale of our common stock by any selling stockholder.  The applicable prospectus supplement will provide the specific terms of the plan of distribution.

Our common stock is listed on the Nasdaq Global Market under the symbol “BDE.”

Investing in our securities involves risks.  Please refer to the “Risk Factors” section contained in any applicable prospectus supplement and in the documents we incorporate by reference for a description of the risks you should consider when evaluating this investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is February 1, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the Commission, under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process.  Under this shelf registration process, we may, from time to time, offer and/or sell, in one or more offerings and series, together or separately, shares of our common stock, preferred stock or convertible preferred stock, debt securities or guarantees of debt securities up to an aggregate amount of $250,000,000.  In addition, under this shelf process, the selling stockholders named in this prospectus or a prospectus supplement may sell from time to time up to 4,159,686 shares of our common stock.  This prospectus only provides you with a general description of the securities that we may offer.  Each time we offer and sell our securities, we will provide a prospectus supplement and attach it to this prospectus.  The prospectus supplement will contain more specific information about the terms of the securities and the offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement.  Before purchasing any of our securities, you should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained in this prospectus or any prospectus supplement and those documents incorporated by reference in this prospectus or any prospectus supplement.  We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement.  If anyone provides you with different or additional information you should not rely on it.  This prospectus may only be used where it is legal to sell these securities.  This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited.  The information in this prospectus, any prospectus supplement or any document incorporated herein or therein by reference is accurate as of the date contained on the cover of such documents.  Neither the delivery of this prospectus or any prospectus supplement, nor any sale made under this prospectus or any prospectus supplement will, under any circumstances, imply that the information in this prospectus or any prospectus supplement is correct as of any date after the date of this prospectus or any such prospectus supplement.

References in this prospectus to: (i) “Black Diamond,” “Company,” “we,” “our,” and “us,” refer to Black Diamond, Inc. (formerly, Clarus Corporation); (ii) “Black Diamond Equipment”  refers to Black Diamond Equipment, Ltd.; and (iii) “Gregory Mountain Products” and  “Gregory” refer to Gregory Mountain Products, LLC.

i

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus, any prospectus supplement, and the documents incorporated by reference herein and therein, as well as other written or oral statements by us or our authorized officers on our behalf, may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Black Diamond may use words such as “anticipates,” “believes,” “plans,” “expects,” “intends,” “future,” and similar expressions to identify forward-looking statements.  These forward-looking statements involve a number of risks, uncertainties and assumptions which are difficult to predict. Black Diamond cautions you that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the Company’s acquisitions of Black Diamond Equipment and Gregory, including future financial and operating results that may be realized from the acquisitions; (ii) statements of plans, objectives and expectations of the Company or its management or Board of Directors; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to: (i) our ability to successfully integrate Black Diamond Equipment and Gregory; (ii) our ability to realize financial or operating results as expected; (iii) material differences in the actual financial results of the mergers compared with expectations, including the impact of the mergers on the Company’s future earnings per share; (iv) economic conditions and the impact they may have on Black Diamond Equipment and Gregory and their respective customers or demand for products; (v) our ability to implement our acquisition growth strategy or obtain financing  to support such strategy; (vi) the loss of any member of our senior management or certain other key executives; (vii) our ability to utilize our net operating loss carry forward; and (viii) our ability to adequately protect our intellectual property rights.  All forward-looking statements included in this prospectus are based upon information available to Black Diamond as of the date of this prospectus, and speak only as the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

You should also read carefully the factors described or referred to in the “Risk Factors” section of this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein, to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. Any forward-looking statements that we make in this prospectus or any prospectus supplement, as well as other written or oral statements by us or our authorized officers on our behalf, speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

ii

THE COMPANY

Overview

Black Diamond is a leading provider of outdoor recreation equipment and lifestyle products. The Company’s principal brands are Black Diamond™ and Gregory Mountain Products®. The Company develops, manufactures and distributes a broad range of products including:  rock-climbing equipment (such as carabiners, protection devices, harnesses, belay and devices, helmets, ice-climbing gear), technical backpacks and high-end day packs, tents, trekking poles, headlamps and laterns, gloves and mittens, skis, ski bindings, ski boots, ski skins and avalanche safety equipment. Headquartered in Salt Lake City, Utah, the Company has more than 475 employees worldwide, with ISO 9001 manufacturing facilities both in Salt Lake City and Southeast China as well as a sewing plant in Calexico, California, distribution centers in Utah and Southeast China,  a marketing office in Yokohama, Japan, and a fully owned sales, marketing and distribution operation for Europe, located near Basel, Switzerland.

Operating History

Since the 2002 sale of our e-commerce solutions business, we have engaged in a strategy of seeking to enhance stockholder value by pursuing opportunities to redeploy our assets through an acquisition of, or merger with, an operating business or businesses that would serve as a platform company.  On May 28, 2010, we acquired Black Diamond Equipment and Gregory.  Because the Company had no operations at the time of our acquisition of Black Diamond Equipment, Black Diamond Equipment is considered to be our predecessor company for financial reporting purposes.  The predecessor company does not include Gregory.

Market Overview

Our primary target customers are outdoor-oriented consumers who understand the importance of an active, healthy lifestyle.  The users of our products are made up of a wide range of outdoor athletes and enthusiasts, including rock, ice and mountain climbers, skiers, backpackers and campers, endurance trail runners, and outdoor-inspired consumers.  We believe we have a strong reputation for style, quality, design, and durability in each of our core product lines that address the needs of rock and ice climbers, alpinists, canyoneers, peak baggers, backcountry and freeride skiers, day hikers and backpackers.

As the variety of outdoor sports activities continue to grow and proliferate and existing outdoor sports evolve and become ever more specialized, we believe other outdoor sports and athletic equipment companies are failing to address the unique aesthetics, fit and technical and performance needs of athletes and enthusiasts involved in such specialized activities.  We believe we have been able to help address this void in the marketplace by leveraging our user intimacy and improving on our existing product lines, by expanding our product offerings into new niche categories, and by incorporating innovative industrial design and engineering, along with comfort and functionality into our products. Although we were founded to address the needs of core rock and ice climbers, backcountry skiers, and alpinists, we are also successfully designing products for more casual outdoor enthusiasts who also appreciate the technical rigor and premium quality of our products. We believe the credibility and authenticity of our brands expands our potential market beyond committed outdoor athletes to those outdoor generalist consumers who desire to lead active, healthy, and balanced lives.

We are incorporated in Delaware, and the address of our executive corporate headquarters is located at 2084 East 3900 South, Salt Lake City, Utah 84124, and our telephone number is (801) 278-5552.

RISK FACTORS

Investing in our securities involves risk. Please carefully consider the risk factors described in our periodic and current reports filed with the Commission, which are incorporated by reference in this prospectus, as well as any risks that may be set forth in the prospectus supplement relating to a specific security. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations.

USE OF PROCEEDS

The use of proceeds from the sale of our securities will be specified in the applicable prospectus supplement.

Unless stated otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities described in this prospectus for general corporate purposes, including, without limitation, the strategic development and growth of the Company’s business, both organically and through acquisition.

When a particular series of securities is offered, the accompanying prospectus supplement will set forth our intended use for the net proceeds received from the sale of those securities. Pending application for specific purposes, the net proceeds may be invested in marketable securities.

We will not receive any proceeds from any sales of common stock by selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following tables set forth the ratio of earnings to fixed charges for the Company and its predecessor, Black Diamond Equipment, for the periods indicated.

The Company

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Ratio or Earnings to Fixed Charges	(1)	(1)	(1)	4.9	(1)	(1)

(1)   Due to losses during the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008, 2006 and 2005, the ratio of earnings to fixed charges for those periods was less than 1.00. The deficiency of earnings to total fixed charges was approximately $18.1 million, $4.9 million, $2.4 million, $1.3 million and $1.3 million, respectively, for those periods.

Predecessor (Black Diamond Equipment)

	Five Months Ended May 28,	Year Ended June 30,
	2010	2009	2008	2007	2006	2005
Ratio or Earnings to Fixed Charges	15.7	4.4	4.2	4.4	5.8	8.0

The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating this ratio, earnings before fixed charges consist of earnings from continuing operations before income taxes, extraordinary items and cumulative effects of changes in accounting principles, plus fixed charges. Fixed charges consist of interest expense (including amortization of debt expense and discount or premium relating to any indebtedness), preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and that portion of rental expense representative of the interest factor.

During the periods described in the foregoing tables, neither the Company nor its predecessor, Black Diamond Equipment, Ltd., had any shares of preferred stock outstanding, and consequently, the respective ratios of earnings to preferred stock dividends were identical to the ratios of earnings to fixed charges during such periods.

DESCRIPTION OF COMMON STOCK

The following description of our common stock does not purport to be complete and is subject in all respects to applicable Delaware law and qualified by reference to the provisions of our Amended and Restated Certificate of Incorporation, as amended, Amended and Restated Bylaws, as amended, and Rights Agreement.  Copies of our Amended and Restated Certificate of Incorporation, as amended, Amended and Restated Bylaws, as amended, and Rights Agreement are incorporated by reference and will be sent to stockholders upon request.  See “Where Can You Find More Information.”

Authorized Common Stock

We have authorized 100,000,000 shares of our common stock, par value $0.0001 per share.  As of November 4, 2010, there were 21,738,484 shares of our common stock outstanding.

Voting Rights, Dividend Rights, Liquidation Rights and Other Rights

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors of the Company (the “Board”) out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock of the Company. Upon the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock of the Company. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

Acquisition Restrictions

To help ensure the preservation of its net operating loss carryforwards (“NOLs”), the Company’s Amended and Restated Certificate of Incorporation, as amended, generally restricts any person from attempting to purchase or acquire (any such purchase or acquisition being an “Acquisition”), any direct or indirect interest in Black Diamond’s capital stock (or options, warrants or other rights to acquire Black Diamond’s capital stock, or securities convertible or exchangeable into Black Diamond’s capital stock), if such Acquisition would affect the percentage of Black Diamond’s capital stock owned by a 5% stockholder (the “Acquisition Restrictions” and any person attempting such an Acquisition, being referred to as a “Restricted Holder”). For purposes of determining the existence and identity of, and the amount of capital stock owned by, any 5% stockholder or Restricted Holders, Black Diamond is entitled to rely conclusively on (a) the existence and absence of filings of Schedules 13D and 13G (or any similar schedules) as of any date and (b) its actual knowledge of the ownership of its capital stock. The Company’s Amended and Restated Certificate of Incorporation, as amended, further provides that a Restricted Holder will be required, prior to the date of any proposed Acquisition, to request in writing (a “Request”) that the Board review the proposed Acquisition and authorize or not authorize such proposed Acquisition. If a Restricted Holder seeks to effect an Acquisition, then at the next regularly scheduled meeting of the Board (which are generally held once during each calendar quarter) following the tenth business day after receipt by the Secretary of the Company of a Request, the Board will be required to determine whether to authorize the proposed Acquisition described in the Request. Any determination made by the Board as whether to authorize a proposed Acquisition will be made in the sole discretion and judgment of the Board. The Board shall promptly inform a Restricted Holder making the Request of such determination. Additionally, any Restricted Holder who makes such a Request shall reimburse Black Diamond, on demand, for all reasonable costs and expenses incurred by Black Diamond with respect to any proposed Acquisition, which may be material in relation to the Acquisition and will include the fees and expenses of any attorneys, accountants or other advisors retained by Black Diamond in connection with such determination.

The Company’s Amended and Restated Certificate of Incorporation, as amended, provides that any person who knowingly violates the Acquisition Restrictions or any persons in the same control group with such person shall be jointly and severally liable to Black Diamond for, and shall indemnify and hold Black Diamond harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in or elimination of the ability of Black Diamond to use its NOLs.

All certificates representing newly issued shares of the Company’s capital stock or shares voted in favor of the Acquisition Restrictions and subsequently submitted for transfer, must bear the following legend:

“The Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) of the Corporation contains restrictions prohibiting the purchase or acquisition (collectively, the “Acquisition”) of any capital stock without the authorization of the Board of Directors of the Corporation (the “Board of Directors”), if such Acquisition affects the percentage of capital stock that is treated as owned by a five percent shareholder (within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder), and such Acquisition would, in the sole discretion and judgment of the Board of Directors, jeopardize the Corporation’s preservation of its U.S. federal income tax attributes pursuant to Section 382 of the Code and is not otherwise in the best interests of the Corporation and its stockholders. The Corporation will furnish without charge to the holder of record of this certificate a copy of the Certificate of Incorporation, containing the above-referenced restrictions on acquisitions of stock, upon written request to the Corporation at its principal place of business.”

The Board has the discretion to approve an Acquisition of stock that would otherwise violate the Acquisition Restrictions in circumstances where it determines that such Acquisition is in the best interests of the Company and its stockholders. In determining whether or not to permit an Acquisition which may result in violation of the Acquisition Restrictions, the Board may consider factors it deems relevant including the likelihood that the Acquisition would result in an ownership change to occur that would limit the Company’s use of its NOLs. In addition, the Board is authorized to eliminate the Acquisition Restrictions, modify the applicable allowable percentage ownership interest or modify any of the terms and conditions of the Acquisition Restrictions provided that the Board concludes in writing that such change is reasonably necessary or advisable to preserve the Company’s NOLs or that the continuation of the affected terms and conditions of the Acquisition Restrictions is no longer reasonably necessary for such purpose.

The Acquisition Restrictions may have anti-takeover effects because they will restrict the ability of a person or entity or group thereof from accumulating an aggregate of 5% or more of the Company’s capital stock and the ability of persons, entities or groups now owning 5% or more of the Company’s capital stock from acquiring additional stock. Although the Acquisition Restrictions are designed as a protective measure to preserve and protect the Company’s NOLs, the Acquisition Restrictions may have the effect of impeding or discouraging a merger, tender offer or proxy contest, even if such a transaction may be favorable to the interests of some or all of the Company’s stockholders. This might prevent stockholders from realizing an opportunity to sell all or a portion of their shares of common stock at higher than market prices. In addition, the Acquisition Restrictions may delay the assumption of control by a holder of a large block of capital stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of the Company’s stockholders.

The foregoing description of the Acquisition Restrictions does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended, which is incorporated herein by reference.

Preferred Share Purchase Rights

On February 12, 2008, Black Diamond entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company that provides for the terms of a rights plan including a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The dividend is payable to Black Diamond’s stockholders of record as of the close of business on February 12, 2008 (the “Record Date”).

The Board adopted the Rights Agreement to protect the Company’s ability to carry forward its NOLs, which the Company believes are a substantial asset. The Rights Agreement is designed to assist in limiting the number of 5% or more owners and thus reduce the risk of a possible “change of ownership” under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Any such “change of ownership” under these rules would limit or eliminate the ability of the Company to use its existing NOLs for federal income tax purposes. However, there is no guaranty that the objective of preserving the value of the NOLs will be achieved. There is a possibility that certain stock transactions may be completed by stockholders or prospective stockholders that could trigger a “change of ownership,” and there are other limitations on the use of NOLs set forth in the Code.

The Rights Agreement imposes a significant penalty upon any person or group that acquires 4.9% or more (but less than 50%) of Black Diamond’s then-outstanding common stock without the prior approval of the Board. Stockholders who own 4.9% or more of Black Diamond’s then-outstanding common stock as of the close of business on the Record Date, will not trigger the Rights Agreement so long as they do not increase their ownership of common stock. Moreover, the Board may exempt any person or group that owns 4.9% or more. A person or group that acquires a percentage of common stock in excess of the applicable threshold but less than 50% of Black Diamond’s then-outstanding common stock is called an “Acquiring Person.” Any Rights held by an Acquiring Person are void and may not be exercised.

The Board authorized the issuance of one Right per each share of common stock outstanding on the Record Date. If the Rights become exercisable, each Right would allow its holder to purchase from Black Diamond one one-hundredth of a share of Black Diamond’s Series A Junior Participating Preferred Stock, par value $0.0001 (the “Series A Preferred Stock”), for a purchase price of $12.00. Each fractional share of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as one share of common stock. Prior to exercise, however, a Right will not give its holder any dividend, voting or liquidation rights.

The Rights will not be exercisable until 10 days after a public announcement by Black Diamond that a person or group has become an Acquiring Person. Until the date that the Rights become exercisable (the “Distribution Date”), Black Diamond’s common stock certificates will evidence the Rights and will contain a notation to that effect. Any transfer of shares of common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights will be separated from the common stock and be evidenced by a rights certificate, which Black Diamond will mail to all holders of the rights that are not void.

If a person or group becomes an Acquiring Person after the Distribution Date or already is an Acquiring Person and acquires more shares after the Distribution Date, all holders of Rights, except the Acquiring Person, may exercise their rights to purchase shares of Black Diamond’s common stock with a market value of two times the purchase price (or other securities or assets as determined by the Board) upon payment of the purchase price (a “Flip-In Event”). After the Distribution Date, if a Flip-In Event has already occurred and Black Diamond is acquired in a merger or similar transaction, all holders of the Rights except the Acquiring Person may exercise their Rights upon payment of the purchase price to purchase shares of the acquiring corporation with a market value of two times the purchase price of the Rights (a “Flip-Over Event”). Rights may be exercised to purchase shares of Black Diamond’s Series A Preferred Stock only after the occurrence of the Distribution Date and prior to the occurrence of a Flip-In Event as described above. A Distribution Date resulting from any occurrence described above would necessarily follow the occurrence of a Flip-In Event, in which case the Rights could be exercised to purchase shares of common stock or other securities as described above.

The Rights will expire at such time the Board determines that the NOLs are fully utilized or no longer available under Section 382 of the Code or the Rights are earlier redeemed or exchanged by the Company as described below. The Board may redeem all (but not less than all) of the Rights for a redemption price of $0.0001 per Right at any time prior to the later of the Distribution Date and the date of the first public announcement or disclosure by Black Diamond that a person or group has become an Acquiring Person. Once the Rights are redeemed, the right to exercise the Rights will terminate, and the only right of the holders of the Rights will be to receive the redemption price. The redemption price will be adjusted if Black Diamond declares a stock split or issues a stock dividend on its common stock. After the later of the Distribution Date and the date of the first public announcement by Black Diamond that a person or group has become an Acquiring Person, but before an Acquiring Person owns 50% or more of Black Diamond’s outstanding common stock, the Board may exchange each Right (other than the Rights that have become void) for one share of common stock or an equivalent security.

The Board may adjust the purchase price of the Series A Preferred Stock, the number of shares of the Series A Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or common stock. No adjustments to the purchase price of less than 1% will be made.

Before the time the Rights cease to be redeemable, the Board may amend or supplement the Rights Agreement without the consent of the holders of the Rights, except that no amendment may decrease the redemption price below $0.0001 per right. At any time thereafter, the Board may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder and do not result in the Rights becoming redeemable.

The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

DESCRIPTION OF PREFERRED STOCK

The following is a description of certain general terms and provisions of our preferred stock.  The particular terms of any series of preferred stock offered by us will be described in a prospectus supplement relating to such offering.  The following description of our preferred stock does not purport to be complete and is subject in all respects to applicable Delaware law and qualified by reference to the provisions of our restated certificate of incorporation, as amended, bylaws and the certificate of designation relating to each series of our preferred stock, which will be filed with the Securities and Exchange Commission at or prior to the time of issuance of such series of preferred stock.

Our Amended and Restated Certificate of Incorporation, as amended, authorizes our Board to issue, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series, having a par value of $0.0001 per share, 1,000,000 of which have been designated as Series A Junior Participating Preferred Stock, par value $0.0001.  See “Description of Common Stock – Preferred Share Purchase Rights.”  As of the date of this prospectus, no shares of our preferred stock were outstanding.

Our Board is authorized to fix the designation and relative rights for each series of preferred stock, and the applicable prospectus supplement will set forth with respect to such series, the following information:

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any dividend rights;

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any stated redemption and liquidation values or preference per share;

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any sinking fund provisions;

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any conversion or exchange provisions;

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any participation rights;

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any voting rights; and

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the terms of any other preferences, limitations and restrictions, as are stated in the resolutions adopted by our Board and as are permitted by the Delaware General Corporation Law.

The transfer agent and registrar for each series of preferred stock will be described in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The debt securities may be senior debt securities or subordinated debt securities.  The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.”  The form of indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.  We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered.  The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the debt securities and the indenture are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indenture (and any amendments or supplements we may enter into from time to time which are permitted under such indenture) and the debt securities, including the definitions therein of certain terms.

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct unsecured obligations.  The indenture does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount.  Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance.  Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the indenture.

DESCRIPTION OF GUARANTEES OF THE DEBT SECURITIES

If specified in the applicable prospectus supplement, certain of our subsidiaries will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.  Any guarantees will be joint and several and full and unconditional obligations of the guarantors.  The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the Commission which are incorporated by reference into this prospectus. Of the 4,159,686 shares of Black Diamond Common Stock to be registered for resale by the selling stockholders, 3,675,919 shares are subject to a lock-up agreement expiring May 28, 2012.

PLAN OF DISTRIBUTION

We and any selling stockholder may sell securities in any of three ways (or in any combination) from time to time:

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through underwriters or dealers;

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directly to a limited number of purchasers or to a single purchaser; or

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through agents.

The applicable prospectus supplement will set forth the terms of the offering of such securities, including:

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the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them; and

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the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and any selling stockholder may effect the distribution of the securities from time to time in one or more transactions either:

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at a fixed price or at prices that may be changed;

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at market prices prevailing at the time of sale;

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at prices relating to such prevailing market prices; or

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at negotiated prices.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent.  The underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any option to purchase additional securities).

Any selling stockholders may also resell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the securities are covered by the registration statement of which this prospectus forms a part.

We and any selling stockholder may sell the securities through agents from time to time.  The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them.  Generally, any agent will be acting on a best efforts basis for the period of its appointment.  In addition, we or any selling stockholder may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement.  If so, a third party may use securities borrowed from us or others to settle such sales and may use securities received from us, any selling stockholder or others to settle those sales to close out any related short positions.  The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).  We and any selling stockholder may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement. We may also sell the securities directly, in which event, no underwriters or agents will be involved.

Any selling stockholders, underwriters, broker-dealers and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act.  Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act.  Additionally, because selling stockholders may be deemed to be ”underwriters” within the meaning of Section 2(11) of the Securities Act, selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

Agents, underwriters and dealers may be entitled under relevant agreements with us or any selling stockholder to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.  The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement.  We may pay any or all expenses incurred with respect to the registration of the shares of common stock owned by any selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or any selling stockholder.  Underwriters, broker-dealers or agents may also receive compensation from the purchasers of securities for whom they act as agents or to whom they sell as principals, or both.  Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving securities.  In effecting sales, broker-dealers engaged by us or any selling stockholder may arrange for other broker-dealers to participate in the resales. Maximum compensation to any underwriters, dealers or agents will not exceed any applicable FINRA limitations.

Underwriters or agents may purchase and sell the securities in the open market.  These transactions may include over-allotments, stabilizing transactions, syndicate covering transactions and penalty bids.  Over-allotments involves sales in excess of the offering size, which creates a short position.  Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum.  Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with an offering.  The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the securities in stabilizing or covering transactions.  These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market.  These activities, if begun, may be discontinued at any time.  These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business.

The specific terms of any lock-up provisions in respect of any given offering of common stock will be described in the applicable prospectus supplement.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement for such securities.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the Commission’s Public Reference Room located at 100 F Street, N.E. Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the Commission’s Public Reference Room.

Our common stock is listed on the Nasdaq Global Market under the symbol “BDE.”

This prospectus omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus is a part. For further information with respect to us and our securities, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. Each such statement is qualified in its entirety by such reference. The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the Commission. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission, other than any portion of any such filing that is furnished under the applicable Commission rules, which documents contain important information about us and our common stock:

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our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 15, 2010;

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Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, filed with the Commission on April 23, 2010;

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Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, filed with the Commission on January 10, 2011.

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our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the Commission on May 10, 2010;

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our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, filed with the Commission on August 9, 2010;

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our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, filed with the Commission on November 9, 2010;

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our Current Report on Form 8-K, filed with the Commission on May 10, 2010 (SEC Accession No. 0001144204-10-025809);

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our Current Report on Form 8-K, filed with the Commission on June 1, 2010;

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our Current Report on Form 8-K, filed with the Commission on June 4, 2010;

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our Current Report on Form 8-K, filed with the Commission on June 9, 2010;

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our Current Report on Form 8-K, filed with the Commission on September 7, 2010;

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our Current Report on Form 8-K, filed with the Commission on January 24, 2011.

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the description of our common stock, $0.0001 par value, contained in our Registration Statement on Form 8-A filed on June 9, 2010 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

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our definitive proxy statement filed with the Commission on June 29, 2010.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus are incorporated by reference in this prospectus, other than any portion of any such filing that is furnished under the applicable Commission rules, and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any information incorporated by reference herein is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to us at 2084 East 3900 South, Salt Lake City, Utah 84124, Attention: Secretary, or call (801) 278-5552.

EXPERTS

The consolidated financial statements of Black Diamond, Inc. (formerly, Clarus Corporation) as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Black Diamond Equipment, Ltd. as of and for the years ended June 30, 2009, 2008, and 2007, incorporated in this prospectus by reference to the Current Report on Form 8-K of Black Diamond, Inc. (formerly, Clarus Corporation), filed with the Commission on June 4, 2010, have been so incorporated in reliance on the report of Tanner LLC (formerly, Tanner LC), independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Gregory Mountain Products, Inc. as of December 31, 2009, 2008, and 2007 (predecessor), as of March 15, 2008, and for the year ended December 31, 2009, for the period ended from March 15, 2008 (inception) to December 31, 2008, for the period from January 1, 2008 to March 14, 2008 (predecessor), and the year ended December 31, 2007 (predecessor), incorporated in this prospectus by reference to the Current Report on Form 8-K of Black Diamond, Inc. (formerly, Clarus Corporation), filed with the Commission on June 4, 2010, have been so incorporated in reliance on the report of Burr Pilger Mayer, Inc., independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York, and for the underwriters or agents, by counsel named in the applicable prospectus supplement.

Black Diamond®
户外
Outside
2011 GEAR OF THE YEAR
Black Diamond
Black

ACCESS FUND

Black Diamond
Black Diamond

FACTOR
130

7,750,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Piper Jaffray

Wm Smith & Co.

February 16, 2012